SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (CVM - Comissão de Valores Mobiliários)
FINANCIAL STATEMENTS - DFP BRAZILIAN CORPORATE LAW
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	As of -12/31/2007

THIS REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSABILITY OF THE COMPANY’S MANAGEMENT.

01.01 - IDENTIFICATION

1 - CVM CODE 00951-2	2 - NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. - PETROBRAS	3 - CNPJ (TAXPAYERS RECORD NUMBER) 33.000.167/0001-01
4 – BOARD OF TRADE INSCRIPTION NUMBER 33300032061

01.02 - HEAD OFFICE

1 - ADDRESS (STREET, NUMBER AND FLOOR) AV. REPÚBLICA DO CHILE, 65 – 24th floor			2 - QUARTER OR DISTRICT DOWNTOWN
3 - CEP (ZIP CODE) 20035-900	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE (DDD) 021	7 - PHONE No. 3224-2040	8 - PHONE No. 3224-2041	9 - PHONE No.	10 - TELEX -
11 - AREA CODE 021	12 - FAX 3224-9999	13 - FAX 3224-6055	14 - FAX 3224-7784
15 - E-MAIL petroinvest@petrobras.com.br

01.03 – INVESTOR RELATIONS DIRECTOR (BUSINESS ADDRESS)

1 - NAME ALMIR GUILHERME BARBASSA
2 – ADDRESS (STREET, NUMBER AND FLOOR) AV. REPÚBLICA DO CHILE, 65 – 23rd floor			3 - QUARTER OR DISTRICT DOWNTOWN
4 - CEP (ZIP CODE) 20031-912	5 - CITY RIO DE JANEIRO			6 - STATE RJ
7 - AREA CODE (DDD) 021	8 - PHONE No. 3224-2040	9 - PHONE No. 3224-2041	10 – PHONE No. -	11 - TELEX -
12 - AREA CODE 021	13 - FAX 3224-9999	14 - FAX 3224-6055	15 - FAX 3224-7784
16 - E-MAIL barbassa@petrobras.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS

FISCAL YEAR	1- FISCAL YEAR BEGINNING DATE	2- FISCAL YEAR END DATE
1- LAST	01/01/2007	12/31/2007
2 -PENULTIMATE	01/01/2006	12/31/2006
3 - BEFORE THE PENULTIMATE	01/01/2005	12/31/2005
4- NAME OF INDEPENDENT ACCOUNTING FIRM KPMG AUDITORES INDEPENDENTES		5- CVM CODE 00418-9
6 -NAME OF THE ENGAGEMENT PARTNER MANUEL FERNANDES RODRIGUES DE SOUSA		7- PARTNER CPF 783.840.017.15

01.05 - CURRENT BREAKDOWN OF PAID–IN CAPITAL

N.OF SHARE (THOUSANDS)	1- 12/31/2007	2- 12/31/2006	3- 12/31/2005
PAID-UP CAPITAL
1 - COMMON	2.536.674	2.536.674	2.536.674
2 - PREFERRED	1.850.364	1.850.364	1.849.478
3 - TOTAL	4.387.038	4.387.038	4.386.152
ON TREASURY
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

1.06 – CHARACTERISTICS OF THE COMPANY

1- TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
2 - SITUATION OPERATIONAL
3 - TYPE OF SHARE CONTROL STATE HOLDING COMPANY
4 - ACTIVITY CODE 101 – OIL AND GAS
5 - ACTIVITY PROSPECTING OF OIL AND GAS, PRODUCTION,REFINING AND ENERGY ACTIVIES
6 – TYPE OF CONSOLIDATION TOTAL

01.07 – CORPORATIONS / PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ (TAXPAYERS RECORD NUMBER)	3 – NAME OF THE COMPANY

01.08 – DIVIDENDS IN CASH

1- ITEM	2- EVENT	3 – APPROVAL DATE	4 - TYPE	5 – PAYMENT BEGINS ON	6 – TYPE OF SHARE	7 – DIVIDENS PER sSHARE
01	RCA	07/25/2007	Interest on shareholders’ equity	01/31/2007	ON	0,5000000000
02	RCA	07/25/2007	Interest on shareholders’ equity	01/31/2007	PN	0,5000000000
03	RCA	09/21/2007	Interest on shareholders’ equity	03/31/2007	ON	0,5000000000
04	RCA	09/21/2007	Interest on shareholders’ equity	03/31/2007	PN	0,5000000000
05	AGO	12/27/2007	Interest on shareholders’ equity	04/30/2008	ON	0,3000000000
06	AGO	12/27/2007	Interest on shareholders’ equity	04/30/2008	PN	0,3000000000

01.09 – INVESTOR RELATIONS DIRECTOR

1 – DATE 03/17/2006	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (In thousands of reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2007	4- 12/31/2006	5- 12/31/2005
1	Total Assets	211.233.010	179.614.554	154.013.146
1.01	Current Assets	40.154.095	49.443.798	44.694.731
1.01.01	Cash and Cash Equivalents	7.847.949	20.098.892	17.481.555
1.01.01.01	Cash and Banks	866.147	2.219.519	2.114.551
1.01.01.02	Short Term Investments	6.981.802	17.879.373	15.367.004
1.01.02	Accounts Receivable, net	12.036.476	10.376.356	10.676.578
1.01.02.01	Customers	12.036.476	10.376.356	10.676.578
1.01.02.01.01	Customers	3.445.477	4.248.112	4.447.097
1.01.02.01.02	Subsidiary and Affiliated Companies	7.899.158	5.105.482	4.600.522
1.01.02.01.03	Other Accounts Receivable	894.533	1.210.244	1.844.634
1.01.02.01.04	Allowance for Doubtful Accounts	(202.692)	(187.482)	(215.675)
1.01.02.02	Miscellaneous Credits	0	0	0
1.01.03	Inventories	12.800.138	12.968.740	10.337.565
1.01.04	Other	7.469.532	5.999.810	6.199.033
1.01.04.01	Dividends Receivable	668.501	777.593	945.676
1.01.04.02	Recoverable Taxes	5.125.217	4.381.752	4.037.175
1.01.04.03	Prepaid Expenses	1.095.815	669.892	680.787
1.01.04.05	Other Current Assets	579.999	170.573	535.395
1.02	Non-current Assets	171.078.915	130.170.756	109.318.415
1.02.01	Long-term assets	63.949.619	45.184.676	37.601.550
1.02.01.01	Miscellaneous Credits	4.834.031	1.418.762	857.198
1.02.01.01.01	Petroleum and Alcohol Accounts	797.851	785.791	769.524
1.02.01.01.02	Marketable Securities	3.386.999	8.062	7.601
1.02.01.01.03	Investments in Privatization Process	1.366	1.366	1.475
1.02.01.01.04	Other Accounts Receivable	647.815	623.543	78.598
1.02.01.02	Accounts Receivable, net	47.555.806	34.282.729	28.116.453
1.02.01.02.01	With Affiliates	0	1.488	141.288
1.02.01.02.02	With Subsidiaries	47.555.806	34.281.241	27.975.165
1.02.01.02.03	Other Companies	0	0	0
1.02.01.03	Other	11.559.782	9.483.185	8.627.899
1.02.01.03.01	Projects Financings	1.503.703	927.830	569.030
1.02.01.03.02	Deferred Income Tax and Social Contribution	1.776.187	1.363.928	1.102.845
1.02.01.03.03	Deferred Value-Added Tax (ICMS)	755.058	693.776	1.230.796
1.02.01.03.04	Deferred PASEP/COFINS	3.026.238	1.704.753	0
1.02.01.03.05	Compulsory Loans - Eletrobrás	0	115.923	117.811
1.02.01.03.06	Judicial Deposits	1.445.658	1.438.384	1.443.834
1.02.01.03.07	Advance for Pension Plan	1.296.810	1.242.268	1.205.358
1.02.01.03.08	Advances to Suppliers	396.781	564.266	684.235
1.02.01.03.09	Prepaid Expenses	809.332	818.953	1.060.967
1.02.01.03.10	Inventories	236.753	464.783	492.777
1.02.01.03.11	Other non-current assets	313.252	148.321	720.246
1.02.02	Fixed Assets	107.129.296	84.986.080	71.716.865
1.02.02.01	Investments	26.068.789	22.776.506	20.366.625
1.02.02.01.01	In Affiliates	132.444	98.470	2.153
1.02.02.01.02	Goodwill in Affiliates	0	0	0
1.02.02.01.03	In Subsidiaries	23.509.345	22.444.836	20.129.942
1.02.02.01.04	Goodwill in Subsidiaries	0	0	0
1.02.02.01.05	Other Investments	349.852	233.200	234.530
1.02.02.01.06	Rights/Advance – Acquisition of Investments	2.077.148	0	0
1.02.02.02	Property, Plant and Equipment	77.252.144	58.682.236	48.187.534
1.02.02.03	Intangible	3.074.677	2.778.773	2.584.531
1.03.02.04	Deferred Charges	733.686	748.565	578.175

02.02 - BALANCE SHEET - LIABILITIES (In thousands of reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2007	4- 12/31/2006	5- 12/31/2005
2	Liabilities and Stockholders' equity	211.233.010	179.614.554	154.013.146
2.01	Current Liabilities	60.385.858	51.183.457	48.065.619
2.01.01	Loans and Financings	748.518	1.279.445	1.655.721
2.01.01.01	Financings	625.922	1.141.352	1.499.012
2.01.01.02	Interest on Financings	122.596	138.093	156.709
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	7.413.054	5.427.331	4.481.558
2.01.04	Taxes, Contribution and Participation	8.493.492	6.854.934	7.292.508
2.01.05	Dividends Payable	6.580.557	7.896.669	7.017.843
2.01.06	Accruals	3.090.081	2.963.043	2.823.654
2.01.06.01	Payroll and Related Charges	1.375.912	1.137.832	978.222
2.01.06.02	Provision for Contingencies	54.000	54.000	167.645
2.01.06.03	Pension Plan	386.091	391.783	461.848
2.01.06.04	Health Care Benefits Plan	429.666	386.428	369.939
2.01.06.05	Employee and Management Participations	844.412	993.000	846.000
2.01.07	Debts with Subsidiaries and Affiliated Companies	29.043.500	23.473.128	20.383.557
2.01.07.01	Suppliers	29.043.500	23.473.128	20.383.557
2.01.08	Other	5.016.656	3.288.907	4.410.778
2.01.08.01	Advances from customers	120.326	1.119.891	1.054.783
2.01.08.02	Projects Financings	408.234	1.565.296	2.421.806
2.01.08.03	Other	4.488.096	603.720	934.189
2.02	Non-current Liabilities	34.834.917	29.048.763	25.244.261
2.02.01	Non-current Liabilities	34.834.917	29.048.763	25.244.261
2.02.01.01	Loans and Financings	4.811.988	5.094.223	6.408.872
2.02.01.01.01	Financings	4.811.988	5.094.223	6.408.872
2.02.01.02	Debentures	0	0	0
2.02.01.03	Accruals	21.335.040	17.873.052	14.351.765
2.02.01.03.01	Health Care Benefits Plan	8.554.276	7.382.761	6.107.188
2.02.01.03.02	Provision for Contingencies	208.415	190.671	225.251
2.02.01.03.03	Pension Plan	4.138.672	2.777.184	1.749.036
2.02.01.03.04	Deferred Income Tax and Social Contribution	8.433.677	7.522.436	6.270.290
2.02.01.04	Subsidiaries and Affiliated Companies	2.374.256	2.506.957	1.925.046
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Other	6.313.633	3.574.531	2.558.578
2.02.01.06.01	Provision for Dismantling of Areas	5.854.072	2.979.031	1.807.730
2.02.01.06.02	Provision for Programmed Maintenance	0	0	0
2.02.01.06.03	Other Accounts and Expenses Payable	459.561	595.500	750.848
2.02.02	Deferred Income	0	0	0
2.04	Shareholders’ Equity	116.012.235	99.382.334	80.703.266
2.04.01	Capital	52.644.460	48.263.983	33.235.445
2.04.01.01	Subscribed and Paid-in Capital	52.644.460	48.263.983	32.896.138
2.04.01.02	Monetary Restatement of Capital	0	0	339.307
2.04.02	Capital Reserves	1.553.831	372.064	372.064
2.04.02.01	AFRMM and Subventions	169.142	158.298	158.298
2.04.02.02	Fiscal Incentive – Income Tax	1.384.689	213.766	213.766
2.04.03	Revaluation Reserve	61.520	66.423	60.120
2.04.03.01	Own Assets	0	0	0
2.04.03.02	Subsidiaries and Affiliated Companies	61.520	66.423	60.120
2.04.04	Revenue Reserves	61.752.424	50.679.864	47.035.637

1 - CODE	2- DESCRIPTION	3- 12/31/2007	4- 12/31/2006	5- 12/31/2005
2.04.04.01	Legal	7.612.508	6.511.073	5.207.914
2.04.04.02	Statutory Reserves	504.544	1.249.441	1.008.119
2.04.04.03	For Contingencies	0	0	0
2.04.04.04	Unrealized Earnings	0	0	0
2.04.04.05	Retention of Earnings	53.635.372	42.919.350	40.819.604
2.04.04.06	Undistributed Dividends	0	0	0
2.04.04.07	Other Revenue Reserves	0	0	0
2.04.05	Retained Earnings/ (Accumulated Losses)	0	0	0
2.04.06	Advance for Future Capital Increase	0	0	0

03.01 - STATEMENT OF INCOME (In Thousands of Reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2007	4- 12/31/2006	5- 12/31/2005
3.01	Gross Operating Revenues	170.244.954	162.225.973	143.665.730
3.02	Sales Deductions	(43.477.953)	(42.508.173)	(37.843.204)
3.03	Net Operating Revenues	126.767.001	119.717.800	105.822.526
3.04	Cost of Products and Services Sold	(70.444.686)	(65.942.183)	(57.512.113)
3.05	Gross Profit	56.322.315	53.775.617	48.310.413
3.06	Operating Expenses	(23.898.643)	(16.000.058)	(14.810.467)
3.06.01	Selling	(5.314.132)	(4.975.402)	(4.195.157)
3.06.02	General and Administrative	(4.488.210)	(3.607.991)	(3.453.753)
3.06.02.01	Management and Board of Directors Remuneration	(4.034)	(3.898)	(4.089)
3.06.02.02	Administrative	(4.484.176)	(3.604.093)	(3.449.664)
3.06.03	Financial	1.678.641	812.195	126.439
3.06.03.01	Income	4.662.159	3.038.657	2.369.097
3.06.03.02	Expenses	(2.983.518)	(2.226.462)	(2.242.658)
3.06.04	Other Operating Income	0	0	0
3.06.05	Other Operating Expenses	(15.113.361)	(8.652.855)	(9.070.019)
3.06.05.01	Taxes	(717.092)	(679.756)	(443.415)
3.06.05.02	Cost of Research and Technological Development	(1.700.342)	(1.575.723)	(932.627)
3.06.05.03	Impairment	(45.248)	(40.395)	(49.368)
3.06.05.04	Exploratory Costs for the Extraction of Crude Oil and Gas	(1.211.923)	(1.118.839)	(1.876.411)
3.06.05.05	Health Care and Pension Plan	(2.359.108)	(1.823.391)	(1.888.903)
3.06.05.06	Monetary and Foreign Exchange Variations, Net	(4.713.938)	(778.277)	(1.187.233)
3.06.05.07	Other Operating Expenses, Net	(4.365.710)	(2.636.474)	(2.692.062)
3.06.06	Equity Pickup	(661.581)	423.995	1.782.023
3.07	Operating Income	32.423.672	37.775.559	33.499.946
3.08	Non-operating Income	(340.701)	(111.650)	(199.982)
3.08.01	Revenues	74.691	1.082	1.256.194
3.08.02	Expenses	(415.392)	(112.732)	(1.456.176)
3.09	Income before Taxes/Participations	32.082.971	37.663.909	33.299.964
3.10	Income Tax and Social Contribution	(8.590.720)	(9.366.173)	(8.581.490)
3.11	Deferred Income Tax	(619.148)	(1.241.563)	(422.392)
3.12	Statutory Participations/Contributions	(844.412)	(993.000)	(846.000)
3.12.01	Participations	(844.412)	(993.000)	(846.000)
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Stockholders’ Capital	0	0	0
3.15	Net Income for the year	22.028.691	26.063.173	23.450.082
	Number of Shares, Ex-Treasury (Thousands)	4.387.038	4.387.038	4.386.152
	Net Income per Share (Reais)	5,02131	5,94095	5,34639
	Loss per Share (Reais)

04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION (In Thousands of Reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2007	4- 12/31/2006	4- 12/31/2005
4.01	Financial resources were provided by:	39.039.298	36.258.637	33.047.828
4.01.01	Operations	37.300.977	36.193.587	30.168.628
4.01.01.01	Net income for the year	22.028.691	26.063.173	23.450.082
4.01.01.02	Figures not affecting working capital	15.272.286	10.130.414	6.718.546
4.01.01.02.01	Participation in relevant investments	641.238	(411.993)	(1.816.395)
4.01.01.02.02	Gain (loss) from changes in relevant investments	0	0	0
4.01.01.02.03	Dividends	975.508	954.437	990.935
4.01.01.02.04	Goodwill/negative goodwill – amortization	20.343	(12.002)	34.372
4.01.01.02.05	Depreciation and amortization	5.798.802	4.934.119	3.739.373
4.01.01.02.06	Operations with subsidiaries and affiliated companies	0	0	0
4.01.01.02.07	Monetary and exchange adjustments net	2.977.147	(6.067)	(768.921)
4.01.01.02.08	Net book value of asset disposals	517.487	452.160	1.106.798
4.01.01.02.09	Income from the sale of platforms, ships and equipments	0	0	(6.453)
4.01.01.02.10	Deferred income tax and social contribution net	735.740	968.490	491.471
4.01.01.02.11	Employee benefits and other provisions	3.606.021	3.077.259	2.928.199
4.01.01.02.12	Other	0	174.011	19.167
4.01.02	Shareholders’	0	16.314	0
4.01.02.01	Capital payment	0	16.314	0
4.01.03	Third	1.738.321	48.736	2.879.200
4.01.03.01	Financing	500.000	0	373.199
4.01.03.02	Proceeds of sale of equipment - vessels	0	0	2.488.610
4.01.03.03	Credits and subventions for investments	1.181.767	0	17.391
4.01.03.04	Other	56.554	48.736	0
4.02	Financial resources were used for :	57.531.402	34.627.408	23.554.697
4.02.01	Investments	5.720.941	2.101.870	3.041.246
4.02.02	Property, plant and equipment	21.616.308	15.140.515	11.992.251
4.02.03	Intangible	559.378	392.249	726.581
4.02.04	Deferred charges	302.242	265.624	204.812
4.02.05	Transactions with subsidiaries and affiliated companies	16.046.737	6.559.580	(3.277.858)
4.02.06	Transfer of financing and suppliers to current liabilities	663.226	1.152.061	1.719.940
4.02.07	Increase in non-current assets	659.870	(123.635)	639.817
4.02.08	Dividends	6.580.557	7.896.669	7.017.843
4.02.09	Increase in ventures under negotiation	638.250	354.212	907.459
4.02.10	Decrease in other non-current liabilities	1.432.674	888.263	582.606
4.02.11	Marketable securities	3.311.219	0	0
4.03	Changes in working capital	(18.492.104)	1.631.229	9.493.131
4.04	Current assets variations	(9.289.703)	4.749.067	9.251.461
4.04.01	At the beginning of the year	49.443.798	44.694.731	35.443.270
4.04.02	At the end of the year	40.154.095	49.443.798	44.694.731
4.05	Current Liabilities variations	9.202.401	3.117.838	(241.670)
4.05.01	At the beginning of the year	51.183.457	48.065.619	48.307.289
4.05.02	At the end of the year	60.385.858	51.183.457	48.065.619

05.01 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY 01/01/2007 to 12/31/2007 (In thousands reais)

1- CODE	2- DESCRIPTION	3- SUBSCRIBED AND PAID-UP CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- REVENUE RESERVES	7- RETAINED EARNINGS	8- TOTAL STOCKHOLDERS’ EQUITY
5.01	At December 31, 2006	48.263.983	372.064	66.423	50.679.864	0	99.382.334
5.02	Prior years adjustments	0	0	0	0	0	0
5.03	Capital increase/decrease	4.380.477	0	0	(4.380.477)	0	0
5.04	Realization of reserves	0	0	(4.903)	0	4.903	0
5.05	Treasury Shares	0	0	0	0	0	0
5.06	Net income for the year	0	0	0	0	22.028.691	22.028.691
5.07	Appropriation	0	0	0	15.453.037	(22.033.594)	(6.580.557)
5.07.01	Dividends	0	0	0	0	(6.580.557)	(6.580.557)
5.07.02	Appropriation of net income to reserves	0	0	0	15.448.134	(15.448.134)	0
5.07.03	Retention of earnings	0	0	0	4.903	(4.903)	0
5.08	Other	0	1.181.767	0	0	0	1.181.767
5.08.01	Income tax funds used	0	1.170.923	0	0	0	1.170.923
5.08.02	AFRMM funds used	0	10.844	0	0	0	10.844
5.09	At December 31, 2007	52.644.460	1.553.831	61.520	61.752.424	0	116.012.235

05.02 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY 01/01/2006 to 12/31/2006 (In thousands reais)

1- CODE	2- DESCRIPTION	3- SUBSCRIBED AND PAID-UP CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- REVENUE RESERVES	7- RETAINED EARNINGS	8- TOTAL STOCKHOLDERS’ EQUITY
5.01	At December 31, 2005	33.235.445	372.064	60.120	47.035.637	0	80.703.266
5.02	Prior years adjustments	0	0	0	0	480.366	480.366
5.03	Capital increase/decrease	15.028.538	0	0	(15.012.224)	0	16.314
5.04	Realization of reserves	0	0	(9.581)	0	9.581	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Net income for the year	0	0	0	0	26.063.173	26.063.173
5.07	Appropriation	0	0	0	18.656.451	(26.553.120)	(7.896.669)
5.07.01	Dividends	0	0	0	0	(7.896.669)	(7.896.669)
5.07.02	Appropriation of net income to reserves	0	0	0	18.166.504	(18.166.504)	0
5.07.03	Retention of earnings	0	0	0	489.947	(489.947)	0
5.08	Other	0	0	15.884	0	0	15.884
5.08.01	AFRMM funds used	0	0	0	0	0	0
5.08.02	Reserve constitution	0	0	15.884	0	0	15.884
5.09	At December 31, 2006	48.263.983	372.064	66.423	50.679.864	0	99.382.334

05.03 - STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY 01/01/2005 to 12/31/2005 (In thousands reais)

1- CODE	2- DESCRIPTION	3- SUBSCRIBED AND PAID-UP CAPITAL	4- CAPITAL RESERVES	5- REVALUATION RESERVE	6- REVENUE RESERVES	7- RETAINED EARNINGS	8- TOTAL STOCKHOLDERS’ EQUITY
5.01	At December 31, 2004	33.235.445	354.673	69.094	30.594.424	0	64.253.636
5.02	Prior years adjustments	0	0	0	0	0	0
5.03	Capital increase/decrease	0	0	0	0	0	0
5.04	Realization of reserves	0	0	(8.974)	0	8.974	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Net income for the year	0	0	0	0	23.450.082	23.450.082
5.07	Appropriation	0	0	0	16.441.213	(23.459.056)	(7.017.843)
5.07.01	Dividends	0	0	0	0	(7.017.843)	(7.017.843)
5.07.02	Appropriation of net income to reserves	0	0	0	16.432.239	(16.432.239)	0
5.07.03	Retention of earnings	0	0	0	8.974	(8.974)	0
5.08	Other	0	17.391	0	0	0	17.391
5.08.01	AFRMM funds used	0	17.391	0	0	0	17.391
5.09	At December 31, 2005	33.235.445	372.064	60.120	47.035.637	0	80.703.266

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (In thousands of reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2007	4- 12/31/2006	5- 12/31/2005
1	Total Assets	231.227.800	210.538.129	183.521.108
1.01	Current Assets	53.373.766	67.219.423	60.235.190
1.01.01	Cash and Cash Equivalents	13.070.849	27.829.105	23.417.040
1.01.01.01	Cash and Banks	2.329.575	3.686.866	3.651.644
1.01.01.02	Short Term Investments	10.741.274	24.142.239	19.765.396
1.01.02	Accounts Receivable, net	11.328.967	13.432.524	13.029.325
1.01.02.01	Customers	11.328.967	13.432.524	13.029.325
1.01.02.01.01	Customers	10.451.975	11.735.593	10.719.005
1.01.02.01.02	Credits with Affiliated Companies	314.927	573.293	757.192
1.01.02.01.03	Other Accounts Receivable	1.885.561	2.375.051	2.020.770
1.01.02.01.04	Allowance for Doubtful Accounts	(1.323.496)	(1.251.413)	(467.642)
1.01.03	Inventories	17.599.001	15.941.033	13.606.679
1.01.04	Other	11.374.949	10.016.761	10.182.146
1.01.04.01	Dividends Receivable	80.596	47.462	41.907
1.01.04.02	Recoverable Taxes	7.781.536	6.825.757	6.550.997
1.01.04.03	Prepaid Expenses	1.429.829	998.477	941.016
1.01.04.04	Other Current Assets	1.493.200	1.165.430	1.529.487
1.01.04.05	Marketable Securities	589.788	979.635	1.118.739
1.02	Non-current Assets	177.854.034	143.318.706	123.285.918
1.02.01	Long-term Assets	22.022.837	16.360.511	14.102.228
1.02.01.01	Credits	6.776.599	2.800.551	2.439.865
1.02.01.01.01	Petroleum and Alcohol Accounts	797.851	785.791	769.524
1.02.01.01.02	Marketable Securities	3.922.370	409.531	618.091
1.02.01.01.03	Investments in Privatization Process	3.228	3.228	3.454
1.02.01.01.04	Accounts Receivable, net	2.053.150	1.602.001	1.048.796
1.02.01.02	Credits with Affiliated Companies	848.752	174.429	538.975
1.02.01.02.01	With Affiliates	848.752	174.429	538.975
1.02.01.02.02	With Subsidiaries	0	0	0
1.02.01.02.03	Other Companies	0	0	0
1.02.01.03	Other	14.397.486	13.385.531	11.123.388
1.02.01.03.01	Projects Financings	0	0	0
1.02.01.03.02	Deferred Income tax and Social Contribution	3.921.534	3.496.368	2.617.516
1.02.01.03.03	Deferred ICMS	990.878	959.602	1.477.460
1.02.01.03.04	Deferred PASEP/COFINS	3.145.403	1.704.753	0
1.02.01.03.05	Compulsory Loans - Eletrobrás	0	203.728	117.811
1.02.01.03.06	Judicial Deposits	1.693.495	1.750.119	1.818.185
1.02.01.03.07	Advance for Migration – Pension Plan	1.296.810	1.242.268	1.205.358
1.02.01.03.08	Advance to Suppliers	396.781	706.746	684.235
1.02.01.03.09	Prepaid Expenses	1.514.301	1.838.778	1.362.800
1.02.01.03.10	Inventories	236.753	464.783	492.777
1.02.01.03.11	Other Taxes	275.675	237.809	242.385
1.02.01.03.12	Other Non-current Assets	925.856	780.577	1.104.861
1.02.02	Fixed Assets	155.831.197	126.958.195	109.183.690
1.02.02.01	Investments	7.822.074	4.755.148	2.280.702
1.02.02.01.01	In Affiliates	2.460.567	3.335.235	1.386.132
1.02.02.01.02	Goodwill in Affiliates	0	0	0
1.02.02.01.03	In Subsidiaries	851.062	13.188	8.037
1.02.02.01.04	Goodwill in Subsidiaries	1.686.038	1.127.758	489.167
1.02.02.01.05	Other Investments	747.259	278.967	397.366
1.02.02.01.06	Right/Advance – Acquisition of Investments	2.077.148	0	0
1.02.02.02	Property, Plant and Equipment	139.940.726	114.103.091	100.824.365
1.02.02.03	Intangible	5.532.053	5.651.646	4.604.989
1.02.02.04	Deferred Charges	2.536.344	2.448.310	1.473.634

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (In thousands of reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2007	4- 12/31/2006	5- 12/31/2005
2	Liabilities and Stockholders' Equity	231.227.800	210.538.129	183.521.108
2.01	Current Liabilities	47.555.011	48.564.250	42.749.609
2.01.01	Loans and Financings	8.501.230	12.522.276	10.502.998
2.01.01.01	Financings	7.853.781	11.932.301	8.589.629
2.01.01.02	Interest on Financings	647.449	589.975	1.913.369
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	13.791.198	11.510.166	8.976.359
2.01.04	Taxes, Contribution and Participation	10.006.272	8.413.040	8.931.341
2.01.05	Dividends Payable	6.580.557	7.896.669	7.017.843
2.01.06	Accruals	3.634.869	3.524.226	3.241.891
2.01.06.01	Payroll and related charges	1.688.960	1.451.660	1.196.281
2.01.06.02	Provision for Contingencies	54.000	54.000	167.645
2.01.06.03	Pension Plan	424.259	414.821	482.942
2.01.06.04	Health Care Benefits Plan	455.736	406.827	389.459
2.01.06.05	Employee and Management Participations	1.011.914	1.196.918	1.005.564
2.01.06.06	Other	0	0	0
2.01.07	Debts with Subsidiaries and Affiliated Companies	0	0	0
2.01.08	Other	5.040.885	4.697.873	4.079.177
2.01.08.01	Advances from Customers	493.217	1.991.177	1.626.854
2.01.08.02	Projects Financings	41.470	34.163	28.135
2.01.08.03	Other	4.506.198	2.672.533	2.424.188
2.02	Non-current Liabilities	63.512.565	56.967.832	55.807.409
2.02.01	Long-term Liabilities	62.120.777	56.554.454	55.324.135
2.02.01.01	Loans and Financings	29.806.589	31.542.849	34.439.489
2.02.01.02	Debentures	0	0	0
2.02.01.03	Accruals	24.825.051	20.690.284	17.616.129
2.02.01.03.01	Health Care Benefits Plan	9.272.183	8.012.344	6.641.480
2.02.01.03.02	Provision for Contingencies	613.969	513.880	614.568
2.02.01.03.03	Pension Plan	4.520.145	3.047.789	1.898.360
2.02.01.03.04	Deferred Tax and Social Contribution	10.352.712	9.116.271	8.461.721
2.02.01.03.05	Other Deferred Taxes	66.042	0	0
2.02.01.04	Subsidiaries and Affiliated Companies	94.664	46.555	39.954
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Other	7.394.473	4.274.766	3.228.563
2.02.01.06.01	Provision for Dismantling of Areas	6.132.359	3.148.398	1.969.072
2.02.01.06.02	Provision for Programmed Maintenance	0	0	0
2.02.01.06.03	Other Accounts and Expenses Payable	1.262.114	1.126.368	1.259.491
2.02.02	Deferred Income	1.391.788	413.378	483.274
2.03	Minority Interest	6.306.097	7.475.399	6.178.854
2.04	Shareholders’ Equity	113.854.127	97.530.648	78.785.236
2.04.01	Capital	52.644.460	48.263.983	33.235.445
2.04.01.01	Subscribed and Paid-up Capital	52.644.460	48.263.983	32.896.138
2.04.01.02	Monetary Restatement of Capital	0	0	339.307
2.04.02	Capital Reserves	1.553.831	372.064	372.064
2.04.02.01	AFRMM Subsidy	169.142	158.298	158.298
2.04.02.02	Fiscal Incentive – Income Tax	1.384.689	213.766	213.766
2.04.03	Revaluation Reserves	61.520	66.423	60.120
2.04.03.01	Own Assets	0	0	0
2.04.03.02	Subsidiaries and Affiliated Companies	61.520	66.423	60.120
2.04.04	Revenue Reserves	59.594.316	48.828.178	45.117.607
2.04.04.01	Legal	7.612.508	6.511.073	5.207.914
2.04.04.02	Statutory	504.544	1.249.441	1.008.119
2.04.04.03	For Contingencies	0	0	0
2.04.04.04	Unrealized Earnings	0	0	0
2.04.04.05	Retained Earnings	51.477.264	41.067.664	38.901.574
2.04.04.06	Undistributed Dividends	0	0	0
2.04.04.07	Other Revenue Reserves	0	0	0
2.04.05	Retained Earnings (Accumulated losses)	0	0	0
2.04.06	Advance for Capital Increase	0	0	0

07.01 – CONSOLIDATED STATEMENT OF INCOME (In thousands of reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2007	4- 12/31/2006	5- 12/31/2005
3.01	Gross Sales and Services Revenue	218.254.174	205.403.037	179.065.284
3.02	Sales Deductions	(47.676.449)	(47.164.218)	(42.460.206)
3.03	Net Operating Revenues	170.577.725	158.238.819	136.605.078
3.04	Cost of Products and Services Sold	(104.398.043)	(94.933.511)	(77.107.946)
3.05	Gross Profit	66.179.682	63.305.308	59.497.132
3.06	Operating Expenses	(30.201.878)	(22.632.816)	(22.817.235)
3.06.01	Selling	(6.059.734)	(5.790.648)	(5.477.419)
3.06.02	General and Administrative	(6.427.892)	(5.429.296)	(5.430.798)
3.06.02.01	Management and Board of Directors Remuneration	(29.259)	(31.035)	(28.845)
3.06.02.02	Administrative	(6.398.633)	(5.398.261)	(5.401.953)
3.06.03	Financial	(785.459)	(1.341.554)	(3.213.363)
3.06.03.01	Income	2.506.543	2.378.793	1.351.410
3.06.03.02	Expenses	(3.292.002)	(3.720.347)	(4.564.773)
3.06.04	Other Operating Income	0	0	0
3.06.05	Other Operating Expenses	(16.248.138)	(9.838.103)	(8.445.531)
3.06.05.01	Taxes	(1.255.511)	(1.262.936)	(895.208)
3.06.05.02	Cost of Research and Technological Development	(1.712.338)	(1.586.489)	(934.600)
3.06.05.03	Impairment	(446.129)	(45.063)	(126.032)
3.06.05.04	Exploratory Costs for the Extraction of Crude Oil and Gas	(2.569.724)	(2.036.838)	(2.222.792)
3.06.05.05	Health Care and Pension Plan	(2.494.510)	(1.940.582)	(2.011.016)
3.06.05.06	Net Monetary and Exchanges Variations	(3.146.547)	9.359	370.536
3.06.05.07	Other Operating Expenses, Net	(4.623.379)	(2.975.554)	(2.626.419)
3.06.06	Equity Pickup	(680.655)	(233.215)	(250.124)
3.07	Operating Income	35.977.804	40.672.492	36.679.897
3.08	Non-operating Income (Expenses)	(438.517)	(66.950)	(124.531)
3.08.01	Income	0	29.906	(576)
3.08.02	Expenses	(438.517)	(96.856)	(123.955)
3.09	Income before Taxes/ Participations	35.539.287	40.605.542	36.555.366
3.10	Income Tax and Social Contribution	(10.795.524)	(11.130.072)	(10.300.520)
3.11	Deferred Income Tax	(477.234)	(766.329)	(501.636)
3.12	Statutory Participation/Contribution	(1.011.914)	(1.196.918)	(1.005.564)
3.12.01	Participations	(1.011.914)	(1.196.918)	(1.005.564)
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Stockholders’ Capital	0	0	0
3.14	Minority Interest	(1.742.826)	(1.593.303)	(1.022.923)
3.15	Net Income for the year	21.511.789	25.918.920	23.724.723
	Number of Shares. Ex-Treasury (Thousands)	4.387.038	4.387.038	4.386.152
	Net Income per Share (Reais)	4,90349	5,90807	5,40901
	Loss per Share (Reais)

08.01 – CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION (In Thousands of Reais)

1 - CODE	2- DESCRIPTION	3- 12/31/2007	4- 12/31/2006	5- 12/31/2005
4.01	Financial resources were provided by:	55.648.419	51.348.872	47.094.993
4.01.01	Operations	45.954.214	45.369.438	40.824.117
4.01.01.01	Net income for the year	21.511.789	25.918.920	23.724.723
4.01.01.02	Figures not affecting capital	24.442.425	19.450.518	17.099.394
4.01.01.02.01	Minority Interest	1.742.826	1.593.303	1.022.923
4.01.01.02.02	Participation in relevant investments	582.742	189.936	158.529
4.01.01.02.03	Dividends	70.872	101.509	172.977
4.01.01.02.04	Depreciation and amortization	10.695.825	9.823.557	8.034.718
4.01.01.02.05	Exchange and monetary variations in fixed assets	6.923.023	2.252.194	3.999.654
4.01.01.02.06	Monetary variations and net yield	(1.542.245)	(698.938)	(4.083.087)
4.01.01.02.07	Net book value of asset disposals	1.760.875	2.292.040	2.411.575
4.01.01.02.08	Income from the write off of platforms, ships and equipment	0	0	0
4.01.01.02.09	Deferred income tax and social contribution net	618.323	608.173	1.983.578
4.01.01.02.10	Employee benefits and other provisions	3.699.957	3.456.550	3.306.932
4.01.01.02.11	Goodwill/discount - amortization	97.913	43.279	91.595
4.01.01.02.12	Other	(207.686)	(211.085)	0
4.01.02	Shareholders’	0	0	0
4.01.03	Third	9.694.205	5.979.434	6.270.876
4.01.03.01	Financing	8.452.955	5.930.698	5.747.298
4.01.03.02	Proceeds of sale of equipment - vessels	0	0	506.187
4.01.03.03	Credits and subventions for investments	1.189.844	0	17.391
4.01.03.04	Other	51.406	48.736	0
4.02	Financial resources were used for :	68.484.837	50.179.280	45.669.725
4.02.01	Investments	5.314.688	3.126.484	0
4.02.02	Property, plant and equipment	40.284.299	26.177.926	25.436.045
4.02.03	Intangible	849.453	1.568.699	1.135.903
4.02.04	Deferred charges	665.913	763.810	360.839
4.02.05	Transfer of financing to current liabilities	4.789.112	7.541.273	9.879.227
4.02.06	Decrease in other non-current liabilities	5.730.307	2.623.416	1.451.086
4.02.07	Increase in non-current assets	825.388	523.997	1.111.201
4.02.08	Dividends	6.580.557	7.896.669	7.017.843
4.02.09	Increase in ventures under negotiation	0	0	0
4.02.10	Increase in the petroleum and alcohol accounts - STN	0	0	18.727
4.02.11	Marketable securities	3.445.120	(42.994)	(741.146)
4.03	Changes in working capital	(12.836.418)	1.186.960	1.814.727
4.04	Current assets variations	(13.845.657)	6.984.233	7.448.990
4.04.01	At the beginning of the year	67.219.423	60.235.190	52.786.200
4.04.02	At the end of the year	53.373.766	67.219.423	60.235.190
4.05	Current liabilities variations	(1.009.239)	5.814.641	6.023.722
4.05.01	At the beginning of the year	48.564.250	42.749.609	36.725.887
4.05.02	At the end of the year	47.555.011	48.564.250	42.749.609

09.01 – REPORT OF INDEPENDENT AUDITORS – UNQUALIFIED OPINION

Independent auditors’ report

(A free translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

To
The Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

We have examined the accompanying balance sheet of Petróleo Brasileiro S.A. - Petrobras and the consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of December 31, 2007 and 2006 and the related statements of income, changes in shareholders’ equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and the consolidated financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of December 31, 2007 and 2006, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Our examinations were performed with the objective of expressing an opinion on the aforementioned financial statements taken as a whole. The statements of cash flows, added value, segmentation of business, and the social balance sheet, for the years ended December 31, 2007 and 2006, are supplementary to the aforementioned financial statements, are not required by the accounting practices adopted in Brazil and have been included to facilitate additional analysis. These supplementary information were subject to the same audit procedures as applied to the financial statements referred to in the first paragraph and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

March 3, 2008

KPMG Auditores Independentes
CRC-SP-14.428/O -6-F-RJ

Manuel Fernandes Rodrigues de Sousa	Bernardo Moreira Peixoto Neto
Accountant CRC-RJ-052.428/O-2	Accountant CRC-RJ-064.887/O-8

10.01 – ADMINISTRATION REPORT

11.01 – NOTES

1 Presentation of the financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of the Brazilian Securities Commission - CVM.

Certain amounts relating to prior years were reclassified in order to properly compare the financial statements between the years.

The authorization for the conclusion of the preparation of those financial statements occurred at the Board of Directors Meeting on March 03, 2008.

In order to improve the information provided to the market, the Company is presenting the following supplementary information with respect to the Parent Company and the consolidated financial statements:

1.1 Segment reporting

The information by business segment, presented additionaly, has been prepared in accordance with the US accounting standard SFAS-131 issued by the Financial Accounting Standards Board.

In the business segment statements, the Company’s operations are structured according to the following segments: Exploration and Production, Supply, Gas and Energy, Distribution, International and Group of corporate bodies.

1.2 Statement of cash flow

The Statement of Cash Flow has been prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

1.3 Statement of value added

Statement of value added demonstrates the value of the wealth generated by the Company and distribution to the elements which contributed to its generation. It has been prepared in accordance with Circular CVM/SNC/SEP 01/07 and CFC Resolution 1.010/05, of the Federal Accounting Council.

1.4 Social balance sheet

Social balance sheet, prepared in accordance with CFC Resolution 1.003, aims to show the social and environmental indicators, the functional quantitative information and material information regarding the exercising of corporate citizenship. Some information presented has been obtained from the auxiliary records and certain managerial information of the Company and its subsidiaries.

2 Consolidation principles

The consolidated financial statements as of December 31, 2007 and 2006 has been prepared in accordance with Brazilian accounting practices and rules of the Brazilian Securities Commission - CVM, encompassing the financial statements of Petróleo Brasileiro S.A. - Petrobras and the subsidiaries, jointly-owned subsidiaries and special purpose companies:

	Ownership of capital - %

	2007		2006

	Subscribed		Subscribed
	and paid-up	Voting	and paid-up	Voting

Subsidiaries
Petrobras Química S.A. - Petroquisa and subsidiaries (v)	100,00	100,00	100,00	100,00
Petrobras Distribuidora S.A. - BR and subsidiaries (v)	100,00	100,00	100,00	100,00
Braspetro Oil Services Company - Brasoil and subsidiaries (i)	100,00	100,00	100,00	100,00
Braspetro Oil Company - BOC and subsidiary (i)	99,99	99,99	99,99	99,99
Petrobras International Braspetro B.V. - PIBBV
And subsidiaries (i) (v) (vii)	100,00	100,00	100,00	100,00
Petrobras Comercializadora de Energia Ltda. - PEBEN (viii)	99,00	99,00	99,00	99,00
Petrobras Negócios Eletrônicos S.A. - E-Petro and subsidiary (v)	99,95	99,95	99,95	99,95
Petrobras Gás S.A. - Gaspetro and subsidiaries (v)	99,95	99,99	99,94	99,94
Petrobras International Finance Company - PifCo and subsidiaries (i)	100,00	100,00	100,00	100,00
Petrobras Transporte S.A. - Transpetro and subsidiary	100,00	100,00	100,00	100,00
Downstream Participações Ltd.and subsidiary	99,99	99,99	99,99	99,99
Petrobras Netherlands B.V. - PNBVand subsidiaries (i) (v)	100,00	100,00	100,00	100,00
UTE Nova Piratininga Ltda.			99,00	99,00
FAFEN Energia S.A.	100,00	100,00	100,00	100,00
5283 Participações Ltda.	100,00	100,00	100,00	100,00
Baixada Santista Energia Ltda.	100,00	100,00	100,00	100,00
Sociedade Fluminense de Energia Ltda. - SFE	100,00	100,00	100,00	100,00
Termorio S.A.	100,00	100,00	100,00	100,00
Termoceará Ltda.	100,00	100,00	100,00	100,00
Termomacaé Ltda	100,00	100,00	100,00	100,00
Termomacaé Comercialização de Energia Ltda	100,00	100,00	100,00	100,00
Fundo de Investimento Imobiliário RB Logistica - FII	99,00	99,00	98,96	98,96
Usina Termelétrica de Juiz de Fora S. A.	100,00	100,00

Jointly-owned companies
Usina Termoelétrica Norte Fluminense S.A.	10,00	10,00	10,00	10,00
GNL do Nordeste Ltda. (ii)	50,00	50,00	50,00	50,00
Termobahia S.A.(iii)	31,00	31,00	31,00	31,00
Ibiritermo S.A. (iii)	50,00	50,00	50,00	50,00
Termoaçu S.A. (ii)	72,10	72,10	62,43	62,43

Rights and advances for acquisition of investments
Refinaria de Petróleo Ipiranga S. A. (vi)

Special Purpose Companies – SPC (iv)

Albacora Japão Petróleo Ltda.
Barracuda & Caratinga Leasing Company B.V. (i)
Blade Securities Limited (i)
Cayman Cabiunas Investiment CO. (i)
Charter Development LLC - CDC (i)
Codajas Coari Participações Ltda.
Companhia de Desenvolvimento e Modernização de Plantas Industriais - CDMPI
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP
Companhia Petrolífera Marlim
Companhia de Recuperação Secundária S.A. - CRSec
Gasene Participações Ltda.
Manaus Geração Termeletrica Participações Ltda.
Nova Marlim Petróleo S.A.
Nova Transportadora do Nordeste S.A.
Nova Transportadora do Sudeste S.A.
PDET Offshore S.A.
Companhia Mexilhão do Brasil
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobras

(i) Companies located abroad, whose financial statements are prepared in the respective local currencies.

(ii) Companies with shared management, consolidated in proportion to the Company’s holdings in total capital.

(iii) Jointly-controlled companies, fully consolidated, whose activities are controlled by Petrobras, in accordance with CVM Instruction nº 408/2004.

(iv) Specific Purpose Companies (SPC) whose relationship with Petrobras indicates their operational activities are directly or indirectly, individually or jointly controlled by the Company, were included in the consolidated financial statements, as prescribed by CVM Instruction 408/2004.

(v) Companies with investments in jointly-owned companies.

(vi) Proportional consolidation, due to the control shared equally by Braskem and Ultrapar, in relation to the refinery operation of the Ipiranga Refinery.

(vii) 20,13% of interest of 5283 Participações Ltda.

(viii) 1% of interest of Petrobras Gás S.A - Gaspetro

Pramoa Participações S.A. and its subsidiary Suzano Petroquímica S.A. are not being consolidated, in accordance with article 23, II of CVM 247/96, as a result of the corporate restructuring determined by the investment agreement entered into by Petrobras and Unipar on November 30, 2007, as described in the note of investments, 12.10, h.1

The process of consolidating the balance sheets and income statement corresponds to the horizontally adding of the balances of assets, liabilities, revenue and expenses, according to their nature, complemented by the following eliminations:

  the equity interest and reserves held between them;

  the balances of current and other accounts, comprising the assets and/or the liabilities, held between the companies;

  the portion of income in the year, current and non-current assets corresponding to income not economically realized among these companies; and

  the effects deriving from significant transactions among the companies.

The unallocated discount is presented in the consolidated statement as deferred income.

The reconciliation between consolidated and parent company amounts of shareholders’ equity and net income as of December 31 2007 and 2006, is as follows:

	Shareholders’ equity		Net income for the year

	2007	2006	2007	2006

As per the consolidated financial
statements issued	113.854.127	97.530.648	21.511.789	25.918.920
Gains on sale of inventory goods at subsidiaries and
controlled companies, net of taxes	667.016	362.394	667.016	362.394
Reversal of prior years gains in inventories			(362.188)	(326.104)
Capitalized interest	860.446	789.543	183.171	231.557
Absorption (partial reversal) of negative shareholders
equity of subsidiary (*)	73.274	18.623	61.129	(239.373)
(*) Other eliminations	557.372	681.126	(32.226)	115.779

According to Parent Company financial statement	116.012.235	99.382.334	22.028.691	26.063.173

(*)
According to CVM Instruction 247/96, the non-permanent (temporary) losses on investments appraised by the equity method, which do not present signs of stoppage or need for financial support from the investor, should be limited to the value of the Parent Company’s investment. The unsecured liabilities (negative equity) of certain subsidiaries did not therefore influence the income statement and balance sheet of Petrobras for the financial years ended December 31, 2007 and 2006, generating a reconciliation item between the Parent Company’s financial statements and the consolidated financial statements.

3 Summary of significant accounting policies

3.1 Determination of net income, current and non-current assets and liabilities

Net income is determined on the accrual basis and includes income, charges and monetary and exchange variations, at official indexes or rates, calculated on current and non-current assets and liabilities, including, when applicable, the effects of adjustments of assets to market or net realizable values, as well as the provision for doubtful debts, in an amount considered sufficient to cover possible losses on accounts receivable.

Sales revenue is recognized in the income statement when all the risks and benefits inherent to the product are transferred to the buyer. Revenue from services is recognized in the income statement for the period in which it is received.

3.2 Inventories

Inventories are stated as follows:

  Raw materials comprise mainly oil inventories, which are stated at average costs of importation and production, not exceeding market value.

  Oil products and alcohol are stated at average cost of refinement or purchase, adjusted, when applicable, to their net realizable value.

  Materials and supplies are stated at average purchase price, not exceeding replacement value; imports in transit are stated at identified cost and advances are shown at the amounts effectively paid.

3.3 Investments in subsidiaries

Investments in subsidiaries, wholly-owned and jointly-owned subsidiaries and affiliated companies (Note 12), in proportion to the carrying amount of the shareholders’ equity, were valued using the equity method; currency losses or gains resulting from overseas corporate investments are presented, in addition to the income from interests in significant investments.

3.4 Goodwill and discount

Goodwill and discount recorded (Note 12.7) derive from expected future income, market value of assets or other grounds and are being amortized, where applicable, to the extent of the projections which determined them or the useful life of the assets.

3.5 Property, plant and equipment

Assets are stated at acquisition cost, restated on a monthly basis up to December 31, 1995 for companies headquartered in Brazil and in the financial year of 2002 for companies headquartered in Argentina.

Equipment and fixtures relating to oil and gas production tied to the respective wells developed, are depreciated according to the monthly production volume in relation to each production field’s proven and developed reserves. The straight-line method is used for assets with a useful life shorter than the life of the field or that are tied to fields at various stages of production. Other equipment and assets not related to oil and gas production are depreciated according to their estimated and useful life.

Expenditure on exploration and development of oil and gas production is recorded according to the successful efforts method. This method determines the development costs for all the production wells and the successful exploration wells linked to economically viable reserves should be capitalized, while the costs of geological and geophysical work are to be considered as expenses for the period in which they were incurred and the costs of dry exploration wells and those related to non-commercial reserves are to be recorded in the income statement when they are identified as such.

Capitalized costs and the related assets are reviewed annually, on a field-by-field basis, to identify potential losses under the recovery, based on the estimated future cash flow.

Capitalized costs are depreciated using the units produced method in relation to proven and developed reserves. These reserves are estimated by Company geologists and petroleum engineers according to international standards and reviewed annually or when there are signs of significant alterations.

3.6 Abandonment of wells and demobilization of areas

In accordance with the accounting policy adopted, supported by statement SFAS 143 – “Accounting for Asset Retirement Obligations” issued by the “Financial Accounting Standards Boards - FASB”, the future liability for abandoning wells and dismantling the production area is accounted for at its present value, discounted at a risk-free rate, and is recorded in full at commencement of production, as part of the cost of the related assets (property, plant and equipment) as a balancing item to the provision, recorded in the liabilities, which will bear these expenses.

3.7 Intangible

Spending on rights and concessions includes primarily the subscription bonuses relating to bid offers for oil or natural gas exploration concessions and are recorded at acquisition cost, adjusted, when applicable, to their recovery value, and amortized according to the units produced in relation to the total proven and developed reserves. Software, trademarks and patents are also included as intangibles.

3.8 Deferred assets

Recorded at purchase and formation cost, less amortization, which is calculated by the straight-line method at rates that consider the useful life of the intangible assets. Deferred assets are recorded only when there is an expectation of future realization based on the economic benefits related to those assets.

3.9 Deferred income

Net financial income and exchange and monetary variations, with a credit balance, attributable to ventures at the implementation stage, as a result of expansion, reorganization or modernization projects.

Net income received and not yet realized, where there is no type of obligation to return, either by handing over assets or provision of services.

3.10 Income tax and social contribution

These taxes are calculated and recorded based on the rates in force at the date the financial statements are produced. The deferred taxes are recognized according to inter-temporal differences and tax loss and negative social contribution base, when applicable.

3.11 Employee benefits

The actuarial commitments with respect to the pension and retirement plan benefits, and those related to the healthcare plan are provided in the Company’s balance sheet, according to CVM Resolution 371/00, based on calculations prepared by independent actuaries. Their calculations are based on the projected unit of credit method, net of the assets guaranteeing the plan, when applicable, with the obligation increasing from year to year, in a manner that is proportional to the length of service of the employees during their working period.

The projected credit unit method considers each period of service as generating an additional unit of benefit, and these units are accumulated to calculate the final liability. In addition, other actuarial assumptions are used, such as an estimate of the evolution of costs with medical assistance, biometric and economic hypotheses, and also historical data on expenses incurred and employee contributions.

3.12 Accounting estimates

The preparation of the financial statements in accordance with accounting principles requires Management to use estimates and assumptions with regard to the statement of assets and liabilities and the disclosure of the assets and contingent liabilities as at the reporting date, as well as estimates of revenues and expenses for the year. The actual results may differ from these estimates. Management periodically revises estimates and assumptions.

4 Cash and cash equivalents

	Consolidated		Parent Company

	2007	2006	2007	2006

Cash and banks	2.329.575	3.686.866	866.147	2.219.519
Short-term investments
Local:
Exclusive investment funds
Currency		3.455.769		3.455.769
DI	1.600.197	3.802.726	1.048.495	3.802.726
Government bonds	915.015	1.039.289
Credit rights			2.254.378
Financial investment funds
Currency	40.541	187.910
DI	1.640.094	2.172.381
Other	669.598	984.829

	4.865.445	11.642.904	3.302.873	7.258.495

Foreign:
Time deposit	2.165.182	5.757.161	1.670.407	4.962.098
Fixed-income securities	3.710.647	6.742.174	2.008.522	5.658.780

	5.875.829	12.499.335	3.678.929	10.620.878

Total short-term investments	10.741.274	24.142.239	6.981.802	17.879.373

Total cash and cash equivalents	13.070.849	27.829.105	7.847.949	20.098.892

Local short term investments provide immediate liquidity and are mainly comprised of quotas in exclusive funds, which funds are invested in federal public bonds and financial derivative operations, executed by fund managers and tied to US Dollar futures contracts and Interbank Deposits (DI) guaranteed by the Brazilian Stock and Futures Exchange (BM&F). Exclusive funds do not have any significant financial obligations and are limited to daily obligations of adjustments to the positions of the BM&F (Stock and Futures Exchange), auditing services, services fees regarding custody of assets and execution of financial operations and other administrative expenses. Short-term investments balances are recorded at cost plus accrued income, which is recognized proportionately up to the balance sheet date at amounts not exceeding their respective market values.

At December 31, 2007, the Company had amounts invested in the Petrobras Group’s Non-Standardized Credit Rights Investment Fund (FIDC-NP). This investment fund is predominantly intended for acquiring credit rights, performed and/or non-performed, of operations carried out by companies in the Petrobras System, and aims to optimize the financial management of the funds of the Parent Company and its Subsidiaries. The assignment of credit rights recorded in the current liabilities of the Parent Company in the amount of R$ 1.978.332, were offset by the credit operations recorded in the current assets of the FIDC-NP. The investments in government bonds of the FIDC-NP are recorded under cash and cash equivalents (Consolidated statements) due to their respective terms. In accordance with Directive Release CVM/SNC/SEP N°. 01/2007, Petrobras consolidates the FIDC in its financial statements.

At December 31, 2007 and 2006, the Company and its subsidiary PifCo had amounts invested abroad in an exclusive investment fund that held, among others, debt securities of some of the Petrobras Group companies and a Special Purpose Company established in connection with the Company’s projects, mainly the CLEP and Malhas projects, in the amount equivalent to R$7.082.600 and R$ 3.895.446 (except Malhas in 2006), respectively. This amount refers to consolidated companies and was offset against the balance of financing classified under current and non-current liabilities

5 Accounts receivable, net

	Consolidated		Parent Company

	2007	2006	2007		2006

Customers
Third parties	13.237.310	14.267.464	3.445.477		4.248.112
Related parties (Note 6.1)	1.163.682	788.268	55.454.964	(*)	39.388.211	(*)
Other	2.117.834	2.590.858	1.542.348		1.833.787

	16.518.826	17.646.590	60.442.789		45.470.110

Less: Allowance for doubtful accounts	(2.287.957)	(2.437.636)	(202.692)		(187.482)

	14.230.869	15.208.954	60.240.097		45.282.628

Less: long-term accounts receivable, net	(2.901.902)	(1.776.430)	(48.203.621)		(34.906.272)

Short-term accounts receivable, net	11.328.967	13.432.524	12.036.476		10.376.356

(*)
Does not include dividends receivable of R$ 668.501 as at December 31, 2007 (R$ 777.593 on December 31, 2006) and reimbursements receivable of R$ 1.297.516 as at December 31, 2007 (R$ 878.168 on December 31, 2006).

	Consolidated		Parent Company

	2007	2006	2007	2006

Change in allowance for doubtful accounts
Balance at January 1	2.437.636	2.542.475	187.482	215.675
Additions	392.091	150.561	293.472	87.241
Write offs (*)	(541.770)	(255.400)	(278.262)	(115.434)

Balance at December 31	2.287.957	2.437.636	202.692	187.482

Short-term	1.323.496	1.251.413	202.692	187.482

Long-term	964.461	1.186.223

(*) Includes exchange variation of allowance for doubtful accounts booked at companies abroad.

6 Related parties

Petrobras carries out commercial transactions with its subsidiaries, affiliated companies and special purpose companies on prices and normal market terms. The transactions for purchase of oil and oil products from the subsidiary PifCo carried out by Petrobras feature longer term for settlement, since PifCo is a subsidiary created for this purpose, considering the levy of the related changes in the period. The amounts related to export prepayments and international market funding are made at the same rate obtained by the subsidiary. The value, income and/or charges in connection with other transactions, especially intercompany loans, are established at arm’s length and/or in accordance with applicable legislation.

6.1 Assets

	Parent Company

	Current assets		Non-current assets

	Account receivables, mainly from sales	Dividends receivable	Advance forcapital increase	Amounts referring to the construction of platforms and gas pipelines	Intercompany operations	Other operations	Reimbursements receivable	Total assets

Petroquisa and subsidiaries *	70.618	37.035			4	9.042		116.699
Petrobras Distribuidora and subsidiaries*	1.551.184	319.258			238.912			2.109.354
Gaspetro and subsidiaries *	474.508	79.552	591.137	875.134	12.202			2.032.533
PifCo and subsidiaries	2.602.921				42.471.755	26.400		45.101.076
PNBV and subsidiaries*	10.891		8.710			3.623		23.224
Downstream and subsidiary	461.092	41.093			308.468			810.653
Transpetro and subsidiary	572.470	165.600						738.070
PIB-BV Holanda and subsidiaries *	168.861					67.500		236.361
Brasoil and subsidiary	2.183				1.634.790			1.636.973
BOC	234				472.055			472.289
Petrobras Comercializadora de Energia Ltda.	144.918							144.918
Suzano Petroquímica S.A.	54.251							54.251
Other subsidiaries and affiliated companies	1.785.027	25.963	438.618		397.446	10		2.647.064
Petrobras Negócios Eletrônicos	479	2.932						3.411
Thermoelectric Power Stations	314.040	23.031	367.236		397.446			1.101.753
Affiliated companies	256.348							256.348
Other	1.214.160		71.382			10		1.285.552
Specific Purpose Companies							1.297.516	1.297.516

12/31/2007	7.899.158	668.501	1.038.465	875.134	45.535.632	106.575	1.297.516	57.420.981

12/31/2006	5.105.482	777.593	228.947	1.185.468	32.779.635	88.679	878.168	41.043.972

* Includes transactions with jointly owned subsidiaries.

Interests of Intercompany Assets

Index	2007	2006

TJLP + 5% p.a.	293.618	399.473
LIBOR + 1 to 3% p.a.	44.578.600	31.333.007
101% of CDI	192.976	561.679
IGPM + 6% p.a.	77.178	75.176
Other rates	393.260	410.300

	45.535.632	32.779.635

Bolivia-Brazil Gas pipeline

The Bolivian section of the Bolivia-Brazil gas pipeline is the property of Gás Transboliviano S.A. (GTB), in which Gaspetro holds a minority interest (11%).

A US$ 350 million turn-key contract for the construction of the Bolivian section of the pipeline was signed by Petrobras and Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), which assigned its rights under this contract to GTB, to be paid over 12 years, from January 2000 onwards, in the form of transportation services.

As at December 31, 2007, the balance of the rights to future transportation services, on account of costs already incurred in the construction up to that date, including interest of 10,7% p.a., is R$ 506.239 (R$ 688.439 on December 31, 2006), being R$ 396.781 (R$ 564.266 on December 31, 2006) classified under non-current assets as advances to suppliers. This amount also includes R$ 111.143 (R$ 138.491 on December 31, 2006) relating to the anticipated acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG), a Gaspetro subsidiary. On December 31, 2007, Petrobras' total receivables from TBG for management, recharge of costs and financing relating to the construction of the gas pipeline and anticipated acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO) amounted to R$ 875.134 (R$ 1.185.462 on December 31, 2006), classified under non-current assets as accounts receivable net.

6.2 Liabilities s

	Parent Company

	Current liabilities					Non-current liabilities

	Suppliers mainly of oil and oil products	Advances from customers	Rents of platforms	Operations with projects financings	Other operations	Intercompany operations	Exports prepayment	Other operations	Total liabilities

Petroquisa and subsidiaries *	(35.203)				(27)				(35.230)
Petrobras Distribuidora and subsidiaries*	(212.599)	(19.038)						(1.626.619)	(1.858.256)
Gaspetro and subsidiaries *	(253.225)	(105.549)							(358.774)
PifCo and subsidiaries	(25.264.738)	(97.752)					(705.686)		(26.068.176)
PNBV and subsidiaries*	(86.800)		(1.144.972)						(1.231.772)
Downstream and subsidiary	(40.988)	(160.573)							(201.561)
Transpetro and subsidiaries	(803.538)				(50)				(803.588)
PIB-BV Holanda and subsidiaries *	(199.690)	(42.726)			(354)				(242.770)
Brasoil and subsidiary	(26.434)	(609)	(18.698)						(45.741)
Petrobras Comercializadora de Energia Ltda.	(4.522)								(4.522)
Suzano Petroquímica S.A.	(23.901)								(23.901)
Other subsidiaries and affiliated companies	(491.650)	(9.864)				(41.951)			(543.465)
Petrobras Negócios Eletrônicos	(8.714)								(8.714)
Thermoelectric Power Stations	(256.989)								(256.989)
Affiliated companies	(31.611)	(9.864)				(41.951)			(83.426)
Other	(194.336)								(194.336)
Specific Purpose Companies				(366.764)					(366.764)

12/31/2007	(27.443.288)	(436.111)	(1.163.670)	(366.764)	(431)	(41.951)	(705.686)	(1.626.619)	(31.784.520)

12/31/2006	(22.323.360)	(363.468)	(781.489)	(1.531.133)	(4.811)	(38.897)	(992.844)	(1.475.216)	(27.511.218)

* Includes transactions with jointly owned subsidiaries.

6.3 Income Statement

	Parent Company

	Statement of income

		Financial
	Operating	income	Monetary and
	income, mainly	(expenses),	exchange
	from sales	net	variation, net

Petroquisa and subsidiaries *	945.748		12.686
Petrobras Distribuidora and subsidiaries	40.526.242	(185.630)	12.270
Gaspetro and subsidiaries *	2.873.272	42.060	(173.510)
PifCo and subsidiaries	15.194.673	1.033.361	(2.747.733)
PNBV and subsidiaries*			169.235
Downstream and subsidiary	3.614.415	22.884	(43.261)
Transpetro and subsidiaries	426.230		12.715
PIB-BV Holanda and subsidiaries *	143.538	(395)	29.458
Brasoil and subsidiary		238.835	(538.243)
BOC		39.953	(94.155)
Petrobras Comercializadora de Energia Ltda.	300.867		2.665
Other subsidiaries and affiliated companies	9.783.779	23.044	(36.098)
Petrobras Negócios Eletrônicos	2.435
Thermoelectric Power Stations	19.233	26.126	(32.632)
Affiliated companies	9.762.111	(3.050)	(3.452)
Other		(32)	(14)

Specific purpose companies	513.238

12/31/2007	74.322.002	1.214.112	(3.393.971)

12/31/2006	67.265.595	615.444	(834.603)

* Includes transactions with jointly owned subsidiaries.

6.4 Transactions with Governmental Entities and Pension Funds

The Company is controlled by the Federal Government and carries out several transactions with government entities as part of its operations.

Significant transactions with government entities and the pension funds are presented as follows:

	Consolidated

	2007		2006

	Assets	Liabilities	Assets	Liabilities

Petros (Pension Plan)	1.296.810	411.759	1.242.268	105.761
Banco do Brasil S.A.	2.812.802	601.042	10.679.379	951.374
BNDES		6.731.721		7.169.641
Federal Government - Proposed Dividends		2.119.887		2.543.865
Judicial deposits (CEF and BB)	1.529.964	155.475	1.557.219	145.766
Petroleum and alcohol account - credits
receivable from the Federal Government	797.851		785.791
Government bonds (NTNs)	3.675.246		7.699
Others	889.799	704.101	1.028.560	828.313

	11.002.472	10.723.985	15.300.916	11.744.720

Current	3.556.208	4.960.750	11.215.910	6.457.817

Non-current	7.446.264	5.763.235	4.085.006	5.286.903

Balances are classified in balance sheet as follows:

	Consolidated

	2007		2007

	Assets	Liabilities	Assets	Liabilities

Assets
Current	3.556.208		11.215.910

Cash and the cash equivalents	3.045.885		10.620.494
Accounts receivable, net	261.194		381.301
Other current assets	249.129		214.115

Non-current	7.446.264		4.085.006

Petroleum and Alcohol Account - STN	797.851		785.791
Judicial deposits	1.529.964		1.553.544
Pension Plan advances	1.296.810		1.242.268
Marketable Securities	3.392.129		7.699
Other long-term assets	429.510		495.704

Liabilities
Current		4.960.750		6.457.817

Loans		1.888.573		2.608.166
Dividends proposed		2.119.887		2.543.865
Other current liabilities		952.290		1.305.786

Non-current		5.763.235		5.286.903

Long-term loans		5.553.025		5.141.137
Other non-current liabilities		210.210		145.766

	11.002.472	10.723.985	15.300.916	11.744.720

7 Inventories

	Consolidated		Parent Company

	2007	2006	2007	2006

Products:
Oil products (*)	4.823.515	4.349.106	3.378.905	3.353.495
Fuel alcohol (*)	320.131	342.179	89.612	211.847

	5.143.646	4.691.285	3.468.517	3.565.342

Raw materials, mainly crude oil (*)	8.132.362	5.968.128	5.805.167	5.388.594
Maintenance materials and supplies (*)	2.832.548	3.200.565	2.503.489	2.478.468
Advances to suppliers	1.346.742	2.026.906	1.224.645	1.960.366
Other	380.456	518.932	35.073	40.753

Total	17.835.754	16.405.816	13.036.891	13.433.523

Short-term	17.599.001	15.941.033	12.800.138	12.968.740
Long-term	236.753	464.783	236.753	464.783

(*) includes imports in transit.

8 Petroleum and alcohol account - STN

In order to conclude the settlement of accounts with the Federal Goverment, pursuant to Provisional Measure nº 2.181, of August 24, 2001, and after providing all the information required by the National Treasury Office - STN, Petrobras is seeking to settle all the remaining disputes between the parties, which currently refer to alleged debts resulting from credit operations involving the terminated company Interbras.

In November 2007, in a continuation of the negotiations with the STN, Petrobras, once again formalized its understanding that the alleged debts had never been owed by Interbras and requested that securities be isued to settle the balance of the Petroleum and Alcohol Accounts, and possible use of the securities to pay Petrobras' actuarial debts to Petros. Petrobras also reiterated its agreement with the establishing of an informal workgroup [GT?] involving Petrobras and STN to analyze the operations that gave rise to Interbras' alleged debt to the Federal Government.

As at December 31, 2007, the balance of the account of R$ 798 million (R$ 786 million in 2006) could be settled by the Federal Government by issuing National Treasury notes, equal in value to the final balance of the settlement of accounts or by offsetting against other amounts that may owe the Federal Governent at the time, including tax-related amounts or a combination of the two.

9 Marketable securities

Marketable securities classified as non-current receivables are comprised as follows:

	Consolidated		Parent Company

	2007	2006	2007	2006

NTN-B	3.378.692		3.378.692
Bank securities	239.685
B Certificates	135.682	225.880
Others	168.311	183.651	8.307	8.062

	3.922.370	409.531	3.386.999	8.062

The B Series National Treasury Notes will be used to guarantee future long term agreements entered into with Petros, to settle amounts owed by Petrobras. The nominal value of the NTN-Bs is restated based on variations in the Amplified Consumer Price Index (IPCA). Interest coupons will be paid at half-yearly intervals based on the set rates for buy transactions and range from 6,12% to 7,20% p.a.. The due dates of these notes are 2024 and 2035, with withdrawal to be made in full on their respective maturity dates.

Bank and corporate securities have a maturity date of 2014 and an interest yield of 5,81% to 8,50% p.a.

The B certificates, which were received by Brasoil on account of the sale of platforms in 2000 and 2001, have semi-annual maturity dates until 2011 and yield interest equivalent to the Libor rate plus 2,5% p.a. to 4,25% p.a.

10 Projects financings

The Company develops projects with domestic and international finance agencies and companies in the oil and energy sector to establish operational partnerships for the purpose of making viable investments necessary in the business areas where Petrobras operates.

Considering that the project financings are implemented by Specific Purpose Entities, whose activities are, essentially, controlled by Petrobras, the expenses incurred by the Company on projects being negotiated or which have been negotiated with third parties are classified in the consolidated financial statements as non-current assets - property, plant and equipment.

10.1 Special purpose companies

a) Projects Financings

Project/ Estimated		Main	Current
Amount of Investment	Purpose	guarantees	phase

Barracuda and	To allow development of production in the fields of	Guarantee provided	In operation, with
Caratinga	Barracuda and Caratinga in the Campos Basin. The SPC	by Brasoil to cover	constitution of assets in
	Barracuda and Caratinga Leasing Company B.V.	BCLC’s financial	final stages.
	(BCLC), is in charge of building all of the assets (wells,	requirements.
US$ 3,1 billion	submarine equipment and production units) required by
the project, and is also the owner of them.

Marlim	Consortium with Companhia Petrolífera Marlim (CPM),	70% of the field	In operation.
	which furnishes Petrobras with submarine equipment for	production limited to
	oil production at the Marlim field.	720 days.
US$ 1,5 billion

NovaMarlim	Consortium with NovaMarlim Petróleo S.A.	30% of the field	In operation.
	(NovaMarlim) which furnishes submarine oil production	production limited to
	equipment and refunds operating costs arising from	720 days.
US$ 834 million	operating and maintaining the field assets, by way of an
advance already made to Petrobras.
CLEP	Companhia Locadora de Equipamentos Petrolíferos –	Lease prepayments	In operation.
	CLEP, furnishes Petrobras assets related to oil	in case revenue is
	production located in the Campos Basin through a lease	not sufficient to
US$ 1,25 billion	agreement for the period of 10 years, and at the end of it	cover payables to the
	Petrobras will have the right to buy shares of the SPC or	lenders.
project assets.

PDET	PDET Offshore S.A. is the future owner of the Project	All of the project’s	In stage of constitution
	assets whose objective is to improve the infrastructure to	assets will be	of assets.
	transfer oil produced in the Campos Basin to the oil	pledged as collateral.
US$ 1,18 billion	refineries in the Southeast Region and to export. The
assets will later be leased to Petrobras for 12 years.

Malhas	Consortium formed by Transpetro, Transportadora	Prepayments based	The consortium became
	Nordeste Sudeste (TNS), Nova Transportadora do	on transportation	operational on January
	Sudeste (NTS) and Nova Transportadora do Nordeste	capacity to cover any	01, 2006. However,
US$ 1,11 billion	(NTN). NTS and NTN contribute through assets related	consortium cash	some assets are still
	to natural gas transportation. TNS (a 100% Gaspetro	insufficiencies.	under construction.
subsidiary) furnishes assets that have already been
previously set up. Transpetro is the gas pipelines
operator.

Modernization of	The objective of this project is to raise the Henrique	Prepaid rental to	In stage of constitution
Revap	Lage (Revap) refinery’s national heavy oil processing	cover any cash	of assets.
	capacity, bringing the diesel it produces into line with	deficiencies of
	the new national specifications and reducing pollution	CDMPI.
US$ 900 million	levels. To achieve this, the SPC Cia. de
Desenvolvimento e Modernização de Plantas Industriais
- CDMPI was founded, which will construct and lease to
Petrobras a Retarded Coking plant, a Coke Naphtha
Hydro-treatment plant and related plants to be installed
at this refinery
Cabiúnas	Project with the objective of increasing gas production	Pledge of 10,4	In operation.
	transportation from the Campos Basin. Cayman Cabiunas	billion m3 of gas.
Investment Co. Ltd. (CCIC), furnishes assets to Petrobras
US$ 850 million	under an international lease agreement.
consolidated in the lease
agreement.

Other		Ownership of the	In operation.
(Albacora,		assets or additional

Project/ Estimated		Main	Current
Amount of Investment	Purpose	guarantees	phase

Albacora/Petros and		lease payment if the
PCGC)		revenue is not
sufficient to cover
payables to lenders.
US$ 495,5 million

b) Projects financings

Project/ Estimated		Main	Current
Amount of Investment	Purpose	guarantees	phase

Gasene	Transportadora Gasene S.A. is responsible for the	Pledge of credit	Long term loan negotiated in
	construction and future ownership of pipelines to transport	rights.	December 2007 with BNDES
	natural gas with a total length of 1,4 thousand km and		in the amount equivalent R$
US$ 2,96 billion	transportation capacity of 20 million cubic meters per day,	Pledge of shares	4,51 billion, including funds
	connecting the Cabiúnas Terminal in Rio de Janeiro to the	of the SPC.	transfered from the China
	city of Catu, in Bahia state.		Development Bank (CDB) in
the amount of US$ 750
million. Part of the funds will
be used to pay the bridge-
loans obtained from the
BNDES and the remainder
will be used to conclude the
construction of the gas
pipeline.
Loan obtained from BB
Fund SPC of R$800 million
for the construction of the
gas pipeline, with the issue
of US$ 210 million in
Promissory Notes, in
October 2006.

Marlim Leste	To develop production in the Marlim Leste field,	All assets of the	Short-term financing in the
(P-53)	Petrobras will use a Stationary Production Unit (UEP), P-	projects were	amount of US$ 839 million
	53, to be chartered from Charter Development LLC. The	given in garantee	obtained through issuance of
	Bare Boat Charter agreement will be effective for a 15-		Promissory Notes, to pay the
US$ 1,59 billion	year period counted from the date of signing thereof.		cost of construction and
amortization of the principal
of the bridge loan from ABN.
US$ 690 million have already
been issued in promissory
notes and the bridge loan
repaid. The assets are in
construction stage, scheduled
to be completed in September
2008.

Amazônia	Development of a project in the Gas and Energy area that	Pledge of credit	A long-term loan obtained in
	includes the construction of a 385 km gas pipeline	rights.	December 2007 from BNDES
	between Coari and Manaus, and a 285 km GLP pipeline		in the amount of R$ 2,49
US$ 1,37 billion	between Urucu and Coari, both under the responsibility of	Pledge of shares	billion, which paid the bridge-
	Transportadora Urucu - Manaus S.A. and the construction	of the SPC.	loan from the same bank and
	of a thermoelectric plant, in Manaus, with capacity of 488		provided funds to conclude
	MW through Companhia de Geração Termoelétrica		the construction works. Loan
	Manauara S.A.		obtained in the amount of R$
1 billion from the BB Fund
SPC. Of this total US$ 115
million was issued in
Promissory Notes in February
2007 and US$ 150 million in
July 2007.

Mexilhão	Construction of a platform (PMXL-1) to produce natural	To be defined.	Obtainment of short-term
	gas at Mexilhão and Cedros’ fields, in the Santos Basin, in		funds up to the amount of
	São Paulo State through Companhia Mexilhão do Brasil		US$ 241 million, through the
US$ 756 million	(CMB), responsible for obtaining the funds necessary to		issuance of Promissory Notes
	build the platform. Once built, the PMXL-1 will be leased		acquired by the BB Fund.

Project/ Estimated		Main	Current
Amount of Investment	Purpose	guarantees	phase

	to Petrobras, holder of the exploration and production		Constitution of the assets is
	concession in the aforementioned fields.		underway.

10.2 Reimbursements receivable and Ventures under negotiation (Parent Company)

The receivable balance, net of advances received, referring to the costs incurred by Petrobras on projects already negotiated with third parties, is classified in the non-current assets, as Projects Financings, and is broken down as follows:

	Parent Company

Projects	2007		2006

Cabiunas	752.958		815.849
PDET	952.386		700.164
Malhas-Nordeste	96.347		93.680
Malhas-Sudeste	71.323		71.250
Other	128		1.306

Total	1.873.142		1.682.249

Advances	(575.626)		(804.081)

Total net reimbursements receivable	1.297.516		878.168

Ventures under negotiation	206.197	(*)	49.662

Total projects financings	1.503.713		927.830

(*)	Includes expenses already incurred by Petrobras on projects for which partners have not yet been specified.

10.3 Project financings obligations

		Parent Company

	Project	2007	2006

PDET Offshore S.A.	PDET	200.333	1.198.357
NovaMarlim Petróleo S.A.	NovaMarlim	166.431	332.776

Total		366.764	1.531.133

a) NovaMarlim Project

Nova Marlim Petróleo S.A. provided funding for the project, the balance of which, net of operating costs already incurred by Petrobras in the amount of R$ 1.948.104 (R$ 1.781.759 in 2006) and transferred assets of R$ 49.465, reached R$ 166.431 (R$ 332.776 in 2006) classified in Current Liabilities as Project Financings.

b) PDET Project

PDET Offshore S.A passed to Petrobras R$ 1.198.357 as an advance for the future sale of assets and reimbursement of expenses incurred by Petrobras. In December 2007, Petrobras ceded a contract with Consórcio Norberto Odebrecht Engenharia S.A. - CNO and sold immobilized assets to PDET Offshore S.A. in the total amount of R$ 998.024. This left Petrobras with a balance of R$ 200.333, classified in the current liabilities as Project Financings.

10.4 Accounts payable related to consortiums

	Parent Company

	2007	2006

Cia. Petrolífera Marlim	4.302
Fundação Petrobras de Seguridade Social - Petros	37.168	34.163

Total	41.470	34.163

Petrobras maintains consortium contracts for the purpose of supplementing the development of oil field production, of which the accounts payable to consortium partners amounted to R$ 41.470 as of December 31, 2007 (R$ 34.163 in 2006), classified in the current liabilities as Projects Financing.

11 Judicial deposits

On December 31, 2007 and 2006, the judicial deposits are presented in accordance to the nature of the claims, as follows:

	Consolidated		Parent Company

	2007	2006	2007	2006

Labor	570.263	566.642	544.043	522.634
Tax (*)	860.126	893.463	675.633	715.886
Civil (*)	252.063	271.143	223.024	199.582
Other	11.043	18.871	2.958	282

Total	1.693.495	1.750.119	1.445.658	1.438.384

(*) Net of the judicial deposit relating to the judicial proceeding provisioned for.

Other information

  Search and apprehension of ICMS / taxpayer substitution payments considered to be not due

  Petrobras was sued in court of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District, by oil distribution companies under the allegation that it does not pass on to state governments the Domestic Value-Added Tax (ICMS) collected according to the legislation upon fuel sales.

  Of the total amount related to legal actions of approximately R$ 728.895, up to December 31, 2007, R$ 80.159 had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

  Petrobras, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all possible efforts to obtain reimbursement of the amounts that had been unduly withdrawn from its accounts.

  Other restricted deposits

  Authorities have blocked other amounts due to labor claims that totaled R$ 43.956 as of December 31, 2007 (R$ 57.561 in 2006).

12 Investments

12.1 Information about subsidiaries, jointly-owned subsidiaries and affiliated companies

	Subscribed capital at December 31, 2007	Shares (000s)			Shareholders’ equity (overdraft liability)	Net income (loss) for t he period

		Common shares/quotas		Preferred shares

Subsidiaries
Petrobras Química S.A. – Petroquisa	1.000.949	10.098.347		9.702.334	1.854.086	150.775
Petrobras Distribuidora S.A. – BR	4.482.082	42.853.453			7.088.760	840.992
Petrobras Gás S.A. – Gaspetro	1.764.787	1.234		308	2.608.863	307.501
Petrobras Transporte S.A. – Transpetro	1.378.364	1.378.364			1.661.460	342.555
Downstream Participações Ltda.	630.000	630.000	(*)		1.158.110	86.110
Petrobras International Finance Company - PifCo	531.479	300.050			(51.162)	(21.286)
Petrobras Comercializadora de Energia Ltda. - PBEN	18.852	18.852	(*)		(861)	(23.483)
Petrobras Negócios Eletrônicos S.A. - E-Petro	21.000	21.000			21.749	3.088
Petrobras International Braspetro – PIBBV	3.212	2			1.316.318	(1.651.728)
Braspetro Oil Services Company – Brasoil	266.404	106.210			798.829	(43.894)
Braspetro Oil Company – BOC	89	50			(410.891)	13.583
Petrobras Netherlands B. V. – PNBV	30				1.446.146	651.005
Termorio S.A.	2.785.000	2.785.000			2.569.758	85
FAFEN Energia S.A.	380.574	380.574			230.946	11.961
Baixada Santista Energia Ltda.	218.456	218.456	(*)		218.456
Sociedade Fluminense de Energia - SFE Ltda.	255.556	255.556			122.110	(14.835)
Termoceará Ltda.	270.726	270.726			173.102	(30.253)
5283 Participações Ltda.	1.421.604	1.421.604	(*)		233.339	(487.704)
Termomacaé Ltda.	915.995	915.995			702.766	(93.509)
Termomacaé Comercializadora de Energia Ltda.	6.218	6.217			(34.319)	14.566
Fundo de Investimento Imobiliário RB Logística - FII	656	117.127	(*)		50.730	18.240
Pramoa Participações S.A.	881.823	97.265		76.322	850.906	(8.193)
Usina Termelétrica de Juiz de Fora S.A.	39.557	28.292			96.207	15.640

Jointly-owned Subsidiaries
Ibiritermo S.A.	7.652	7.652			8.729	39.362
Termobahia S.A.	13.752	3			41.864	(19.296)
Termoaçu S.A.	635.948	1.039.661			635.948
UTE Norte Fluminense S.A.	481.432	481.432			611.941	119.895
GNL do Nordeste Ltda.	7.507	7.507	(*)		580

Affiliated companies
UEG Araucária Ltda.	707.440	707.440	(*)		662.218	20.879

(*) Quotas

12.2 Description of subsidiaries’ activities

a) Petrobras Química S.A. - Petroquisa

Petroquisa participates in companies whose activities include the manufacture, sale, distribution, transport, import and export of chemical and petrochemical products, and renders technical and administrative services related to those activities.

b) Petrobras Distribuidora S.A. - BR Distribuidora

BR operates in the areas of distribution, sale and industrialization of oil products, oil product derivatives, alcohol, energy and other fuels.

c) Petrobras Gás S.A. - Gaspetro

Gaspetro participates in companies that operate in transportation of natural gas, in transmission of data, voice and image signals through cable and radio telecommunication systems, and in rendering technical services relating to these activities. GASPETRO also has the joint control over several state-owned gas distribution companies, which are consolidated in proportion to Petrobras’ interest in total capital.

d) Petrobras Transporte S.A. - Transpetro

Transpetro carries out, directly or through subsidiaries, the transport and storage of bulk, oil and oil products and gas, using pipelines, terminals and vessels owned by Transpetro or by third parties.

e) Downstream Participações Ltda.

Downstream participates, directly and indirectly, in companies operating in various sectors of the oil industry.

f) Petrobras International Finance Company - PifCo

PifCo is involved in the commercialization of oil and oil products abroad, acting as an intermediary in the purchase and sale of oil, oil products and materials for companies in the Petrobras System, as well as raising funds abroad.

g) Petrobras International Braspetro B.V. - PIB BV

Participates in foreign companies engaged in the research, exploration, processing, commercialization, transport, storage, import and export of oil and oil products, and renders services and other activities related to the various sectors of the oil industry.

h) Braspetro Oil Services Company - Brasoil

BRASOIL renders services in all areas of the oil industry and commercializes oil and oil products.

i) Petrobras Netherlands B.V. - PNBV

Participates, directly or via its subsidiaries, in the purchase, sale, lease, rental or charter of materials, equipment and platforms used in the exploration and production of oil and gas.

j) 5283 Participações Ltda.

A limited liability company with its head office in Rio de Janeiro, 5283 Participações Ltda. aims to participate in the capital of other companies.

k) Petrobras Negócios Eletrônicos S.A. - E-Petro

Holds interests in the capital of other companies whose business objectives involve activities related with the internet or electronic media.

l) Braspetro Oil Company - BOC

Operates in the research, exploration, mining, processing, commercialization, transport, storage, import and export of oil and oil products and also renders services and engages in other activities related to oil industry sectors.

m) RB Logística Real Estate Investment Fund - FII

Aims to enable the construction of 4 (four) administrative buildings in Macaé by way of Real Estate Receivable Certificates from Rio Bravo Securitizadora S.A., secured by leasing credit rights with Petrobras.

n) Pramoa Participações S.A.

Holds interests in companies involved in manufacturing, sale, development, import and export of polypropylene and services rendered related to those activities.

o) Thermoelectric power stations

  Termorio S.A.; FAFEN Energia S.A.; Baixada Santista Energia Ltda.; Termomacaé Ltda.; SFE - Sociedade Fluminense de Energia Ltda.; Termoceará Ltda.; Termobahia S.A.; Ibiritermo S.A.; and Usina Termelétrica de Juiz de Fora S.A.

The objective of the group of companies above is the installation and commercial operation of thermoelectric plants, some involving joint management and all located in Brazilian territory, using natural gas as fuel to generate electric power.

It comprises thermoelectric stations with installed power, or power in the final stages of installation, of 3.4 GW (unaudited). This capacity is commercialized through ANEEL auctions, energy sale contracts and exports.

p) Electric Power Trading Companies

  Petrobras Comercializadora de Energia Ltda. - PBEN and Termomacaé Comercializadora de Energia Ltda. - TMC

The trading companies above centralize management of the Petrobras System electric power purchase and sale portfolio, and are responsible by the sales of electric power from the Petrobras System generation assets, and occasionally purchasing electric power from the market.

12.3 Description of the activities of the jointly-owned subsidiaries

Petrobras shares control of the thermoelectric power plants, Termoaçu, UTE Norte Fluminense, and a liquefied natural gas (LNG) re-gasification terminal, GNL do Nordeste, which were consolidated in proportion to Petrobras’ interest in total capital.

GNL do Nordeste is a liquefied natural gas re-gasification terminal aimed at re-vaporizing LNG to be built in the Suape Industrial and Port complex, in the state of Pernambuco.

12.4 Changes in investments

a) Changes to investments

	Petroquisa	Petrobras Distribuidora	Gaspetro	Transpetro	Downstream	Petrobras Comercializadora de Energia	PIB BV	Brasoil	PNBV	Termorio S.A.	Baixada Santista	5283 Participações	Termomacaé LTDA.	Pramoa Participações S. A.	UTE Juiz de Fora	Outras Controladas	Controladas em Conjunto	Coligadas	2007	2006

At the start of the financial year	1.556.759	6.281.188	2.196.019	1.529.368	1.112.886	269.324	2.861.278	826.606	922.349	2.542.515	217.836	721.042	705.710			479.686	404.032	98.471	22.725.069	20.238.322

Acquisition and capital contribution	183.586		183.698								620		46.800	859.099	96.207	126.719	104.254	1.488	1.602.471	3.111.612
Goodwill(discount) on acquisition of investments																				87.538
Reassessment reserve
Equity adjustment	150.776	874.675	307.321	258.046	86.317	(22.397)	(1.459.021)	(250.825)	501.132	27.243		(491.525)	(49.744)	(8.193)		2.696	27.188	47.989	1.678	963.808
Foreign exchange gains on shareholders’ equity of subsidiaries abroad							(490.754)	(141.776)	(158.197)										(790.727)	(424.244)

Amortization of (Goodwill) discount
Dividends	(37.035)	(319.258)	(79.552)	(224.180)	(41.093)	(246.927)										(2.931)	(24.531)		(975.507)	(954.436)
Write-off																(8.052)	(30.261)	(15.504)	(53.817)	(220.782)
Provision for Loss																	1.653		1.653	(50.283)
Other																	55.010		55.010	61.072

As at the end of the financial year	1.854.086	6.836.605	2.607.486	1.563.234	1.158.110		911.503	434.005	1.265.284	2.569.758	218.456	229.517	702.766	850.906	96.207	598.118	537.345	132.444	22.565.830	22.725.069

	Rights and Advances for acquisition of investments

		Northern
		Distribution
		Assets
	Ipiranga Química	CBPI	RPI	2007	2006

At the start of the financial year
Acquisition and capital contribution	306.834	622.467		929.301
Goodwill(Discount) on acquisition of investments	670.037	472.989	10.150	1.153.176
Equity adjustment	20.471	5.550		26.021
Amortization of (Goodwill) Discount	(17.212)	(3.988)	(10.150)	(31.350)

At the end of the financial year	980.131	1.097.018		2.077.148

				2007	2006

Subsidiaries, jointly-owned subsidiaries and affiliated companies				22.565.830	22.725.069

Rights and advances for acquisition of investments				2.077.148

Other Investments				349.853	233.199

Goodwill and Discount				1.075.958	(181.762)

				26.068.789	22.776.506

12.5 Information as at December 31, 2007 on the jointly-owned subsidiaries included in the consolidation

	Directly Jointly-Owned Subsidiaries			Indirectly Jointly-Owned Subsidiaries

	Termoaçu	UTE Norte Fluminense	GNL do Nordeste	Gas Distribuitors	Others

Current Assets	32.463	240.922	21	1.444.412	1.030.338
Long term receivables				114.105	126.846
Investments				1.319	7.190
Property, Plant & Equipment	636.728	1.031.872		1.194.757	2.550.010
Intangible	2	559			170.952
Deferred	39.257	14.980	603	65.936	393.839

Current Liabilities	18.470	216.967	44	1.003.642	761.368
Non-current Liabilities	62.077	459.425		333.485	1.970.489
Shareholders’ Equity	635.948	611.941	580	1.483.402	1.547.318

Net Operating Income		772.317		3.106.696	2.104.807
Net Income for the Period		119.895		401.080	105.765
Percentage of interest - %	10,00%	50,00%		23,5% to 83,0%	16,67%to 72,00%

12.6 Information about affiliated companies

	2007				2006

	Ownership of		Net income
	subscribed	Shareholders’	(loss) for the	Non-current	Non-current
	capital %	equity	year	assets	assets

Affiliated to Petroquisa:

COPESUL - Companhia Petroquímica do Sul S.A.	20,79	1.250.505	553.796	2.353.484	1.320.645
Deten Química S.A.	27,82	245.960	82.461	159.104	158.067
Petroquímica União S.A.	17,44	875.118	172.175	1.669.973	1.274.934
NITROCOLOR Produtos Químicos Ltda.	38,00	2.931	(87)	3.445	3.445

				4.186.006	2.757.091

	2007				2006

	Ownership of		Net income		Non-
	subscribed	Shareholders’	(loss) for the	Non-current	current
	capital %	equity	year	assets	assets

Affiliated to BR:

CDGN - Companhia Distribuidora de Gás Natural	10,00	4.336	1.334	37.301	12.859
Arembepe Energia S. A.	30,00	29.919		26.636
TEP - Termelétrica Potiguar S. A.	20,00	15.058	(7.352)	37.592	35.826
Energética Camaçari Muricy I	50,00	27.109		22.123
Brasil Supply S.A.	10,00	7.439	1.074	5.370	4.690

				129.022	53.375

	2007				2006

	Ownership of		Net income
	subscribed	Shareholders	(loss) for	Non-current	Non-current
	capital %	’ equity	the year	assets	assets

Affiliated to Gaspetro:

Companhia Pernambucana de Gás - COPERGÁS	41,50	155.503	39.355	140.433	123.544
Transportadora Sulbrasileira de Gás S.A. - TSB	25,00	29.503	(450)	27.297	27.859
Gas Transboliviano - GTB	11,00	220.493	66.353	869.197	1.100.328

				1.036.927	1.251.731

12.7 Goodwill and discount

Goodwill of US$ 411,8 million (R$ 880.428) was recorded on the acquisition, in September 2008, of 50% of Pasadena Refining System Inc. (PRSI) through the intermediary of Petrobras America Inc. (PAI), of which US$ 201,3 million (R$ 430.379), was based on the appreciation of assets, with amortization calculated in accordance with the useful life of the assets, and US$ 210,5 million (R$ 450.049) on the expectation of future income, with amortization over 10 years.

In the acquisition of Pramoa Participações S.A., with the indirect acquisition of share control of Suzano Petroquímica S.A., goodwill was calculated at R$ 1.241.303, determined on the economic basis of expected future income, with amortization over 10 years.

Changes in goodwill/discount

	Consolidated	Parent Company

Balance of goodwill (discount) as of 12/31/06	833.738	(181.762)

Goodwill on the acquisition of shares of Pramoa	1.241.303	1.241.303
Amortization of goodwill	(83.044)	(10.347)
Amortization of discount	23.160	21.418
Other (*)	(395.230)	5.346

Balance of goodwill (discount) as of 12/31/07	1.619.927	1.075.958

(*) Includes foreign Exchange variation on balances of companies abroad

In the Parent Company’s financial statements, the balance of discount, in the amount of R$ 198.043, is recorded under investments and in the consolidated financial statements, the balance of discount, in the amount of R$ 66.111, is recorded as deferred income.

12.8 Operations regarding Thermoelectric Power Stations

b) Juiz de Fora Thermoelectric Power Station

On October 04, 2007, Petrobras purchased from Energisa S.A. 100% of the shares of the Juiz de Fora Thermoelectric Power Station, a natural gas powered power station, with an installed power-generation capacity of 87 MW, and which has supply contracts to sell energy until 2022. The operation was concluded on December 28, 2007, with the payment of R$ 210.490.

In addition, Petrobras Comercializadora de Energia Ltda. and Energisa S.A. entered into a contract for use of the rights to sell energy with the subsidiaries of Energisa in the Northeast of Brazil.

c) Dissolution of Usina Termelétrica Nova Piratininga Ltda. And Termogaúcha - Usinas Termoelétricas S.A.

Usina Termelétrica Nova Piratininga Ltda. and Termogaúcha projects have been discontinued in consequence of, respectively, the extinguishment of the Piratininga Consortium - São Paulo, and operational restrictions that made the implantation of the power plant unfeasible.

12.9 Investments in listed companies

Investments in quoted companies whose shares are traded on the stock market are as follows:

	In lots of one thousand shares			Stock Market - R$ per shares		Market value R$

Company	2007	2006	Type	2007	2006	2007	2006

Subsidiary
Pepsa	1.249.717	1.249.717	ON	2,19	2,46	2.736.880	3.074.304
Pesa (*)	229.729	229.729	ON	5,23	5,81	1.201.483	1.334.725
Suzano Petroquímica	76.322		PN	10,05		767.036

						4.705.399	4.409.029

Affiliated
COPESUL (**)	23.482	23.482	ON	(**)	38,10		894.664
PQU	8.738	8.738	ON	15,00	11,59	131.070	101.273
PQU	8.738	8.738	PN	14,61	11,19	127.662	97.778

						258.732	1.093.715

Other investments
BRASKEM	12.111	12.111	ON	15,20	13,00	184.087	157.443
BRASKEM	18.553	18.522	PNA	14,40	15,00	267.163	277.830

						451.250	435.273

(*)	These shares do not include participation through Pepsa.

(**)
On October 18, 2007, the Brazilian Securities and Exchange Commission granted Copesul the cancellation of its registration as a quoted company, in compliance of the regulatory provisions of CVM Instruction No. 361/02. Due to the cancellation of this registration, from this date onwards, the shares of Copesul are no longer quoted on stock markets.

The market values of these shares do not necessarily reflect the net realizable values at liquidation of a major block of shares.

On December 18, 2007 the Extraordinary General Meetings of Ultrapar Participações S.A. (“Ultrapar”), together with its subsidiaries Refinaria de Petróleo Ipiranga S.A. (“RPI”), Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”) and Companhia Brasileira de Petróleo Ipiranga (“CBPI”), approved the incorporation of shares of RPI, DPPI, and CBPI by Ultrapar.

No shareholder had exercised the right to withdraw by January 21, 2008, the deadline by which any dissident shareholders had to have exercised the right. Under the terms of the investment agreement entered into by Ultrapar, Petrobras and Braskem, Ultrapar became the holder of all the shares of RPI, CBPI and DPPI. The stock of RPI, DPPI and CBPI ceased to be traded on the Stock Exchange on January 23, 2008.

12.10 Other information

(a) Investments in Ecuador

(a.1) Association agreement with Teikoku Oil Co. Ltd. on Ecuador operations

On January 11, 2007, the Ecuadorian Ministry of Mines approved the previous agreement executed in January 2005 for the sale by Petrobras Energia S.A. (Pesa) to Teikoku of 40% of the rights and obligations of the participation agreements in blocks 18 and 31, in Ecuador and the assignment of 40% of the oil transportation contract with Oleoducto de Crudos Pesados Ltd. (OCP). The parties are currently carrying out the necessary procedures to obtain the amendments to these participation agreements, which have to be approved by Petroecuador, to incorporate Teikoku as a partner in these blocks. Once these amendments have been made, the economic terms and conditions of this transaction will start to take effect.

(a.2) New Hydrocarbons Law

In April 2006, the new Law which amended the Hydrocarbons Law (“Ley Reformatória” to Ley de Hidrocarburos) was enacted in Ecuador and regulated in July 2006, which establishes that the Government shall hold a minimum interest of 50% in the extraordinary revenues generated by increases to the sale price of Ecuadorian oil as compared to the monthly average oil sale price established at the date the respective oil sale contracts were executed, stated in the currency of the month of settlement.

In January 2007, EcuadorTLC, a subsidiary of Pesa, paid the amount equivalent to R$ 46.053 charged by Petroecuador, relating to the period from April to December 2006, and from this date onwards, EcuadorTLC began making the payments based on the criteria established by Petroecuador.

In July 2007, Petroecuador notified EcuadorTLC of the differences in the value calculated for the Palo Azul field relating to the period from January to June 2007 in the amount equivalent to R$ 28.340, using a different methodology to calculate the shares. EcuadorTLC requested that Petroecuador reconsider the criteria utilized for the calculation, as it maintains that it had applied the criteria suggested by the Attorney General and the same method of calculation used by Petroecuador in January and February 2007.

In October 2007, the “Dirección Nacional de Hidrocarburos” (DNH) notified EcuadorTLC of a new charge, relating to the period from April 25, 2006 to December 31, 2006, including interest, which implies an additional expense of US$ 30 million.

On October 18, 2007 the Hydrocarbons Law was amended, increasing the State’s share in the extraordinary surpluses in the price of the oil to 99%, thus reducing the share of the oil companies to 1%. On December 28, Ecuador’s Constituent Assembly passed the “Ley de Equidad Tributaria”, which implements a major tax reform, including new taxes, as from January 01, 2008

On January 18, 2008, Petroecuador informed the existence of a single debt of US$ 66 million, corresponding to the differences accumulated between April 2006 and December 2007. Supported by legal arguments, Ecuador TLC S.A. considers Petroecuador’s interpretation to be without grounds and, therefore, no impact of the abovementioned charge was recorded in the financial statements.

The set of changes raised from the above-mentioned amendment, altered the terms established by the parties with regard to the approval of the respective share contracts, affecting projections of development of current business operations in Ecuador and the ability to recoup the investments made. Consequently, in order to adjust the book value of the assets to their estimated recovery value, an impairment amounting to R$ 308.796 (US$ 174.333 thousand) was recognized as at December 31, 2007.

(b) Investments in Bolivia

New Hydrocarbons Law

Supreme Decree 28.701 came into force in Bolivia on May 01, 2006, which nationalized all natural hydrocarbon resources, obliging companies currently producing gas and oil to transfer ownership of the entire hydrocarbon production to YPFB.

On October 28, 2006, Petrobras Bolivia and its partners signed operating agreements with YPFB for the operations of the San Alberto, San Antonio, Rio Hondo and Ingre blocks, which came into effect on May 02, 2007. These contracts establish that the revenues, royalties, shareholdings, IDH, transportation and compression will be absorbed by YPFB, reimbursing the production costs and investments made by the Company and paying remuneration calculated in accordance with the variable participation table, specified in the contracts.

On June 25, 2007, a share purchase agreement for the shares of PBR was signed, transferring all the shares to YPFB for the amount of US$ 112 million in two installments, the first of which was settled on June 11, 2007 and the second on August 13, 2007. The capital gain on this transaction is calculated in the amount equivalent to R$ 66.195 on December 31, 2007 (US$ 37.371 thousand).

Law 3.740 - Sustainable Development of the Hydrocarbons Sector was enacted on August 31, 2007, repealing the Impuesto a las Utilidades Extraordinárias por Extracción de Recursos Naturales no Renovables and enabling YPFB to participate in the revenues originating from the abovementioned operating contracts.

Pursuant to the above mentioned decree 28.701, the Bolivian government nationalized the shares required for YPFB to gain control, with at least 50% plus one share, of Petrobras Bolivia Refinación S.A. (PBR), in which Petrobras, indirectly, was the sole shareholder (Petrobras Bolivia Inversiones e Servicios S.A. - 51% and Petrobras Energia Internacional S.A. - 49%).

In addition, the contract stipulates that the net income calculated by PBR for the period from April 01 to June 25, 2007, in the amount equivalent to R$ 36.583, will be paid to the seller by May 31, 2008.

Petrobras is currently in the process of closing down its distribution operations of oil products in Bolivia.

On December 18, 2007 Petrobras and YPFB signed a joint press release informing of further investments to increase production of natural gas in Bolivia. The press release also establishes the basic outline for a series of projects to be carried out jointly, possibly creating a mixedcapital company. By means of another agreement, Petrobras and YPFB determined that for volumes delivered to the domestic market greater than 18% of the production from new projects, there will be a guarantee of a price 50% of the price for export. YPFB and Petrobras also reached an agreement on the payment formula for the liquid contained in the natural gas purchased by Petrobras through the GSA contract, for an amount between US$ 100 million and US$ 180 million per year, as per the Minutes of the Meeting in Brasilia on February 14, 2007, which will be paid by Petrobras from May 2007 onwards.

(c) Investments in Argentina

Sale of participation in a power company in Argentina - Compañia Inversora em Transmisión Eléctrica S.A. - Citelec

On December 14, 2007 the regulatory organizations and the competent authorities approved the transfer of the shares of Compañia Inversora en Transmisión Elétrica S.A. - Citelec, which has a 52,67% interest in Compañia de Transporte en Energia Eléctrica en Alta Tensión -Transener S.A., to Energía Argentina S.A. - ENARSA and to Electroingenieria S.A by. A fixed price of US$ 54 million (equivalent to R$ 95.650) plus an additional amount relating to the result from the integral tariff review determined for Transener and its subsidiary Empresa de Transporte de Energia Elétrica por Distribución Troncal de la Provincia de Buenos Aires S.A. (Transba), if such tariff review is approved up to June 30, 2008.

(d) Investments in Venezuela

Review of the operating agreements in Venezuela

In March, 2006, through its subsidiaries and affiliated companies in Venezuela, Pesa executed with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP), Memoranda of Understanding (MOU) for the purpose of completing the migration of the operating partnerships to the form of mixed capital companies. The MOU establish that the interest held by the private partners in the mixed capital companies is 40%, with the Venezuelan government holding an interest of 60%. According to the terms of the MOU, CVP recognized divisible credits transferable to the private companies with shareholdings in the mixed capital companies, on which no interest is charged and which may be used as payment of the acquisition bonus for any new mixed capital company project, to develop oil exploration and production activities or to license the development of gas exploration and production operations in Venezuela. The credits assigned to Pesa correspond to US$ 88,5 million, which were not booked in the accounting records.

The migration of the contracts produced economic effects as from April 01, 2006. In August 2006, the conversion contracts for Oritupano Leona, La Concepción, Acema and Mata had been executed. Later, the companies Petroritupano S.A., Petrowayú S.A., Petrovenbras S.A. and Petrokariña S.A. were formed, which will each operate in the abovementioned areas, respectively.

According to the corporate and governance structure specified for the mixed capital companies, as from April 01, 2006, Pesa no longer recorded the assets, liabilities and results referring to the aforesaid operations in its consolidated statements, presenting them as corporate investments in associated companies appraised according to the equity method. Recovery of these investments is strongly tied to the volatility of oil prices, social, economic and regulatory conditions in Venezuela and, in particular, to shareholders’ interest in developing the oil reserves. Consequently, in order to adjust the book value of the investment to its estimated recovery value, an impairment amounting to R$ 119.588 was recorded as at December 31, 2007

(e) New Investments Overseas

On November 09, 2007, Petrobras signed a share purchase agreement to buy 87,5% of the shares of the Japanese company Nansei Sekiyu Kabushiki Kaisha (NSS) from TonenGeneral Sekiyu Kabushiki Kaisha (TGSK), for an amount of approximately US$ 50 million. The acquisition comprises a refinery with a capacity of 100.000 bpd, which refines light oil and produces high quality oil products, an oil and oil products terminal with a storage capacity of 9,6 million barrels, three piers with a capacity to receive ships laden with up to 97.000 deadweight tonnage (dwt) and a single point mooring for vessels Very Large Crude Carrier (VLCC) of up to 280.000 dwt.

The transfer of the share control is scheduled for April 2008.

(f) Ipiranga Group

On April 18, 2007, Ultrapar (on its own behalf), having Braskem S.A. and Petróleo Brasileiro S.A. - Petrobras (both through a commission agreement) as intervening parties, acquired control of the companies comprising the Ipiranga Group. For this acquisition, Petrobras advanced to Ultrapar R$ 742.746. Under the agreement signed by Ultrapar, Braskem and Petrobras, Ultrapar took control over the fuel and lubricant distribution businesses in the South and South-East regions (“Southern Distribution Assets”), Petrobras will control the fuel an lubrificant distribution businesses in the North, North-East and Central-West regions (“Northern Distribution Assets”), and Braskem will obtain control over the petrochemical assets, represented by Ipiranga Química S.A.(IQ), Ipiranga Petroquímica S.A. (IPQ) and over this company’s interests in Companhia Petroquímica do Sul (Copesul), with Petrobras also holding an interest in the petrochemical assets. The oil refinery assets held by Refinaria de Petróleo Ipiranga (RPI) are shared equally by Petrobras, Ultrapar and Braskem.

Ultrapar is responsible for the corporate reorganization of the companies acquired in order to separate the assets set aside for each company.

The transaction has been presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense (CADE), Office of Economic Law (SDE), Secretary for Economic Monitoring (SEAE).

As regards the fuel distribution business, the CADE explained that injunction 087000.001507/2007 -80 regarding acts of concentration, did not impede Petrobras and Ultrapar - the companies that had acquired the distribution businesses of the Ipiranga Group - from entering into understandings with the objective to formulate a structure of corporate governance that eliminates any risk to competition. The CADE authorized Petrobras and Ultrapar to hold meetings to discuss the matter and present a proposal.

On May 16, 2007, CADE unanimously approved an agreement replacing the terms of the injunction that impeded Petrobras from taking part in the strategic and commercial decisions relating to the acquisition of the distribution assets of the Ipiranga Group.

The document entitled “Agreement to Preserve Reversibility of Transaction (APRO)” allows Petrobras to select a manager and negotiate the implementation of a governance policy that ensures the preservation of the assets and the rights of the minority shareholders. The timetable for the performance of the transaction remains unchanged.

With the APRO, management of the distribution assets purchased by Petrobras will be conducted separately from management of the assets purchased by Ultrapar.

The monthly income reports were presented to Petrobras by the independent manager of Petrobras's distribution assets, respecting the 60 day gap established by the APRO. Also in compliance with the same document, the reports containing the information submitted to Petrobras were forwarded to CADE and duly filed.

In October and November, there were Public Offerings (PO) of the common shares in circulation issued by RPI, DPPI and CBPI. For this acquisition Petrobras advanced to Ultrapar R$ 211.027.

Extraordinary General Meetings were held on December 18, 2007 for RPI, DPPI, CBPI and Ultrapar, which decided in favor of the Incorporation of Shares. Shareholders of the companies of the Ipiranga Group holding preferred shares received shares of Ultrapar in accordance with the previously agreed ratio of exchange.

Ultrapar will carry out the final stage of the process, implementing the corporate reorganization of the companies of the Ipiranga Group, with the objective to enable the separation and transfer of the Petrochemical Assets, Northern Distribution Assets, Southern Distribution Assets and Refinery Assets, in accordance with that agreed by the parties.After this corporate reorganization, Ultrapar will effect the transfer of the participations as follows:

(a) The stokes of the Petrochemical Assets to Braskem and Petrobras in the proportion of 60% and 40%, respectively, with disbursement of R$ 412.386 by Petrobras; and

(b) Petrobras will receive the company created solely to receive the Northern Distribution Assets (Alvo Distribuidora de Combustíveis Ltda.), Ipiranga Asfaltos - IASA, and each one of the companies (Petrobras, Ultrapar and Braskem) will also receive 1/3 of RPI. These transfers, which characterize the completion of the operation, are scheduled for May 2008, with the disbursement by Petrobras estimated in R$ 705.811.

With regard to the petrochemical businesses, on May 18, 2007, Petrobras and Braskem filed a request to register a Tag-Along PO of IPQ, allowing private parties to purchase shares for R$118.000 held by the minority shareholders as at June 28, 2007. On July 04, 2007, the CVM granted the application to waive this PO and, on July 18, 2007, IPQ’s registration as a quoted company was cancelled.

The CVM granted the registration of the PO to close the capital of Copesul on August 10, 2007 and the auction to purchase common shares of Copesul was held on October 05, 2007. The value of the operation was R$ 1.294.236.

In the current phase, with the incorporation of these shares, in the petrochemical businesses, Petrobras now has the right to receive from Ultrapar 40% participation in Ipiranga Química.

The goodwill was calculated on the economic basis of expected future income, with amortization over 10 years.

In the current phase, with the incorporation of these shares, in the fuel distribution businesses, Petrobras now has the right to receive from Ultrapar 100% of the Northern Distribution Assets (including IASA).

The goodwill was calculated on the economic basis of expected future income, with amortization over 10 years.

The equity adjustment was determined on the basis of the Balance Sheet of the Northern Distribution Assets as at October 31, 2007, as was the amortization of the respective goodwill, referring to the same period of agreement as that established by the APRO (60 day gap).

In the refinery businesses, in the current phase with the incorporation of the shares, Petrobras now has the right to receive from Ultrapar 33,33% of RPI. Petrobras consolidates the pro-forma financial statements of the refinery assets of RPI proportionately, in line with the shared control exercised by Petrobras, Braskem and Ultrapar.

(g) Braskem Investment Agreement

On November 30, 2007, an investment agreement was signed between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, by which it was agreed that the petrochemical assets held by Petrobras and Petroquisa would be integrated in Braskem. With the integration of these assets, the joint interest of Petrobras and Petroquisa in the voting capital of Braskem rose from 8,1% to 30% and, in the total share capital, from 6,8% to 25%.

The assets that will be contributed by Petrobras and Petroquisa in Braskem are: (i) 37,3% of the voting and total capital of Copesul; (ii) 40% of the voting capital and total capital of IPQ; (iii) 40% of the voting and total capital of IQ; (iv) 100% of the voting and total capital of Petroquímica Triunfo; and (v) 40% of the voting and total capital of Petroquímica Paulínia (PPSA).

Petrobras and Petroquisa will have the option to make a capital contribution in Braskem up to 100% of the voting and total capital of Triunfo. In the event this does not occur, Petrobras and Petroquisa may contribute cash equivalent to the financial value of this asset.

Petrobras, Petroquisa, Odebrecht and Norquisa, with Braskem, as the intermediary, have already agreed the terms of the new shareholder’s agreement of Braskem, which will be signed at the same time as the agreement on the integration of the petrochemical assets. Which will be effected at General Meetings held by Braskem, IQ, IPQ, Copesul, PPSA and Triunfo, set specifically for this purpose, within 6 (six) months as counted from November 30, 2007.

The transaction was presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense - CADE, Office of Economic Law - SDE, Secretary for Economic Monitoring - SEAE, within the timeframes and in accordance with the procedures specified in legislation in force.

(h) Acquisition of Suzano Petroquímica S.A.

On November 30, 2007, was concluded the acquisition of the controlling interest of Suzano Petroquímica S.A., equivalent to 99,9% of the total common shares and 76,57% of the total capital.

The payment by Petrobras to the seller shareholders totaled R$ 2.100.402, which corresponds to R$ 13,27 per common share and R$ 10,61 per preferred share.

The Petrobras, intermediated by Dapean Participações S.A., the company that direct controls Suzano Petroquímica, will hold a Public Offering (PO) to purchase the common and preferred shares of Suzano Petroquímica held by its other shareholders for the price of R$ 13,27 per common share and R$ 10,61 per preferred share.

(i) Investment Agreement with Unipar

On November 30, 2007,Unipar and Petrobras entered into an Investment Agreement, defining, among other matters, the stages of structuring of Companhia Petroquímica do Sudeste (CPS), up to the creation of an integrated company with control shared in the proportion of 60% for Unipar and the remaining 40% for the Petrobras and Petroquisa, into which they plan to integrate their assets for the production of thermoplastic resins, basic petrochemicals and correlated activities, in order to attain a scale of production and high level of competitiveness on the world market.

The petrochemical assets that will be contributed by the Petrobras Companies are: (i) 99,9% of the voting capital and 76,57% of the total capital of Suzano Petroquímica S.A. (SZPQ), acquired on November 30, 2007; and (ii) 17,48% of the voting capital and 17,44% of the total capital held by Petroquisa in Petroquímica União S.A. (PQU).

The assets that will be contributed by Unipar are: (i) 33,3% of the voting and capital of Rio Polímeros S.A. (Riopol); (ii) 54,96% of the voting capital and 51,35% of the total capital of PQU; (iii) 99,99% of the voting and total capital of Polietilenos União S.A (PU); (iv) all the assets, rights and obligations relating to the operation of Unipar Divisão Química (UDQ); and (v) the amount in cash of R$ 380.000, which corresponds to the value of the price to be paid for: (a) 16,67% interest in the total share capital held by Petroquisa in Riopol; and 15,98% of SZPQ’s interest in Riopol, for the understood and agreed price of R$ 0,9152 per share.

The transaction was presented to the Brazilian antitrust authorities (Administrative Board for Economic Defense - CADE, Office of Economic Law - SDE, Secretary for Economic Monitoring - SEAE.

(j) Exercise of option to purchase shares of EVM Leasing Co.

On June 18, 2007, for US$ 123.000 (equivalent to R$ 217.870) and following recommendation of Petrobras, Braspetro Oil Company (BOC) exercised its option to purchase all the shares of EVM Leasing Co. (EVM), the owner of the assets, financed by the investors and financiers of the EVM project financing, in light of the conclusion of the financing structure and other contractual obligations of the project settled by Petrobras.

In the financial statements of Petrobras, the assets and liabilities of EVM were consolidated, as required under the terms of CVM Instruction No. 408/2004.

From June 18, 2007, EVM became a direct subsidiary of BOC, which holds 100% of its voting capital, fully paid-up, and its consolidation was in compliance with CVM Instruction 247/96.

The discount of US$ 417.330 thousand (R$ 739.217), calculated at the time of the acquisition, is being presented in the consolidated statements, correcting Property, Plant and Equipment, based on its economic viability, and being amortized based on the units produced by the respective assets.

13 Property, plant and equipment

13.1 By operating segment

	Consolidated				Parent Company

		2007		2006		2007		2006

	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net

Exploration and production	122.993.317	(46.381.914)	76.611.403	63.172.812	92.014.418	(38.923.075)	53.091.343	40.068.703
Supply	42.621.214	(17.395.330)	25.225.884	19.924.124	34.935.940	(15.493.888)	19.442.052	15.078.402
Distribution	4.746.529	(1.953.079)	2.793.450	2.598.907
Gas and energy	24.714.138	(3.962.176)	20.751.962	15.720.102	3.530.635	(614.494)	2.916.141	2.140.372
International	20.468.185	(7.804.130)	12.664.055	11.295.477	18.937	(9.718)	9.219	5.691
Corporate	2.762.993	(869.021)	1.893.972	1.391.669	2.661.963	(868.574)	1.793.389	1.389.068

	218.306.376	(78.365.650)	139.940.726	114.103.091	133.161.893	(55.909.749)	77.252.144	58.682.236

13.2 By type of assets

			Consolidated				Parent Company

			2007		2006		2007		2006

	Estimated
	useful life		Accumulated				Accumulated
	(years)	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net

Buildings and leasehold improvements	25 to 40	5.982.282	(2.181.932)	3.800.350	3.803.495	3.798.765	(1.571.567)	2.227.198	1.460.897
Equipment and other assets	3 to 30	95.193.667	(45.779.143)	49.414.524	44.223.971	42.527.411	(28.306.766)	14.220.645	13.536.120
Land		854.848		854.848	728.136	387.240		387.240	281.181
Materials		4.247.098		4.247.098	2.983.301	3.608.233		3.608.233	2.420.139
Advances to suppliers		2.624.093		2.624.093	1.441.048	786.240		786.240	346.002
Expansion projects		39.964.366		39.964.366	29.112.482	23.684.627		23.684.627	14.876.604
Oil and gas exploration and production development costs (E&P)		69.440.022	(30.404.575)	39.035.447	31.810.658	58.369.377	(26.031.416)	32.337.961	25.761.293

		218.306.376	(78.365.650)	139.940.726	114.103.091	133.161.893	(55.909.749)	77.252.144	58.682.236

13.3 Oil and gas exploration and production development costs

	Consolidated		Parent Company

	2007	2006	2007	2006

Capitalized costs	69.440.022	58.745.965	58.369.377	49.147.901

Accumulated depreciation	(29.792.677)	(26.482.015)	(25.481.760)	(22.983.342)

Amortization of provision for abandonment costs	(611.898)	(453.292)	(549.656)	(403.266)

Net investment	39.035.447	31.810.658	32.337.961	25.761.293

In accordance with the accounting practice described in Note 3.6, in 2007 the Company revised the estimated expenses for the future abandonment of wells and dismantling of oil and gas production areas, considering the useful economic life of the fields and the expected cash flows, at the present value, discounted at a free-risk rate adjusted by the Petrobras risk. This revision resulted in a reduction in the provision in the amount of R$ 781.661, as well as in exploration investments in the amount of R$ 427.234, and consequently a reduction in exploration costs for extracting oil and gas in the amount of R$ 354.427.

13.4 Depreciation

Depreciation expenses for the year ended December 31, 2007 and 2006 are as follows:

	Consolidated		Parent Company

	2007	2006	2007	2006

Portion absorbed in costing:
Of assets	5.213.856	4.902.281	1.997.067	1.830.310
Of exploration and production costs	3.180.201	2.493.204	2.561.313	2.056.480
Of capitalization of/provision for well abandonment	303.284	282.958	286.082	274.385

	8.697.341	7.678.443	4.844.462	4.161.175

Portion recorded directly
In income statement	1.096.558	1.275.428	507.228	491.485

	9.793.899	8.953.871	5.351.690	4.652.660

13.5 Leasing of platforms and ships

At December 31, 2007 and 2006, direct and indirect subsidiaries had leasing contracts for offshore platforms and vessels chartered to Petrobras, and the commitment assumed by the Parent Company is equivalent to the amount of the contracts. Petrobras also had leasing contracts with third parties for other offshore platforms.

The balances of property, plant and equipment, net of depreciation, and liabilities relating to offshore platforms which, if recorded as assets purchased under capital leases, are as follows:

	Consolidated		Parent Company

	2007	2006	2007	2006

Property, plant and equipment, net of depreciation	1.221.737	1.538.211	127.212	227.983

Financing
Short-term (current)	458.157	552.063	35.506	73.751
Long-term (non-current)	974.604	1.987.662	70.852	323.200

	1.432.761	2.539.725	106.358	396.951

Expenditures on platform charters incurred in periods prior to the operational start-up are recorded by Petrobras as prepaid expenses and at December 31, 2007 totaled R$ 1.110.843 (R$ 1.000.264 at December 31, 2006), being R$ 758.028 recorded as non-current assets (R$ 744.140 at December 31, 2006).

13.6 Lawsuits abroad

a) In the United States - P-19 and P31

On July 25, 2002, Braspetro Oil Service Co. (Brasoil) and Petrobras won related lawsuits filed with an American lower court by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company, which had, since 1997, attempted to obtain a legal judgment in the United States to exempt them from the obligation to indemnify Brasoil for the construction (“performance bond”) of platforms P-19 and P-31, and from Petrobras, the refund of any amounts that they might be ordered to pay in the performance bond proceeding.

A court decision by the first level of the Federal Court of the District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective receipt, relating to the performance bond, totaling approximately US$ 370 million.

On July 21, 2006, the U.S. Court delivered an executive decision. However, it made payment of the amounts owed to Brasoil subject to the permanent discontinuance of the legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

b) In London - P-36

Brasoil and Petrobras participate in several contracts relating to the conversion and acquisition of the P-36 Platform, which suffered a total loss in an accident (sinking) during 2001. Under these contracts, Brasoil and Petrobras had undertaken, in the event of an accident, to deposit any compensation received from the insurers in favor of a Security Agent in order to ensure payment to creditors, in accordance with a mechanism agreed in the contracts. A legal action brought by companies claiming part of these payments is currently in progress in a London Court, since Brasoil and Petrobras understand that they are entitled to these amounts in accordance with the distribution mechanism mentioned.

In April 2003, Brasoil provided the Court with a bank guarantee obtained from a financial institution for the payment of insurance indemnity, and provided the financial institution with counter-guarantees in the amount of US$ 175 million. Pursuant to the verdict handed down by the foreign Court on December 15, 2005, payments were made to Brasoil, on account of the bank guarantee, amounting to US$ 171 million. On January 4, 2006, the guarantee provider confirmed that the guarantee was cancelled.

The trial was divided into two stages. The first stage was in October 2003 with a decision being handed down on February 2, 2004. The terms of the decision are complex and subject to appeal. In summary: (i) neither Petrobras nor Brasoil have been considered to have defaulted on their obligations; (ii) Petromec and Marítima are subject to reimbursing Brasoil for approximately US$ 58 million plus interest; and (iii) Petromec and Marítima are not liable for delays or unfinished work.

On July 15, 2005 a verdict was handed down determining that the insurance indemnification belongs to Brasoil, except the amount of US$ 629 thousand plus interest that is to be paid to the other parties in the litigation, as well as an additional amount of US$ 1,5 million that is to be held on deposit until the result of certain pending matters.

Following the trial in February 2004, Petromec amended the legal suit claiming the amount of US$ 131 million plus interest and/or financial costs up to the date of the trial in additional costs for upgrading work carried out and, alternatively, for damages for perjury, but without stipulating the amount of damages. The perjury trial took place between January 16 and February 09, 2006 and the verdict delivered on June 16, 2006 ruled Petromec’s claims to be without merit. Petromec did not submit an appeal and this decision is final.

A preliminary judgment on the method to be used to calculate the Petromec’s claim was held on June 26 and 27, 2007. On July 6, 2007 the Court handed down its decision in favor of the methodology defended by Petrobras and Brasoil. Petromec obtained permission to appeal the decision and the Court decided to suspend the process until the appeal is judged. On November 27, 2007 the appeal was heard and, on December 21, 2007 the Court rejected the most part of Petromec’s appeal.

Judgment of the claim for additional costs is scheduled to take place in 2009.

c) Other indemnity lawsuits

Pursuant to the construction and conversion of vessels into “FPSO - Floating Production, Storage and Offloading” and “FSO - Floating, Storage and Offloading”, considering the contractual default of the constructors, Brasoil had contributed, on behalf of the constructors, with financial resources in the amount of US$ 616 million, equivalent to R$ 1.092.067 on December 31, 2007 (R$ 1.299.704 on December 31,2006), paid directly to the suppliers and subcontractors in order to avoid further delays in the construction/conversion activities and consequently losses to Brasoil.

Based on the opinion of Brasoil’s legal advisers, these expenses should be reimbursed, since they represent a right of Brasoil with respect to the constructors, for which reason lawsuits filed with international courts to obtain financial reimbursement. However, as a result of the litigious nature of the assets and the uncertainties as regards to the probability of receiving all the amounts disbursed, the company conservatively recorded a allowance for doubtful accounts for all credits that are not backed by collateral, in the amount of US$ 544 million, equivalent to R$ 964.460 on December 31, 2007 (R$ 1.145.679 on December 31, 2006).

13.7 Return of exploration areas to the ANP

During the financial year of 2007, Petrobras returned to the National Agency for Oil, Natural Gas and Biofuels - ANP, the rights to:

- Exploration license BM-C-3 - return of the entire area retained for assessment purposes;

- Exploration licenses BFZ-2, BM-C-16, BM-C-4 and BM-C-27 (blocks C-M-97 and C-M-121) - return of the entire area of the blocks;

- Exploration licenses BT-ES-21, BT-ES-22, BT-ES-25, BT-ES-27, BT-REC-13, BC-2 and BT-REC-19 (blocks REC-T-221 and REC-T-236) - return of the blocks, except for the areas retained under a Declaration of Commercial Discovery, or for assessment or annexation purposes;

- Exploration licenses BM-S-36 (except block S-M-557) - and BM-S-40 (except blocks S-M-1288 and S-M-1289) - return of all the blocks.

13.8 Participation in ANP’s 9th Bidding Round for exploratory blocks

In November 2007, Petrobras acquired twenty seven new exploratory blocks of the one hundred and seventeen included in the 9th Round of Bids conducted by the National Agency for Oil, Natural Gas and Biofuels - ANP.

Petrobras acquired exclusive rights for six blocks and a further twenty one blocks in a consortium with other companies, sixteen of which it will operate.

The bonuses offered by Petrobras and its partners amounted to R$ 308.983, being R$ 195.518 by the Company.

14 Intangible

14.1 By operating segment

	Consolidated				Parent Company

	2007			2006	2007			2006

		Accumulated				Accumulated
	Cost	amortization	Net	Net	Cost	amortization	Net	Net

Exploration and production	2.001.731	(260.142)	1.741.589	1.517.726	2.001.252	(260.030)	1.741.222	1.517.311
Supply	313.486	(91.255)	222.231	181.620	200.502	(58.895)	141.607	122.346
Distribution	206.626	(98.319)	108.307	106.844
Gas and energy	132.971	(24.669)	108.302	60.375	101.642	(7.207)	94.435	49.801
International	3.399.042	(1.121.266)	2.277.776	2.702.089	43.774	(9.275)	34.499	18.481
Corporate	1.690.841	(616.993)	1.073.848	1.082.992	1.654.648	(591.734)	1.062.914	1.070.834

	7.744.697	(2.212.644)	5.532.053	5.651.646	4.001.818	(927.141)	3.074.677	2.778.773

14.2 By type of assets

		Consolidated				Parent Company

	Estimated	2007			2006	2007			2006

	useful life		Accumulated				Accumulated
	in years	Cost	amortization	Net	Net	Cost	amortization	Net	Net

Rights and concessions	25	4.975.152	(1.146.281)	3.828.871	4.108.633	1.670.904	(15.271)	1.655.633	1.438.634
Software	4	2.769.545	(1.066.363)	1.703.182	1.543.013	2.330.914	(911.870)	1.419.044	1.340.139

		7.744.697	(2.212.644)	5.532.053	5.651.646	4.001.818	(927.141)	3.074.677	2.778.773

15 Financings

	Consolidated				Parent Company

	Current		Non-current		Current		Non-current

	2007	2006	2007	2006	2007	2006	2007	2006

Foreign

Financial institutions	4.175.723	5.508.659	11.344.416	13.605.601	463.682	610.678	1.126.410	1.853.809
Bearer obligations - “Notes”, Global Notes and Global Step-Up Notes	784.182	3.030.275	9.201.691	8.598.248		382.691
Trust Certificates - “Senior/Junior”	122.241	146.226	705.686	992.845
Suppliers	279	26.167	20.310
Other	3.565	236.238		450.381

Subtotal	5.085.990	8.947.565	21.272.103	23.647.075	463.682	993.369	1.126.410	1.853.809

Local

BNDES - National Economic and Social Development Bank	1.714.283	2.428.991	3.832.157	4.020.636
Debentures	321.671	332.883	3.635.062	2.996.415	165.562	161.987	2.880.014	2.770.884
FINAME - Financing for the construction of Bolívia-Brasil gas pipeline	76.738	91.617	262.508	433.911	73.800	89.623	254.669	395.218
Other	1.302.548	721.220	804.759	444.812	45.474	34.466	550.895	74.312

Subtotal	3.415.240	3.574.711	8.534.486	7.895.774	284.836	286.076	3.685.578	3.240.414

	8.501.230	12.522.276			748.518	1.279.445

Interest on loans and financings	(647.449)	(589.975)			(122.596)	(138.093)

Principal	7.853.781	11.932.301			625.922	1.141.352
Current portion of the loans and financings in the non-current liabilities	(3.588.684)	(5.601.407)			(625.922)	(1.141.352)

Total short-term financings	4.265.097	6.330.894	29.806.589	31.542.849			4.811.988	5.094.223

15.1 Non-current debt maturity dates

	2007

		Parent
	Consolidated	Company

2009	6.630.845	972.346
2010	5.296.261	1.587.995
2011	2.538.297	345.340
2012	3.282.053	1.647.866
2013 and thereafter	12.059.133	258.441

	29.806.589	4.811.988

15.2 Non-current debt interest rates

	Consolidated		Parent Company

	2007	2006	2007	2006

Foreign
Up to 6%	8.451.249	5.539.285	667.088	943.422
From 6 to 8%	8.736.284	10.818.490	459.322	889.296
From 8 to 10%	3.586.745	5.338.304		21.091
From 10 to 12%	119.706	798.065
Up to 12%	378.119	1.152.931

	21.272.103	23.647.075	1.126.410	1.853.809

Local
Up to 6%	3.064.816	2.462.402	37.681	74.312
From 6 to 8%	603.369	356.135
From 8 to 10%	1.397.414	1.735.412	688.488	893.963
From 10 to 12%	3.249.621	2.434.627	2.959.409	2.272.139
Up to 12%	219.266	907.198

	8.534.486	7.895.774	3.685.578	3.240.414

	29.806.589	31.542.849	4.811.988	5.094.223

15.3 Non-current balances per currency

	Consolidated		Parent Company

	2007	2006	2007	2006

U.S. Dollar	21.316.838	23.813.387	1.040.497	1.668.425
Japanese Yen	892.679	1.201.510	338.564	573.238
Euro	125.924	158.244	2.018	7.364
Real	7.125.126	5.086.442	3.430.909	2.845.196
Other	346.022	1.283.266

	29.806.589	31.542.849	4.811.988	5.094.223

The estimated fair value for the long term loans of the Parent Company and Consolidated statements on December 31, 2007 were, respectively, R$ 5.120.790, and R$ 32.159.342 calculated at the market rates in force, taking into consideration the nature, term and risks similar to those in the registered contracts.

The contracted hedge operations in connection with Notes issued abroad in foreign currency are disclosed in Note 26.

15.4 Export prepayments

Petrobras and PFL have contracts (“Master Export Contract and Prepayment Agreement”) between themselves and a Special Purpose Company not related with Petrobras, named PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PFL by means of sales on the international market of fuel oil acquired from Petrobras.

As at December 31, 2007, the balance of export prepayments amounted to R$ 705.686 in non-current liabilities (R$ 1.137.768 as of December 31, 2006) and R$ 121.150 in current liabilities (R$ 144.924 as of December 31, 2006).

15.5 Financing for P-51 Platform

In 2005, PNBV contracted a loan with the BNDES, to be used to build the P-51 platform, of which US$ 204 million was withdrawn.

On June 15, 2007, PNBV opted to repay the loan early, and to cancel the balance of funds available at BNDES, in line with the strategic objectives of the Petrobras Group and to optimize its financial structure.

15.6 Other information

Loans and financing are mainly intended to fund purchases of raw materials, development of oil and gas production projects, construction of vessels and pipelines and the expansion of industrial plants.

a) Debentures

The debentures issued through the BNDES to finance the anticipated-acquisition of the right to use the Bolivia-Brazil Gas pipeline, over a 40-year period, to transport 6 million m³/day of gas (“TCO - Transportation Capacity Option”), totaled R$ 430.000 (43.000 notes with par value of R$ 10) maturing February 15, 2015. These debentures are secured on common shares of TBG.

In August 2006, Alberto Pasqualini - Refap S.A. issued simple, nominative, book entry debentures, which as at December 31, 2007 totaled R$ 758.507, for the purpose of expanding and modernizing its industrial facilities. The issue was made on the following terms (basic terms approved by the BNDES and BNDESPAR on June 23, 2006): amortization over 96 months plus a six-month grace period; 90% of the debentures subscribed by the BNDES with interest at the Brazilian Long-term Interest Rate (TJLP) + 3,8% p.a.; and 10% of the debentures subscribed by BNDESPAR at the interest rate of the BNDES’ basket of currencies plus 2,3% p.a.

a.1) Guarantees

Petrobras is not required to provide guarantees to foreign financial institutions. Financing obtained from the National Economic and Social Development Bank (BNDES) is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil Pipeline and vessels).

On account of the guarantee contract issued by the Federal Government in favor of the Multilateral Credit Agencies, as a result of the loans raised by TBG, counter-guarantee contracts have been signed by the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., whereby TBG undertakes to tie its revenues to the order of the National Treasury until the settlement of the obligations guaranteed by the Federal Government.

In guarantee of the debentures issued, Refap has a short-term investment account (bank deposits indexed to credit operations), tied to variations of the Interbank Deposit Certificate - CDI

Refap has to maintain three time the value of the sum of the last installment due of the amortization of the principal and related charges.

b) Global Notes

PifCo completed a note exchange offer, with the transaction being settled on February 07, 2007. As a result, PifCo received and accepted offers in the amount of US$ 399 million (par value). The old securities received under the exchange were cancelled on the same date and as a result PifCo issued new securities on the transaction settlement date maturing in 2016 with a coupon of 6,125% p.a. to the amount of US$ 399 million. The securities constitute a single, fungible issuance with the US$ 500 million issued on October 06, 2006, amounting to US$ 899 million in securities issued with maturity in 2016. PifCo also paid investors the amount equal to US$ 56 million as a result of the offering to exchange the securities.

On November 01, 2007 the subsidiary PifCo concluded its bond issue of US$ 1 billion in senior debt, unsecured Global Notes on the international market, due March 01, 2018, with the following characteristics: (i) coupon of 5,875% p.a. (ii) yield of 6,059% p.a; and (iii) issue price of 98,612%. Interest will be paid on March 01 and September 01 of each year, with the first payout due March 01, 2008.

c) Notes Buyback

On July 24, 2006 PifCo, a wholly-owned subsidiary of Petrobras, concluded the buyback tender for five series of notes it issued to the amount of US$ 888 million. Taking into consideration notes bought back by Petrobras and PiFCo in the past financial years, the operation entails the amount of US$ 1.215 million.

d) Japanese Yen Bonds

On September 27, 2006 PifCo, a wholly-owned subsidiary of Petrobras, issued Japanese Yen Bonds to the amount of ¥ 35.000 million (equivalent to US$ 298 million), maturing in 2016, yielding 2,15% p.a. and semi-annual interest. The proceeds obtained from the issue will be used to fully or partly finance the construction of the pipelines which will interconnect the production platforms P-51, P-52 and P-53 to the autonomous repumping platform PRA-1.

e) Indebtedness of CIESA and TGS

In order to clean up the finances of Compañia de Inversiones de Energia S.A. - CIESA, a jointly-controlled company, Pesa transferred its interest of 7,35% in the capital of Transportadora de Gás Del Sur S.A. - TGS, a subsidiary of CIESA, to ENRON, and ENRON simultaneously transferred 40% of its interest in the capital of CIESA to a trustee. In a second stage of the process, once the approvals required from Ente Nacional Regulador del Gas - ENARGAS (National Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (National Competition Defense Commission) have been obtained, ENRON shall transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4,3% of the class B common shares in TGS that CIESA will hand over to its financial creditors, in part payment of the debt. The remaining balance of the financial debt will be capitalized by the creditors.

As it is operating under long-term constraints which significantly hinder its capacity to transfer capital to investors, and until the process to clean up the finances of the company is not concluded, CIESA will continue to be excluded from the consolidation process of Petrobras, pursuant to CVM Instruction 247/96.

f) Pesa Issues Marketable Obligations

On May 07, 2007 Petrobras Energia S.A. (Pesa), issued Marketable Obligations amounting to US$ 300 million with a term of 10 years and 5,875% interest p.a.

The marketable obligations are secured by Petrobras through a Standby Purchase Agreement, under which, in the event of failure by Pesa to perform any of its commitments, Petrobras will be required to buy the rights from the holders of the Marketable Obligations.

g) Platform P-56 construction project

On October 30, 2007, Petrobras signed an agreement with FSTP Consortium (Keppel Fels Technip) for the construction of the P-56 semi-submersible platform to allow production to be anticipated at Module 3 of the Marlim Sul field, worth approximately R$ 1,2 billion, including the platform’s engineering, supply, construction and assembly (hull and process plant) services.

h) Credit facility agreement to finance exports

On October 03, 2007 Petrobras contracted a credit facility of R$ 500.000 with the Banco do Brasil. The transaction was ensured by an Export Credit Note - NCE, the sole purpose of which is to increase Petrobras’ exports of ethanol, in light of the future prospects for growth of biofuel business, as highlighted in the company’s strategic plan and was negotiated with the following terms:

  Term: 2 years, with settlement of the principal and interest at the end of the term;

  Interest rate: 96,2% of the CDI;

  Clause providing for early repayment as from 180 days of the withdrawal with no penalties;

  Exemption of IOF tax; and

  Waiver of guarantees.

16 Financial income and expenses

Financial charges and net monetary and exchange variation, allocated to the income statement for the years ended 2007 and 2006, are as follows:

	Consolidated		Parent Company

	2007	2006	2007	2006

Financial expenses
Loans and financings	(2.241.815)	(2.996.170)	(504.332)	(593.280)
Suppliers	(95.161)	(118.668)	(2.188.282)	(1.456.313)
Capitalized interest	677.993	396.389
Restructuring debt expenses	(112.387)	(342.183)
Other	(842.639)	(263.326)	(290.904)	(176.869)

	(3.292.002)	(3.720.347)	(2.983.518)	(2.226.462)

Financial income
Short-term investments	871.335	1.005.417	497.069	327.816
Marketable securities	416.914	242.511	119.058	354
Subsidiaries, affiliated
and jointly - owned companies			3.406.884	2.055.044
Advances to suppliers	49.838	59.674	49.838	59.674
Advances for pension plan	106.348	70.270	106.348	70.270
Other	1.062.108	1.000.921	482.962	525.449

	2.506.543	2.378.793	4.662.159	3.038.657

Monetary and exchange variations, net	(3.146.547)	9.359	(4.713.938)	(778.277)

	(3.932.006)	(1.332.195)	(3.035.297)	33.918

17 Other operating expenses, net

	Consolidated		Parent Company

	2007	2006	2007	2006

Expenses relating to renegotiation of the pension plan (*)	(1.050.967)		(972.143)
Institutional relations and cultural projects	(1.267.288)	(1.232.136)	(1.191.299)	(1.125.461)
Operating expenses on thermoelectric power stations	(523.015)	(667.493)	(356.911)	(417.614)
Corporate expenditure on environment, healthcare and safety (SMS)	(474.520)	(321.450)	(464.991)	(318.206)
Collective labor agreements	(482.016)	(188.008)	(456.387)	(188.008)
Losses and contingencies with judicial process	(389.312)	(139.976)	(290.397)	(153.645)
Contractual and regulatory fines	(448.437)		(412.965)
Contractual charges on shipment services - “ship or pay”	(89.842)	(121.652)	(88.369)	(168.801)
Unscheduled stoppages on production facilities and equipment	(137.760)	(138.672)	(135.292)	(135.445)
Income from hedge transactions	(88.885)	(119.828)	(113.159)	(40.235)
Recovery of ICMS credits	101.808		101.808
Recovery of exploratory expenses in Nigeria		69.454
Other	226.855	(115.793)	14.395	(89.059)

	(4.623.379)	(2.975.554)	(4.365.710)	(2.636.474)

(*) Refers to the financial incentive paid to the participants and other related expenses, in order to enable the Plan to be renegotiated.

18 Taxes, contributions and participations

18.1 Recoverable taxes

	Consolidated		Parent Company

Current assets	2007	2006	2007	2006

Local:
ICMS	2.878.563	3.272.690	2.455.357	2.656.709
PASEP/COFINS	1.545.852	699.160	1.030.782	438.236
CIDE	239.259	48.245	32.385	39.722
Income tax	723.234	651.076	271.363	277.529
Social contribution	156.105	137.530	25.990	15.901
Deferred income tax and social contribution	1.418.172	1.108.787	1.122.215	770.460
Other taxes	319.108	246.160	187.125	183.195

	7.280.293	6.163.648	5.125.217	4.381.752

Foreign:
Value Added Tax - VAT	217.786	230.453
Deferred income tax and social contribution	70.004	81.608
Other taxes	213.453	350.048

	501.243	662.109

	7.781.536	6.825.757	5.125.217	4.381.752

18.2 Taxes, contributions and participations payable

	Consolidated		Parent Company

Current liabilities	2007	2006	2007	2006

ICMS	2.123.583	1.979.333	1.894.268	1.788.843
PASEP / COFINS	944.514	703.679	749.339	554.828
CIDE	606.101	620.534	548.553	571.148
Special participation program/royalties	2.871.914	2.617.094	2.826.134	2.506.745
Income tax and social contribution retentions	677.212	264.387	589.079	257.128
Income tax and social contribution current	783.679	638.260	213.548
Deferred income tax and social contribution	1.716.006	1.289.971	1.554.655	1.082.734
Other taxes	283.263	299.782	117.916	93.508

	10.006.272	8.413.040	8.493.492	6.854.934

18.3 Deferred Taxes and social contribution - Non-current

	Consolidated		Parent Company

	2007	2006	2007	2006

Non-current
Assets
Deferred income tax and social contribution	3.921.534	3.496.368	1.776.187	1.363.928
ICMS deferred	990.878	959.602	755.058	693.776
PASEP and COFINS deferred	3.145.403	1.704.753	3.026.238	1.704.753
Other	275.675	237.809

	8.333.490	6.398.532	5.557.483	3.762.457

Liabilities
Deferred income tax and social contribution	10.352.712	9.116.271	8.433.677	7.522.436
Other	66.042

	10.418.754	9.116.271	8.433.677	7.522.436

18.4 Deferred income tax and social contribution

The grounds and expectations for the realization of the deferred tax assets and liabilities are presented as follows:

a) Deferred income tax and social contribution assets

	2007

		Parent
Nature	Consolidated	Company	Basis for realization

Pensions	1.690.133	1.656.653	By payment of the contributions of the sponsor.

Unrealized profits	1.306.426		By means of effective profit accomplishment.

Plan Provisions for contingencies and for			By realization of losses in view of the outcome of legal suits and overdue credits.
uncollectible accounts	439.321	247.647

Tax losses	378.611		With future taxable profits.

Provision for profit sharing	331.447	291.809	By payment.

Provision for ANP research and development			By realization of the expenditures.
investment	200.803	200.803

Interest on shareholders’ capital	223.739	223.739	By means of individual credits to shareholders.

Temporary difference between the accounting and			To be realized during the period of depreciation of assets under the straight line method.
tax depreciation criteria	170.399	64.863

Other	668.831	212.888

Total	5.409.710	2.898.402

Non-current	3.921.534	1.776.187

Current	1.488.176	1.122.215

b) Deferred income tax and social contribution liabilities

	2007

		Parent
Nature	Consolidated	Company	Basis for realization

Cost of prospecting and drilling activities for oil extraction	9.706.759	9.706.759	Depreciation based on the unit-of production method in relation to the proven/developed reserves on the oil fields.

Temporary difference between the			The difference in depreciation / amortization used for tax and accounting purposes.
accounting and tax depreciation criteria	542.827	33.495

Income tax and social contribution - on			Through occurrence of triggering events that generate income.
foreign operations	418.582	219.483

Investments in subsidiary and affiliated companies	181.344		Through occurrence of triggering events that generate income.

Foreign exchange variation on financing	510.171		Cash basis reporting

Other	709.035	28.595

Total	12.068.718	9.988.332

Non-current	10.352.712	8.433.677

Current	1.716.006	1.554.655

c) Realization of deferred income tax and social contribution

At the Parent Company level, realization of deferred tax credits amounting to R$ 2.898.402 does not depend on future income since these credits will be absorbed annually by realizing the deferred tax liability. In the consolidated statements, for the portion exceeding the Parent Company’s balance, when applicable, the management of the subsidiaries expects to offset these credits over ten years, based on the projections made.

	Realization expectation

	Consolidated		Parent Company

	Deferred	Deferred	Deferred	Deferred
	income tax	income tax	income tax	income tax
	CSLL	CSLL	CSLL	CSLL
	assets	liabilities	assets	liabilities

2008	1.585.742	1.774.834	1.122.215	1.554.655
2009	466.589	1.861.444	198.064	1.554.655
2010	336.539	1.759.670	198.064	1.556.140
2011	359.572	1.891.072	191.944	1.563.436
2012	535.974	1.792.549	460.335	1.570.867
2013	271.968	1.657.995	191.539	1.554.396
2014 and thereafter	1.853.326	1.331.154	536.241	634.183

Amount accounted for	5.409.710	12.068.718	2.898.402	9.988.332

Amount not accounted for	984.986		298.829

Total	6.394.696	12.068.718	3.197.231	9.988.332

The subsidiary Petrobras Energia S.A. (Pesa) and its subsidiaries have tax credits arising from accumulated tax losses amounting to approximately US$ 115.000 thousand (R$ 203.700), which were not recorded in asset accounts. In accordance with specific legislation in Argentina and other countries where Pesa has investments that define the expiration date for such credits, these credits may be offset against future taxes payable limited to US$ 76.000 thousand (R$ 134.619) until 2009 and to US$ 39.000 thousand (R$ 69.081) as from 2010.

Some subsidiaries abroad have tax losses, accumulated during the exploratory stage. These credits will be recognized if the enterprise is successful, against taxable income generated in the future.

18.5 Reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution determined in accordance with nominal rates and the related amounts recorded in 2007 and 2006 is presented below:

a) Consolidated

	2007	2006

Income before taxes and after profit sharing for employees	34.527.373	39.408.624

Income tax and social contribution at nominal rates (34%)	(11.739.307)	(13.398.932)
Adjustments to determine effective rate:
Permanent additions, net	(951.411)	(742.983)
Tax incentives	224.967	303.922
Interest on shareholder’s capital	2.160.685	2.161.455
Tax credits of companies abroad in exploratory stage	(565.470)	(53.437)
Other	(402.222)	(166.426)

Expense for income tax and social contribution provisions	(11.272.758)	(11.896.401)

Deferred income tax and social contribution	(477.234)	(766.329)
Current income tax and social contribution	(10.795.524)	(11.130.072)

	(11.272.758)	(11.896.401)

Effective rate of income tax and social contribution	32,6%	30,2%

b) Parent Company

	2007	2006

Income before taxes and after profit sharing for employees	31.238.559	36.670.909
Income tax and social contribution at nominal rates (34%)	(10.621.110)	(12.468.109)
Adjustments to determine effective rate:
Permanent additions, net	(821.461)	(704.908)
Tax incentives	216.114	303.204
Interest on shareholder’s capital	2.160.685	2.161.455
Other	(144.096)	100.622

Expense for income tax and social contribution provisions	(9.209.868)	(10.607.736)

Deferred income tax and social contribution	(619.148)	(1.241.563)
Current income tax and social contribution	(8.590.720)	(9.366.173)

	(9.209.868)	(10.607.736)

Effective rate of income tax and social contribution	29,5%	28,9%

19 Employee benefits

19.1 Pension Plan - Fundação Petrobras de Seguridade Social (Petros)

a) Petros Plan

Fundação Petrobras de Seguridade Social - Petros, set up by Petrobras, introduced the Petros Plan, a defined-benefit pension plan, in July of 1970 to ensure members a supplement to the benefits provided by Social Security. The Petros Plan is closed to employees of the Petrobras System who have joined since September 2002.

As at December 31, 2007, the Petros Plan is represented by the following sponsor companies in the Petrobras Group: Petrobras, Petrobras Distribuidora S.A., Petrobras, and Alberto Pasqualini - Refap S.A..

Evaluation of the Petros costing plan is performed by independent actuaries based on a capitalization system for the majority of the benefits, and currently, this Foundation receives monthly contributions from the sponsoring companies of the Petros Plan amounting to 12,93% of the payroll of employees who participate in the plan and contributions from employees and retirees. As at December 31, 2007, the ratio between contributions from sponsors and those from participants in the Petros Plan, taking into account only those attributable to Petrobras and its subsidiaries, was 1,00.

If a deficit is determined in the defined benefit plan, as established by Constitutional Amendment No 20 of 1998, it should be settled by an adjustment to the normal contributions, to be equally shouldered by the sponsors and the participants.

The actuarial commitments with respect to the pension and retirement plan benefits are provided for in the Company’s balance sheet based on calculations prepared by independent actuaries, in accordance with the projected unit of credit method. This method considers each period of service as generating an additional unit of benefit, net of the assets guaranteeing the plan, when applicable, with the costs relating to the increase in the present value of the obligation resulting from the service rendered by the employee being recognized over their working period.

The actuarial gains and losses generated by the differences between the values of the obligation and assets, determined on the basis of actuarial premises (biometric and economic assumptions), among other estimates and the actual figures are, respectively, included or excluded from the calculation of the net actuarial liability. These gains and losses are amortized over the average remaining time of service of the active employees.

The Executive Directors of Petrobras presented to employee participants and retired members, a proposal which sought to afford equilibrium to the current Petros Plan. Among the various conditions to the feasible and effective implementation of the plan is the renegotiation of the Regulations of the Petros Plan, with respect to means of readjusting the retirement benefits and pensions (detachment from the INSS and indexation based on the Amplified Consumer Price Index - IPCA).

In return for accepting the renegotiation, the participants, retired members and pensioners received financial incentives as at December 31, 2007, totaling R$ 968.493 at the Parent Company and R$ 1.047.302 in the Consolidated statement.

On September 12, 2007, Petrobras and the subsidiaries sponsoring the Petros Plan, trade union organizations and Petros signed a Settlement Agreement that will cover commitments with pension plans in the amount of R$ 4.766.152, which will be paid in installments over the next 20 years, as previously agreed during the renegotiation process. The process regarding the Agreement on Reciprocal Obligations is still awaiting judicial ratification, after which the sponsors will sign the Terms of Financial Commitment for the settlement thereof. This amount and other items of the terms will be adjusted, backdated to December 31, 2006 at the IPCA rate + 6% p.a.

As of December 31, 2007, Petrobras held long-term National Treasury Notes in the amount of R$ 3.378.692, purchased to set against amounts owed to Petros, which will be held in the Company’s portfolio and used in the future as a guarantee for the abovementioned Settlement Agreement.

As of December 31, 2007, Petrobras had an advance balance for the pension plan to the amount of R$ 1.296.810 (R$ 1.242.268 as of December 31, 2006), which may be used to settle Petrobras’ commitments with retirement benefits and pensions.

The cost of past service as a result of the reduction in the age limit for retirement from 55 years to 53 years for participants who joined the Petros Plan between January 24, 1978 and November 28, 1979, the change in the calculation of the death benefit and the change in the form by which benefits are restated, retroactive to September 2006 for pensioners and retired members who were included in the renegotiation, was recorded in the accounts at R$ 663.141 for the Parent Company and R$ 697.241 in the Consolidated statement,

b) Petros Plan 2

On June 22, 2007, the Supplementary Pensions Office approved the introduction of a new supplementary pension plan called Petros Plan 2. As from July 01, 2007, the Company implemented the new private pension plan for employees with no supplementary pension plan.

This Plan was formulated according to the Variable Contribution (CV), or mixed model, with the resources capitalized through particular accounts, retirement pensions established according to the account balances, in addition to the coverage for social security risks (disability and mortality before retirement) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, in addition to the guarantee of a minimum benefit, or the quotas receiving regiment, for an unlimited period.

Petrobras and the other sponsors fully assumed the contributions corresponding to the period in which the participants had no plan, from August 2002 or the date of admission onwards, up to August 29, 2007, the final date for enrollment in the plan. The plan will continue to admit new subscribers after this date, but no longer including payment for the period relating to past service.

The disbursements relating to the cost of past service will be conducted over the first months for contributions up to the total months the participant had no plan, and shall cover the portion relating to the participants and sponsor.

The impacts of implementation of this New Plan were appraised by independent actuaries and recorded in the accounts. During 2007, expenses of R$ 108.787, Parent Company and R$ 113.558, consolidated, were recorded in relation to this new benefit plan.

19.2 Petrobras Energia S.A.

a) Defined contribution pension plan

In 2005, Petrobras Energia S.A. (PESA), implemented a voluntary defined contribution plan, available to all employees who meet certain conditions. The company contributes amounts equal to the contributions made by the employees, in accordance with the contribution specified for each wage level.

The plan’s cost is recorded in accordance with the contributions made by the company, which in 2007 totaled the equivalent of R$ 3.684 (R$ 2.256 in 2006).

b) Defined benefit pension plan

b.1) “Indemnity” Plan

This is a benefit plan by which, on retirement, employees meeting certain conditions are eligible to receive one month’s salary for each year they have worked for the Company, on a sliding scale, according to the number of years the plan has existed.

b.2) “Fondo Compensador” Plan

This benefit is available to all Pesa employees who joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required service time. The benefit is calculated in complement to the benefits awarded under these plans by the system, so that the total benefits received by each employee is equal to the amount defined in this plan.

In accordance with the Pesa Bylaws, the company contributes to the fund based on a proposal made to the Meeting by the Executive Board up to the maximum amount equal to 1,5% of the net income in each year.

If a surplus is recorded and duly certified by an independent actuary in the funds allocated to trusts for payment of the defined benefits awarded by the plan, Pesa may use these funds by simply notifying the trustee of this fact.

19.3. Healthcare benefits

a) Assistência Multidisciplinar de Saúde (AMS)

Petrobras and its subsidiaries Petrobras Distribuidora S.A., Petroquisa, and Alberto Pasqualini - Refap S.A., maintain a healthcare benefit plan (AMS), which offers defined benefits and covers all employees of the companies in Brazil (active and inactive) and their dependents. The plan is managed by the Company, with the employees contributing a fixed amount to cover the principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels, in addition to the pharmacy benefit that provides special terms for AMS plan holders to purchase certain medications in registered pharmacies, distributed throughout the country.

The commitment of the Company relating to future benefits due to the employees participating in the plan is calculated annually by an independent actuary, based on the method of Projected Credit Unit, in a manner similar to the calculations made for the commitments with pensions and retirements, described earlier.

The medical assistance plan is not covered by guaranteeing assets. The payment of the benefits is made by the Company based on the costs incurred by the participants.

19.4. Other Defined Contribution Plans

Some Petrobras subsidiaries sponsor retirement plans for their employees, based on the defined contribution model. These include Petrobras Transporte S.A. – Transpetro, Suzano Petroquímica S.A., Petroquímica Triunfo S.A. and Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG), the new plan of this last company having been approved by the Department of Coordination and Governance of State Companies (DEST), and is currently being examined by the Secretary for Supplementary Pension Funds (SPC), with approval expected during the 1st Quarter of 2008, after which the campaign to publicize the plan to employees may begin.

19.5 The balance of the provisions for expenses associated with post-retirement benefits, calculated by independent actuaries, shows the following movements:

	Consolidated					Parent Company

		2007		2006		2007			2006

Change in the benefit obligations	Defined Benefit Pension Plan	Variable Contribution Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Variable Contribution Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Additional Healthcare

Present value of the actuarial liability at the beginning of the year	36.867.058	265.207	11.615.993	33.756.097	11.643.034	34.584.902	253.740	10.817.017	31.748.371	10.864.395
Interest cost	3.929.505	14.242	1.228.466	3.722.884	1.293.509	3.685.191	13.626	1.143.749	3.497.321	1.206.775
Current service cost	399.770	60.371	197.595	378.578	175.570	360.319	57.359	180.125	340.348	158.068
Benefits paid	(1.625.809)	(94)	(421.752)	(1.551.966)	(380.229)	(1.540.475)	(94)	(398.767)	(1.473.100)	(359.361)
Actuarial (gains)/loss on actuarial liability	1.346.446	32.663	(402.512)	532.526	(1.303.693)	1.222.407	35.021	(335.240)	471.962	(1.227.571)
Changes to the Plan	524.017			25.242		510.578
Changes to the Plan - Drugstore Benefit					187.802					174.711
Other	29.384			3.697

Present value of the actuarial liability
at the end of the year	41.411.603	372.389	12.217.790	36.867.058	11.615.993	38.822.922	359.652	11.406.884	34.584.902	10.817.017

Change in plan assets

Plan assets at the beginning of the year	27.805.938			24.405.413		26.224.871	-		23.036.206
Expected return on plan assets	3.056.793	5.123		2.745.997		2.886.575	4.877		2.593.526
Contributions received by the fund	775.572	132.779	421.752	699.090	380.229	727.745	128.150	398.767	655.571	359.361
Benefits paid	(1.625.809)	(94)	(421.752)	(1.551.966)	(380.229)	(1.540.475)	(94)	(398.767)	(1.473.100)	(359.361)
Actuarial gain on plan assets	3.264.703	(3.592)		1.498.460		3.019.514	(3.412)		1.412.668
Other	(98.331)			8.944		(81.780)

Fair value of plan assets at the end of the year	33.178.866	134.216		27.805.938		31.236.450	129.521		26.224.871

	Consolidated					Parent Company

	2007			2006		2007			2006

Amounts recognized in the financial statements	Defined Benefit Pension Plan	Variable Contribution Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Variable Contribution Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Additional Healthcare

Present value of liabilities in excess fair value of the assets	8.243.837	238.173	12.217.790	9.061.120	11.615.993	7.586.472	230.131	11.406.884	8.360.031	10.817.017
Unrecognized actuarial losses	(3.106.864)	(29.188)	(2.446.161)	(5.581.662)	(3.009.020)	(2.908.380)	(31.401)	(2.382.870)	(5.191.064)	(2.873.117)
Unrecognized cost of the past service	(198.739)	(191.715)	(43.710)	(16.848)	(187.802)	(169.012)	(183.047)	(40.072)		(174.711)

Net actuarial liability	4.932.026	17.887	9.727.919	3.462.610	8.419.171	4.509.080	15.683	8.983.942	3.168.967	7.769.189

	Consolidated				Parent Company

	12.31.2007		12.31.2006		31.12.2007		31.12.2006

	Pension	Healthcare	Pension	Healthcare	Pension	Healthcare	Pension	Healthcare
	Plan	Plan	Plan	Plan	Plan	Plan	Plan	Plan
Current liabilities:
Variable contribution plan	17.270				15.683
Defined benefit plan	406.989	455.736	414.821	406.827	370.408	429.666	391.783	386.428

	424.259	455.736	414.821	406.827	386.091	429.666	391.783	386.428

Non-current liabilities:

Defined benefit plan	4.520.145	9.272.183	3.047.789	8.012.344	4.138.672	8.554.276	2.777.184	7.382.761

Total	4.944.404	9.727.919	3.462.610	8.419.171	4.524.763	8.983.942	3.168.967	7.769.189

	Consolidated					Parent Company

	2007			2006		2007			2006

	Defined Benefit Pension Plan	Variable Contribution Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Variable Contribution Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Additional Healthcare

Balance in January 1	3.462.610		8.419.171	2.381.302	7.030.939	3.168.967		7.769.189	2.210.884	6.477.127
(+) Costs incurred during the period	1.834.636	113.558	1.730.500	1.468.255	1.768.461	1.685.684	108.787	(1.613.520)	1.340.878	1.651.423
(-) Payment of contributions	(458.773)	(96.288)	(421.752)	(417.656)	(380.229)	(427.351)	(93.104)	(398.767)	(382.795)	(359.361)
Other	88.661			30.709		81.780

Balance in December 31	4.927.134	17.270	9.727.919	3.462.610	8.419.171	4.509.080	15.683	8.983.942	3.168.967	7.769.189

19.6 According to calculations performed by independent actuaries, the net expense on pension and retirement benefits plans awarded and to be awarded to employees, retired employees and pensioners, and healthcare plans for 2007 includes the following components:

	Consolidated					Parent Company

	2007			2006		2007			2006

	Defined Benefit Pension Plan	Variable Contribution Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Variable Contribution Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Additional Healthcare

Current service cost	407.674	60.371	197.595	389.545	175.570	360.319	57.359	180.125	340.348	158.068
Interest cost	3.926.016	14.242	1.228.466	3.722.910	1.293.509	3.685.191	13.626	1.143.749	3.497.321	1.206.775
Estimated return on the plan's assets	(3.056.900)	(5.123)		(2.745.997)		(2.886.575)	(4.877)		(2.593.526)
Amortization of unrecognized (gains)/losses	871.431		160.347	391.607	299.382	164.502		155.007	369.769	286.580
Contributions from participants	(317.230)	(29.424)		(290.240)		(300.894)	(28.014)		(273.034)
Unrecognized cost of the past service		73.492	144.092	430		663.141	70.693	134.639
Other	3.645

Net cost for the year	1.834.636	113.558	1.730.500	1.468.255	1.768.461	1.685.684	108.787	1.613.520	1.340.878	1.651.423

The restated provisions were recorded in the income statement for the year, as shown:

	Consolidated					Parent Company

	2007			2006		2007			2006

	Defined Benefit Pension Plan	Variable Contribution Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Variable Contribution Pension Plan	Additional Healthcare	Defined Benefit Pension Plan	Additional Health are

Relating to active employees:
Absorbed in the cost of operating activities	273.402	65.345	317.539	382.994	370.968	257.342	63.967	307.969	365.884	361.136
Directly to income statement	244.667	48.213	235.018	280.228	261.944	180.304	44.820	194.481	218.605	223.285
Relating to inactive members	1.316.567		1.177.943	805.033	1.135.549	1.248.038		1.111.070	756.389	1.067.002

	1.834.636	113.558	1.730.500	1.468.255	1.768.461	1.685.684	108.787	1.613.520	1.340.878	1.651.423

19.7 Change in health care costs

Assumed healthcare costs trend rates have a significant effect on the amounts provided for and related recognized costs. A 1% change in assumed healthcare costs rates would have the following effects:

	Consolidated		Parent Company

	1%	1%	1%	1%
	increase	decrease	increase	decrease

Actuarial liability	1.892.042	(1.541.395)	1.754.252	(1.430.434)
Service cost and interest	247.455	(198.173)	228.813	(183.381)

19.8 Actuarial assumptions

The main assumptions adopted by the Brazilian companies in the actuarial calculation were the following:

Type	Current assumption

Benefit plans (pension and healthcare)	Defined benefit / Variable Contribution and Additional Healthcare
Actuarial valuation method	Projected credit unit
Mortality Table	AT 2000 *
Disability	ZIMMERMANN adjusted by GLOBALPREV
Disabled pensioners table	AT 49 *
Pension Plan rotation	0% p.a.
AMS rotation	% average of annual discharge - 0,597% a.a. **
Discount rate for actuarial liability	Interest: 6% p.a. + inflation: 4.5% p.a.
Expected return on plan assets	Interest: 6.32% p.a. + inflation: 4.0% p.a.
Salary growth	2.40% p.a. + inflation: 4.0% p.a.

(*) Segregated by sex (male and female).
(**) Varia de acordo com a idade e tempo de serviço
(***) Up to age 47. Over that age, only inflation applies.

20 Profit sharing for employees and management

According to the provisions of current legislation, employees’ participation in income or results of operations may be based on voluntary programs maintained by companies or by agreements signed with employees or unions.

In 2007 Petrobras provided for an amount of R$ 1.011.914 in the Consolidated financial statements (R$ 1.196.918 in 2006) and R$ 844.412 in the Parent Company financial statements (R$ 993.000 in 2006, for profit sharing of employees and management (PLR). The amount of the provision complies with the limits established by Resolution N° 10 issued by the State Company Control Council - CCE on May 30, 1995.

Management’s participation in income or results of operations will be subject to approval at the Ordinary General Meeting to be held on April 4, 2008, in accordance with articles 41 and 56 of the Company’s bylaws and specific federal regulations.

21 Shareholders’ equity

21.1 Capital paid-up

As at December 31, 2007 subscribed and paid up capital amounts to R$ 52.644.460 (R$ 48.263.983 in 2006), and is divided into 2.536.673.672 common shares and 1.850.364.698 preferred shares, all of which are book-entry shares with no face value.

The preferred shares are given priority under a capital reimbursement and the receipt of dividends, of at least 3% (three percent) of the share’s shareholders’ equity, or 5% (five percent) calculated over the part of the capital represented by this kind of shares, where the higher amount shall always prevail, on the same terms as the common shares, in the capital increases deriving from the incorporation of reserves and profits. The preferred shares are not assured voting rights and are not convertible into common shares, and vice-versa.

The Extraordinary General Meeting, held together with the Ordinary General Meeting on April 02, 2007, approved the increase to the Company’s capital from R$ 48.263.983 to R$ 52.644.460, by capitalizing part of the revenue reserves made in prior years, in the amount of R$ 4.380.477, consisting of R$ 1.008.119 from the statutory reserve and R$ 3.372.358 of the retained earnings reserve, without issuing any new shares.

The Petrobras Board of Directors will propose to the Extraordinary General Meeting to be held together with the Ordinary General Meeting on April 04, 2008, an increase in the Company’s from R$ 52.644.460 to R$ 78.966.691, by capitalizing a capital reserve of R$ 1.019.821 and R$ 25.302.410 from the retained earnings from prior years, without issuing any new shares. pursuant to article 169, paragraph 1 of Law 6.404/76.

Share buyback

On December 15, 2006, the Board of Directors authorized the buyback up to 91.500.000 preferred shares in circulation for future cancellation, using funds from the revenue reserves.

The authorized timeframe for repurchase expired in 2007 and the option was not exercised.

21.2 Capital Reserves

a) Subsidy reserve - AFRMM

This reserve represents funds received from freight surcharges levied for the Renewal of the Merchant Marine (AFRMM). These funds are used to purchase, enlarge or repair vessels of the fleet, pursuant to Administrative Instruction N° 188 of the Ministry of Finance, dated September 27, 1984.

b) Tax incentives - SUDENE

Includes an investments subsidy incentive in the Northeast, within the region covered by the Northeast Development Agency (SUDENE), granting a 75% reduction in income tax payable, calculated on the profits of the exploration of the incentive activities, in the amount of R$ 1.170.923 as at December 31, 2007, and which may only be utilized to offset losses or for a capital increase, as provided for in Article 545 of the Income Tax Regulations.

On May 10, 2007, the Brazilian Federal Revenue Office recognized Petrobras’ right to deduct this incentive from income tax payable, covering the tax years of 2006 until 2015.

21.3 Revaluation reserve

This reserve is established in the amount of revaluation of property, plant and equipment recorded by a jointly-owned subsidiary and by affiliated companies of a subsidiary, based on independent appraisals.

Realization of this reserve totaled R$ 4.903 (R$ 9.581 in 2006), in proportion to depreciation of the revalued assets, and was fully transferred to retained earnings.

21.4 Revenue Reserves

A capital increase, using the surplus of the revenue reserve, pursuant to article 199 of Law 6.404/76, will be proposed to the Extraordinary General Meeting to be held together with the Ordinary General Meeting on April 04, 2008.

a) legal reserve

The legal reserve is constituted through an appropriation of 5% of net income for the year, not in excess of 20% of capital, as required by article 193 of Brazilian Corporate Law.

b) Statutory reserve

This is an appropriation of net income of each year in an amount equivalent to a minimum of 0,5% of paid-up capital at year-end. This reserve is used to fund research and technological development programs. The accumulated balance of the reserve cannot exceed 5% of paid-up capital, according to article 55 of the Company’s By-laws.

c) Reserve for retained earnings

The purpose of this reserve is to be used in capital budget investments, mainly in exploration activities and development of oil and gas production, according to article 196 of Brazilian Corporate Law.

The proposal of destination of net income for the year ended December 31, 2007 includes retention of profits of R$ 14.088.380, with the amount of R$ 14.083.477, arising from net income for the year, and the R$ 4.903 of the remaining balance from retaining earnings, to partially meet the annual investment program established in the 2008 capital budget, subject to approval of the Ordinary General Meeting of April 04, 2008.

21.5 Dividends

Shareholders are assured a minimum dividend and/or interest on shareholders’ equity of at least 25% of adjusted net income for the year, calculated in accordance with to article 202 of Law N° 6.404/76.

The proposal for 2007 dividends that is being submitted by the Petrobras Board of Directors for approval of the shareholders at the Ordinary General Meeting to be held on April 04, 2008, in the amount of R$ 6.580.557, conforms to the by-laws in regard to guaranteed rights of preferred shares (article 5), and distributes dividends calculated on the adjusted net income to common and preferred shareholders alike, as shown below:

	2007	2006

Net income for the year (Parent Company)	22.028.691	26.063.173
Appropriation:
Legal reserve	(1.101.435)	(1.303.159)

	20.927.256	24.760.014
Reversals/additions:
Revaluation reserve	4.903	9.581
Prior years adjustments		480.366

Adjusted net income for calculation of dividend	20.932.159	25.249.961

Proposed dividend, equivalent to 31,44% of adjusted net
income - R$ 1,50 per share (31,27% in 2006 - R$ 1,80 per
share), as follows:
Interest on shareholders’ capital	6.361.205	6.361.205
Dividends	219.352	1.535.464

Total of proposed dividends	6.580.557	7.896.669

Dividends proposed as of December 31, 2007, amounting to R$ 6.580.557, include interest on capital, already approved by the Board of Directors:

  On July 25, 2007 amounting to R$ 2.193.519, which will be made available to shareholders on January 23, 2008, corresponding to R$ 0,50 (fifty cents) per common and preferred share, based on the shareholding position of August 17, 2007, monetarily restated in accordance with the SELIC rate variation as from December 31, 2007;

  On September 21, 2007, amounting to R$ 2.193.519, which will be made available to shareholders by March 31, 2008, based on the shareholding position of October 05, 2007, corresponding to R$ 0,50 (fifty cents) per common and preferred share;

  On December 27, 2007, in the amount of R$ 1.316.111, which will be made available by April 30, 2008 based on the shareholding position of January 11, 2008, corresponding to R$ 0,30 (thirty cents) per common and preferred share.

  On March 03, 2008, the final installment of interest on capital, in the amount of R$ 658.056, corresponding to R$ 0,15 (fifteen cents) per common and preferred share, together with the dividends of R$ 219.352 corresponding to R$ 0,05 (five cents) per common and preferred share, which will be made available based on the shareholding position of April 04, 2008, the date of the Ordinary General Meeting that will deliberate on the matter.

Interest on shareholders’ capital is subject to withholding tax at the rate of 15%, except for untaxed or exempt shareholders, as established by Law N° 9.249/95.

The dividends and the final portion of the interest on shareholders’ capital will be paid on a date to be established by the Ordinary General Meeting of Shareholders. These amounts will be monetarily restated from December 31, 2007 to the initial date of payment, according to the variation in the SELIC rate.

Interest on shareholders’ capital was included with the proposed dividend for the year, as established in the Company’s By-laws. These interest amounts were recorded as operating expenses, as required by tax legislation, and reversed from retained earnings, as required by CVM Resolution N° 207/96, resulting in income tax and social contribution credits of R$ 2.162.810 (R$ 2.162.810 in 2006).

22 Judicial actions and contingencies

22.1 Provision for judicial actions

Petrobras and its subsidiaries are involved in several legal actions for civil, tax, labor and environmental issues arising in the normal course of business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded provisions in amounts sufficient to cover losses that are considered probable. As of December 31, 2007 and 2006 these provisions are presented as follows, according to the nature of the lawsuits:

	Consolidated		Parent Company

	2007	2006	2007	2006

Social security contingencies	54.000	54.000	54.000	54.000

Labor claims	90.022	85.813	11.905	10.409
Tax proceedings	205.039	100.918	9.948	13.048
Civil proceedings ( * )	248.544	204.405	186.562	167.214
Other contingencies	70.364	122.744

Total non-current liabilities	613.969	513.880	208.415	190.671

Total contingencies	667.969	567.880	262.415	244.671

(*) Net of Judicial Deposit - according to CVM Resolution 489/05.

Fishermen Federation of Rio de Janeiro - FEPERJ

On behalf of its members, FEPERJ is making several claims for indemnification as a result of the oil spill in Guanabara Bay which occurred on January 18, 2000. At that time, Petrobras paid out extrajudicial indemnification to everyone who proved to be fishermen when the accident occurred. According to the records of the national fishermen’s register, only 3.339 could claim indemnification.

On February 02, 2007 a decision, partly accepting the expert report, was published and, on the pretext of quantifying the value of the sentence, established the parameters for the calculation thereof, which, based on these criteria, would today reach a value of R$ 1.102.207. Petrobras appealed against this decision before the Rio de Janeiro Court of Appeal, as the parameters stipulated in the decision are different to those that had already been specified by the Rio de Janeiro Court of Appeal itself. The appeal was accepted. The decision handed down by the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published on June 29, 2007, denying approval of the appeal filed by Petrobras and approving the appeal filed by FEPERJ, which represents a significant increase in the value of the damages to be awarded, since in addition to having maintained the 10 years indemnification period, it increased the number of fishermen included in the claim. In September 2007, Petrobras obtained annulment of this decision, the court determining that the appeals be re-examined by the original court. Petrobras is waiting further expert accounting audits to redefine the amounts. Based on the Company’s experts’ calculation, the recorded amount of R$ 29.893 was maintained, as representing the amount that we understand will be set by the higher courts at the end of the process.

22.2 Legal suits not provided for

The chart on the following page shows the situation of the main lawsuits considered as possible losses:

Description	Actual Situation

Plaintiff: Porto Seguro Imóveis Ltda.

Nature: Civil

Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, relating to alleged losses deriving from the sale of the equity interest held by Petroquisa in several petrochemical companies in the National Privatization Program. The Plaintiff filed the aforesaid lawsuit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate the “loss” inflicted on the assets of Petroquisa by the acts which approved the minimum sale price for its equity interest in the capital of the privatized companies.

On March 30, 2004, the Rio de Janeiro Court of Appeal unanimously granted the new appeal brought by Porto Seguro, ordering Petrobras to indemnify Petroquisa an amount equal to US$2.370 million plus 5% as a premium and 20% attorneys’ fees.

Petrobras filed a Special and Extraordinary Appeal before the High Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. Petrobras then filed an Interlocutory Appeal against this decision before the STJ and STF.

In accordance with the decision published on June 05, 2006, Petrobras is now awaiting assignment of the agenda to re- examine the matter relating to the blocking of Petrobras’ Special Appeal before the STJ and STF.

Based on the opinion of its attorneys, the Company does not expect an unfavorable final decision in this proceeding. If the award is not reversed, the estimated indemnity to Petroquisa, including monetary correction and interest, would be R$ 11.340.953 as at December 31, 2007. As Petrobras owns 100% of Petroquisa’s share capital, a portion of the indemnity, estimated at R$ 7.485.029, will not represent actual disbursement from the Petrobras Group. Additionally, Petrobras would have to indemnify Porto Seguro, the plaintiff, R$ 567.048 as a premium and R$ 2.268.190 to Lobo & Ideas for attorney’s fees.

Plaintiff: Federal Revenue Office of Rio de Janeiro

Nature: Tax

Tax deficiency notice relating to Withholding Income Tax calculated on remittances of payments for chartering vessels referring to the period of 1998 and 1999 to 2002.
Petrobras appeals, the highest administrative level, which are pending judgment. Updated maximum exposure: R$ 4.200.736.

Plaintiff: Federal Revenue Inspectorate in Macaé Nature: Tax II and IPI – Sinking of the P-36 platform
Lower court decision against Petrobras.

A Voluntary Appeal has been filed which is pending judgment. Petrobras filed a writ of mandamus and obtained a favorable decision staying any tax collections until the investigations determining the reasons that caused the platform to sink have been concluded. The Federal Government / National Revenue Office have filed an appeal which is pending judgment.

Description	Actual Situation
With the decision of the Maritime Court, the Company filed a Tax Debt Annulment Lawsuit and obtained an injunction suspending collection of the tax. Updated maximum exposure: R$ 275.499.

Plaintiff: SRP – Federal Social Security Office

Nature: Tax

Tax deficiency notices relating to social security charges deriving from administrative proceedings brought by the INSS which attribute joint liability to the Company for the engagement of civil construction and other services.

Of the amounts the Company disbursed to guarantee the filing of appeals and/or obtainment of the Debt Clearance Certificate from the INSS, R$ 116.717 is recorded as judicial deposits which could be recovered in the proceedings in progress, relating to 339 tax deficiency notices amounting to R$ 362.925 as at December 31, 2007. Petrobras’ legal department classifies the probability of loss with regard to these deficiency notices as ‘possible’, as it considers the risk of future disbursement to be minimal.

Plaintiff: Federal Revenue Office of Rio de Janeiro

Nature: Tax

Tax deficiency notice referring to Import Tax and Excise Tax (II and IPI), contesting the tax classification as Other Electricity Generation Groups for the import of the equipment belonging to the thermoelectric power station Termorio S.A.

On August 15, 2006, Termorio submitted a contestation of the tax deficiency notice to the Federal Revenue Office. On September 15, 2006, the case was referred to the Federal Revenue Office in Florianópolis, where it is still being examined under administrative proceedings.

Updated maximum exposure: R$ 578.063.

Plaintiff: Federal Revenue Office

Nature: Tax

CIDE – Fuels. Non-payment in the period March 2002 to October 2003, pursuant to court orders obtained by Distributors and Fuel Stations, protecting them from levying of this charge.
The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. Updated maximum exposure: R$ 1.058.106.

Plaintiff: State Revenue Office of São Paulo Nature: Tax To exclude imports of natural gas from Bolívia from ICMS taxation. ICMS - GASBOL	The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. Updated maximum exposure: R$ 675.902.

Plaintiff: Federal Revenue Office Nature: Tax IRRF - Withholding Income Tax on remittances to pay for oil imports.
The claim was accepted by the lower court. A Voluntary Appeal was filed by the Federal Revenue Office to the Council of Taxpayers, which was accepted. Petrobras is awaiting notification in order to file a voluntary appeal.

Updated maximum exposure: R$ 692.556.

Plaintiff: Federal Revenue Office of Rio de Janeiro

Nature: Tax

Corporate Income Tax (IRPJ) and Contribution on Net Income (CSLL) relating to 2003 – Late payment fine on payment made by voluntary admission	The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal. Updated maximum exposure: R$ 215.895.

Description	Actual Situation

Plaintiff: IBAMA Nature: Civil Failure to comply with the Settlement and Committment Agreement - TAC clause relating to Campos Basin of 08/11/2004 by continuing drilling without prior consent.
The lower administrative court sentenced Petrobras to pay for the non-compliance to the TAC. The company filed and administrative appeal which is awaiting judgment.

Updated maximum exposure: R$ 264.446.

Plaintiff: State Revenue Office of Alagoas

Nature: Tax

Alleged issue of invoices for transfer on unprocessed natural gas (called “rich gas” by SEFAZ-AL) to the state of Sergipe at lower than market prices between 2000 and 2004.
The lower court ruled the charge was correct. Petrobras filed a Voluntary Appeal which is awaiting judgment. Updated maximum exposure: R$ 247.189.

Plaintiff: Federal Revenue Office Nature: Tax Failure by Petrobras to withhold CIDE (Contribution of Intervention in the Economic Domain Charge) on Nafta import operations resold to Braskem.	The lower court ruled, by a majority decision, that the charge was correct. Petrobras filed a voluntary appeal which is awaiting judgment. Updated maximum exposure: R$ 1.354.362.

a) Environmental issues

The Company is subject to several environmental laws and regulations, that regulate activities involving the discharge of oil, gas and other materials, and establish that the effects caused to the environment by the Company’s operations should be remedied or mitigated by the Company. The status of the main environmental cases in which possible losses are regarded as probable is shown below.

In 2000, an oil spill at the São Francisco do Sul Terminal of Presidente Getúlio Vargas refinery - Repar, located about 24 kilometers from Curitiba, capital of Paraná state approximately 1,06 million gallons of crude oil was poured into the surrounding area. Approximately R$ 74.000 were spent to clean up the affected area and to cover the fines applied by the environmental authorities. The following lawsuit refers to this spill:

Description	Actual Situation

Plaintiff: AMAR - Association for Environmental Defense of Araucária Nature: Environmental Indemnification for moral and property damage to the environment.
No lower court decision pronounced. Awaiting initiation of the expert investigation to quantify the amount.

Updated maximum exposure: R$90.107

The court determined that this suit and the suit brought by Paraná Environmental Institute - IAP be tried as one.

In 2001, the company’s Araucária–Paranaguá pipeline ruptured due to a seismic movement and caused the spill of approximately 15.059 gallons of fuel oil in several rivers in the State of Paraná. That time the clean up services of the surface of the river were concluded, recovering approximately, 13.738 gallons of oil. As a result of the accident, the following suit was filed against the Company:

Description	Actual Situation

Plaintiff: Paraná Environmental Institute - IAP Nature: Environmental Fine levied on alleged environmental damages.
Defense partly accepted by the lower court, reducing the fine. Appeal by Petrobras pending judgment at the court of appeal.

Updated maximum exposure: R$93.018.

The court determined an association with the proceedings brought by AMAR and that the suits be tried as one.

On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident, the following lawsuit was filed against the Company:

Description	Actual Situation

Plaintiff: Federal Public Attorney’s Office/RJ Nature: Civil Indemnification for property damage to the environment - P-36.
According to that published on May 23, 2007, the claim was considered to have grounds, in part, to sentence Petrobras to pay the amount of R$ 100.000 in damages for the damage caused to the environment, to be restated monthly and with 1% per month interest on arrears as counted from the date on which the event took place. Petrobras filed a motion for clarification, which is pending judgment.

Updated maximum exposure: R$ 175.461.

b) Recovery of PIS and COFINS

Petrobras and its subsidiary Gaspetro filed an ordinary lawsuit against the government before the Rio de Janeiro judiciary branch in order to recover, by means of an offset, the amounts paid as PIS on financial revenue and exchange variance gains between February 1999 and November 2002, and COFINS between February 1999 and January 2004, in light of the ruling that Law 9.718/98, article 3, paragraph 1 is unconstitutional.

On November 09, 2005, the Brazilian Supreme Court considered the abovementioned paragraph 1 of article 3 of Law N° 9.718/98 to be unconstitutional.

On January 9, 2006, in view of a final decision by the STF, Petrobras filed a new suit aiming to recover COFINS amounts relating to the period January 2003 to January 2004.

As at December 31, 2007, the amount of R$ 1.937.380, related to the aforesaid cases, is not reflected in these financial statements.

23 Commitments undertaken by the energy segment

23.1 Natural gas purchase commitment

Petrobras signed contracts with Yacimentos Petrolíferos Fiscales Bolivianos - YPFB, in force until 2019, to purchase natural gas, undertaking to purchase minimum volumes at a price calculated according to a formula tied to the price of fuel oil.

During 2002 and 2005 Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$ 81.409 thousand (equal to R$ 144.136 as of December 31, 2007) on account of unshipped volumes, the credits of which will be realized through withdrawals of future volumes.

Natural gas purchase commitment	2007	2008	2009	2010	2011 - 2019

Volume commitment (millions m3/day)	24	24	24	24	24/per year

23.2 Energy trading agreements in the regulated environment - CCEAR

On December 16, 2005, the National Electrical Energy Agency - ANEEL held an auction to procure energy for the National Interconnected System - SIN, in the Regulated Procurement Environment - ACR.

By way of its ventures (BSE, SFE, Termoceará Ltda., Termorio S.A. and Unidade de Negócios Três Lagoas), Petrobras sold energy capacity of 1.391 MW at this first new energy auction. In return for selling the capacity of its power stations, the final result of the auction will provide the Company with fixed revenue for 15 years at present values of R$ 199.843/year as from 2008 through the sale of 352 MW, an additional R$ 210.878/year as from 2009 through the sale of a further 469 MW and an increase of R$ 277.928/year as from 2010 through the sale of 570 MW. The contracts were executed on March 13, 2006.

By way of its ventures Termomacaé Ltda and Usina Termoelétrica Bahia I, a subsidiary of Fafen Energia S.A., Petrobras sold energy capacity of 205 MW at the third auction for new energy. By selling the capacity of its power stations, the final result of the auction will provide the Company with fixed revenue for the term of 15 years in present day values of R$ 113.133/year as from 2011.

By way of its affiliated company Termoelétrica Potiguar and its stake in the consortia Goiana II and Camaçari Pólo de Apoio I (interest of 30%), Camaçari Muricy I and II (interest of 50%) and Pecem II (interest of 45%), the subsidiary Petrobras Distribuidora sold energy capacity of 211,4 MW. The final result of the auction will provide the company with fixed revenue for the term of 15 years in present day values of R$ 142.197/year as from 2009.

Additionally, Petrobras will be remunerated for the effective output of its power stations for its variable operating costs.

23.3 Gasene project

On December Petrobras announced the obtainment of two financing loans amounting to R$ 1.360.000, to be extended by the National Economic and Social Development Bank (BNDES) to the special purpose company Transportadora Gasene S.A., responsible for implementing the Gasene Project.

The Gasene Project consists of constructing pipelines to transport natural gas with a total length of 1,4 thousand km and transportation capacity of 20 million cubic meters per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in the state of Bahia. The project is comprised of the following sections: Cabiúnas (RJ) - Vitória (ES) gas pipeline; Vitória (ES) - Cacimbas (ES) gas pipeline - (under construction with completion projected for end of 2007); and the Cacimbas (ES) - Catu (BA) gas pipeline.

One of the loans, to the amount of R$ 1.050.000, will be used to acquire pipes for the Cacimbas (ES) - Catu (BA) - Gascac Gas pipeline - which is some 940 km in length and requires an estimated investment of R$ 3.500.000. The other loan, to the amount of R$ 312.000, will be used to build the Cabiúnas (RJ) - Vitória (ES) - Gascav Gas pipeline, which is some 300 km in length and requires overall investment of R$ 1.500.000.

In addition to the BNDES funding, on October 17, 2006 Transportadora Gasene S.A. signed a contract in order to release credit from the BB Fund SPC, by issuing foreign bonds on the international market in the amount equivalent to R$ 800.000 . On October 23, 2006, these bonds were traded, totaling US$ 210 million.

On April 17, 2006 Petrobras and the Chinese state company Sinopec Group entered into an engineering, supply, construction and procurement contract - Engineering Procurement Construction - EPC, regarding the Cabiúnas-Vitória (Gascav) gas pipeline, which is the first part of the Gasene project.

The maximum flow of the trunk pipeline will be 20 million m3/day of gas, with the implementation of two compression stations.

The first section of the Gasene pipeline, the Cacimbas-Vitória section, was issued an Operating License on October 11 and has been operating under test conditions since November 2007.

The second section, Cabiúnas-Vitória, was issued an Operating License on January 30, 2008 and is operating under test conditions since February 2008.

The completion of the first two sections of the Gasene pipeline will enable an additional 6,00 million m³/day of natural gas to be supplied to the Southeast region, piped from the production in the Espirito Santo Basin. In 2010, this basin is expected to produce 18,7 MMm³/day.

Petrobras announced that on the first quarter of 2008 it would begin construction of the third section of the Gasene pipeline, the Cacimbas-Catu section, which is 946 km long and is scheduled to be completed in December 2009. For the construction of this section, loan agreements were entered into with BNDES for the construction of this third section of the gas pipeline, in the amount equivalent to R$ 4.510.000. Part of these funds will come from the transfer of a loan obtained by the BNDES from China Development Bank (CDB), a Chinese financial institution, in the amount of US$ 750 million.

The investments relating to this project are detailed in Petrobras business plan approved for the period 2007-2011 and all the initiatives comply with the Company’s strategy of developing and leading the Brazilian natural gas market by creating a basic network for the shipment thereof, integrating the existing gas pipelines and those in expansion in the southeast and northeast of Brazil.

24 Guarantees on concession contracts for oil exploration

Petrobras granted guarantees to the National Petroleum Agency - ANP in the amount of R$ 5.285.506 for the Minimum Exploration Programs defined in the concession contracts for exploration areas, with R$ 3.202.998, remaining in force, net of commitments already undertaken. Of the total amount, R$ 2.306.470 refers to a lien on the oil from previously identified fields already in production, and R$ 896.528 refer to bank guarantees

25 Segment information

Petrobras is an operationally integrated company, and the greater part of the production of crude oil and gas of the Exploration and Production Segment is transferred to other segments of Petrobras.

In the financial statements by business segment, the Company’s operations are presented according to the new organization and management structure approved on October 23, 2000 by the Board of Directors of Petrobras, comprising the following business units:

a)
Exploration and production: covers, by means of Petrobras, Brasoil, PNBV, PifCo, PIB B.V., BOC and Special Purpose Companies, the activities of exploration, production development and production of oil, liquefied natural gas (LNG) and natural gas in Brazil, for the purpose of supplying the refineries in Brazil as a priority, and also commercializing the surplus of crude oil as well as oil products produced at their natural gas processing plants;

b)
Supply: contemplates, by means of Petrobras, Downstream (Refap), Transpetro, Petroquisa, PifCo, PIB B.V., Refinaria Ipiranga, Pramoa Participações and PNBV, the activities of refining, logistics, transport and sale of oil products, crude oil and alcohol, in addition to interests in petrochemical companies in Brazil and two fertilizer plants;

c)
Gas and Energy: includes, by means of Petrobras, Gaspetro, Petrobras Comercializadora de Energia, Petrobras Distribuidora, Special Purpose and Thermoelectric Companies, the transportation and sale of natural gas produced in Brazil or imported, the production and sale of electrical power, equity interests in natural gas transport and distribution companies and in thermoelectric plants;

d)	Distribution: responsible for the distribution of oil products, alcohol and vehicular natural gas in Brazil, represented by the operations of Petrobras Distribuidora;

e)
International: comprises, by means of PIB B.V., PifCo, 5283 Participações, BOC and Petrobras, the activities of exploration and production of oil and gas, supply, gas and energy and distribution occurring overseas, in several countries in the Americas, Africa, Europe and Asia.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overhead relating to central administration and other expenses, including actuarial expenses relating to the pension and healthcare plans intended for retirees and beneficiaries.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attributing to the business areas only items over which these areas have effective control.

We set forth below the main criteria used in determining net income by business segments:

a)
Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the segments, the calculation methods for which are based on market parameters.

b)
Operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment.

c)	The financial results are allocated to the corporate group.

d)	Assets: covers the assets referring to each segment. The financial equity accounts are allocated to the corporate group.

26 Derivative financial instruments, hedging and risk management activities

The Company is exposed to a series of market risks arising from the normal course of business. Such market risks mainly involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. Petrobras maintains an overall risk management policy that is evolving under the direction of the Company’s executive officers.

26.1 Characteristics of the markets in which Petrobras operates

Petrobras’ policy for the risk management of the price of oil and oil products consists basically in protecting the import and export margins in some specific short-term positions (up to six months). Future contracts, swaps, and options are the instruments used in these hedges. These operations are tied to actual physical transactions, that is, they are economic hedge transactions (not speculative), in which all positive or negative results are offset by the reverse results of the actual physical market transaction.

In the financial year of 2007, hedge transactions were conducted for 27,4% at Petrobras and considering the companies Petrobras, PifCo and Petrobras América Inc. achieved 56,6% of the total volume sold (imports and exports). On December 31, 2007, the open positions on the futures market, as compared to market value, would have presented a positive result of approximately R$ 12.194 at Petrobras, and a negative result of R$ 43.834 at Petrobras, PifCo and Petrobras America Inc., if they had been settled on this date.

In line with specific business conditions, Petrobras carried out a long-term economic hedge operation, still active, involving the sale of put options for 52 million barrels of WTI oil over the period from 2004 to 2007, to obtain price protection for this quantity of oil to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing.

This operation was liquidated on December 31, 2007, without generating additional expense for the Company.

26.2 Financial risk management policy

The risk management strategy involves the use of derivatives to minimize the Company's exposure to the effects of exchange rate fluctuations on certain obligations.

The hedge operation contracted was named “Zero Cost Collar” purchase and sale of options, with no initial cost, and establishes a minimum and a ceiling for the variation of one currency against another, limiting the loss on the devaluation of the US Dollar, while making it possible to take advantage of some part of the appreciation of the future curve of the American currency.

In September 2006, the subsidiary PifCo contracted a hedge operation called a cross currency swap to cover the yen bonds issued in order to fix the Company’s costs in this operation in US Dollars. Interest rates in different currencies are swapped under the cross currency swap. The exchange rate between the yen and the US Dollar is set at the start of the transaction and remains fixed throughout its term. On December 31, 2007 this transaction had a fair value, which if it were recorded would result in a gain of R$ 5.656. The Company does not intend to settle these contracts before they expire.

The subsidiary Petrobras Distribuidora had hedge currency transactions with a positive fair value of R$ 2.782 as of December 31, 2007. These transactions consist of the sale of forward short-term PTAX dollar contracts, which allow a fixed exchange rate and hedging against a possible devaluation in the period.

Petrobras Energia S.A. - PESA, an indirect subsidiary of Petrobras, carries out forward and sale operations of US Dollars in exchange for Argentinean pesos. As at December 31, 2007, had no derivative financial instruments, but recognized a gain equal to R$ 175 (US$ 99 thousand) relating to contracts settled during the period from January to October 2007 (in 2006, loss of R$ 1.706/US$ 798 thousand).

26.3 Risk assessment

The Company’s interest rate risk is a function of its long-term debt and, to a lesser extent, of its short-term debt. The Company’s foreign currency floating rate debt is mainly subject to fluctuations in Libor and the Company’s floating rate debt denominated in Reais is mainly subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Banco Central do Brasil. The Company currently does not use any derivative financial instruments to manage its exposure to fluctuations in interest rates.

26.4 Financial instruments

In the normal course of its business activities, the Company acquires various types of financial instruments.

(a) Concentrations of credit risk

Substantial portions of the Company’s assets including financial instruments are located in Brazil. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and cash equivalents, government securities, trade receivables and futures contracts.

The Company takes several measures to reduce its credit risk to acceptable levels.

(b) Fair value

Fair values are derived either from quoted market prices where available, or, in their absence, the present value of expected cash flows. Fair values of cash and cash equivalents, trade receivables, short-term debt and trade payables approximate their carrying values. The fair value for the Company’s available-for-sale government securities and other long-term assets and liabilities do not differ materially from their carrying values.

27 Insurance

In order to protect its assets, Petrobras adheres to a basic rule to transfer, through insurance contracts, the risks that may generate losses and significantly impact its financial position, as well as the risks subject to compulsory insurance required either legally or contractually. Other risks are self-insured, with Petrobras intentionally and fully assuming all the risks involved. Self-insurance is adopted when the assets involved are not economically significant or in view of a high cost benefit ratio.

The assumptions of risk adopted, given their nature, are not part of the scope of an audit of financial statements and, accordingly, they were not examined by our independent auditors.

The principal data relating to insurance coverage on December 31, 2007 are summarized below:

		Sum insured

Assets	Type of coverage	Consolidated	Parent Company

Installations, equipment and inventories	Fire and sundry risks	63.154.127	41.270.752

Tankers and auxiliary vessels	Hull	2.637.466
Fixed oil platforms, floating
production systems and
maritime drilling units	Oil risks	23.682.139	23.682.139

Total		89.473.732	64.952.891

Considering its financial dimension and the commitments and investments in the areas involving Health, Safety and Environment (SMS) and Quality, Petrobras, similarly to other large oil companies, retains a significant amount of its risks, also by means of increasing the deductible amounts, which may reach US$ 50 million.

28 Health, safety and environmental

The continued improvement in Petrobras’ environmental performance, as specified in its Strategic Plan, is associated to the implementation of two major programs: Process Safety (PSP) and Excellence in Operational Safety and Environmental Management (Pegaso).

In 2007, total expenditure by the company environment, health and safety (SMS), considering investments and operations, totaled R$ 4.300.000, of which R$ 2.226.000 on safety, R$ 1.720.000 on environment and R$ 354.000 on healthcare. These totals do not include disbursements relating to the Multifaceted Health Plan (AMS) and support given to external environmental projects.

In 2007, the Excellence in Operational Safety and Environmental Management Program (Pegaso) recorded total investments and operations in the order of R$ 1.104.000 (R$ 1.223.000 in 2006).

29 Remuneration of Parent Company directors and employees (in reais)

The Petrobras Compensation and Benefits Plan, and specific legislation establish criteria for all remuneration of Company employees and directors.

In 2007, the highest and lowest salaries for employees occupying permanent posts, based on December data, were R$ 45.245,18 and R$ 1.400,88 (R$ 39.404,74 and R$ 1.085,66 in 2006), respectively. The average salary for the year was R$ 7.250,49 (R$ 6.262,56 in 2006).

With regard to Company directors, the highest remuneration in 2007, again based on December figures, was R$ 52.031,96 (R$ 45.315,45 in 2006).

30 Other Information

30.1 Special participation in the Marlim Field

This governmental participation was established by the Brazilian Law on Oil No. 9.478/97 and is collected as a means of compensation for oil production activities, incident upon high volume production fields.

The method used by Petrobras to calculate the special participation due for the Marlim field, is based on the legally legitimate interpretation of Directive 10 of January 14, 1999, approved by the National Petroleum Agency (ANP) itself.

On September 06, 2005, the Board of Directors of the ANP determined the constitution of a Work Group with the mission to demonstrate, by means of technical criteria, the methodology to be applied in the calculation of the Special Participation in the Marlim field, as well as endorse the amounts paid by Petrobras on account of this participation.

The Work Group produced the Report on the Certification of the Payment of the Special Participation in the Marlim Field, approved by the Full Board of Directors of the ANP, by means of Board Resolution 267/2006 of August 16, 2006 and circulated to Petrobras on August 18, 2006. The methodology used by Petrobras is the same as that contained in the report approved by the ANP.

In summary, the Report established the methodology to be applied with regard to the Special Participation in Marlim, and also determined that Petrobras make an additional payment in the amount of R$ 400.000, relating to underpayments by Petrobras as a result of having used the calculation method initially determined by the ANP.

Petrobras accepted the order of the ANP, on the grounds that the new methodology applied by the Work Group had not been applied retroactively, thus ensuring compliance with constitutional principles such as legal security and the perfect legal act.

A consequence of the additional payment was the settlement in full of the additional amounts charged, in accordance with the final decision at the highest level of decision-making at the ANP - its Full Board of Directors.

On July 18, 2007, Petrobras was notified of a new ANP Board Resolution stipulating the payment of further sums considered due, retroactively to 1998, annulling the earlier Board Resolution on August 16, 2006. Ordinance 10 of January 14, 1999 approved by Board Resolution 267/2006 of August 16, 2006, is legitimate and legal and therefore may not be revoked or annulled, under penalty of total violation of the above mentioned constitutional principles. Its annulment imparts total legal uncertainly, not only for Petrobras, but to all the concessionaires.

Petrobras filed a petition of writ of mandamus and obtained an injunction to suspend the charge of the differences with regard to the Special Participation mentioned in ANP Resolution No. 400/2007, until the legal proceedings, currently underway in the Federal Courts of Rio de Janeiro, are concluded. No decision has yet been handed down by the lower court.

The position of Petrobras’ legal counsel is that the expectation of disbursement of the amounts claimed is remote.

30.2 Analysis of the TUPI and Júpiter area

Petrobras concluded the analysis of the formation tests of the second well in the area named Tupi, in block BM-S-11, located in the Santos Basin, and estimates the recoverable volume of 28º API light oil in 5 to 8 billion barrels of oil and natural gas. Petrobras is the operator of the area and holds 65%, with BG Group holding 25% and Petrogal - Galp Energia, 10%.

Petrobras also conducted a regional assessment of the oil potential of the presalt that extends through the basins in the South and Southeast of Brazil. The estimated recoverable volumes of oil and gas for the presalt reservoirs, if confirmed, will significantly increase the existing figures on the quantity of oil in Brazilian basins.

On January 2008, another large Natural Gas and Condensate field was discovered in the Santos Basin, called Júpiter, reinforcing the expectation on the field potencial. The block BM-S-24 is explored by the consortium formed by Petrobras (80% - Operator) and Galp Energia (20%).

These areas are still in the exploration stage and more detailed studies and further drilling will be necessary to delimit and evaluate the best means of developing the field. From the exploration phase to the end of the development of the proven reserves in the field, several years of studies and investments will be required until commercial production of oil and gas can start.

31 Subsequent Events

31.1 Adaptation to the Law 11.638/2007

Law 11.638/07 was enacted on December 28, 2007, and amends and repeals provisions of Law 6.404, of December 15, 1976, and Law 6.385, of December 07, 1976, which deal with the preparation of the financial statements, in order to adjust Brazilian accounting practices to the international financial reporting standards (IFRS).

Among the principal changes made, we draw attention to the following matters which, in the view of our Management, might affect the presentation of our financial statements, as a result of new criteria for calculating income and the Company’s equity and financial position, as from 2008:

a	Increases and reductions in values attributed to assets and liabilities as a result of market price evaluation.
  Investments in financial instruments, including derivatives, and in credit rights and marketable securities in current or non-current assets, when “available for sale” or “for negotiation”. Other financial instruments are evaluated at cost, restated or adjusted in accordance with the probable realization value, whichever is lower. The Company has already disclosed these effects in specific Notes.

  Operations involving transformation, merger, consolidation or spin-off, between independent parties in which there is effective transfer of control.

  Adjustments to present value of assets and liabilities derived from long-term operations and from relevant short-term operations. The Company already discloses the effects of adjustments to present value of financing, calculated at current market rates.

  Creation of the heading “Equity Evaluation Adjustment” in Shareholders’ Equity, when the balancing items of increases and decreases in value attributed to assets and liabilities are not calculated in income for the year on the accrual basis, as a result of their evaluation at market value.
b
Investments in affiliated companies where there is significant influence over their management, or an interest of 20% (twenty percent) or more in the voting capital, in subsidiaries and in other companies in the same group or that are under common control, will be appraised by the equity method.

c	Property, plant and equipment and recognition of debt in relation to expenditure on leasing. The Company already discloses these effects, including the amounts of depreciation, in a specific Note.

d	Tax incentives derived from donations or government investment subsidies will no longer be classified as Capital Reserve, but will be recorded in income for the year. Company Management may allocate the portion of the net income derived from these incentives to a Revenue Reserve, which may be excluded from the calculation base for the mandatory dividend.

e	Interests participation of debenture holders, employees and directors, even in the form of financial instruments, and of employees' welfare or pension funds, that are not classified as expense, shall not be included in the statement of income for the year.

f	The balances of revaluation reserves may be reversed, optionally, to the end of 2008.

The Company's Board of Directors is evaluating the effects that the above changes might have on the shareholders' equity and the 2008 results, and will take into consideration the guidelines and definitions to be issued by the regulatory bodies. At present, Management does not feel that it is in a position to calculate the effects of these changes on the income and shareholders' equity for the year ended December 31, 2007.

31.2 Sale of shareholding in Petroquímica Cuyo S.A.I.C.

On January 02, 2008, Petrobras Energia S.A. (Pesa) sold its share interest in the Argentinian company Petroquímica Cuyo S.A.I.C. for R$ 56.682.

31.3 Emissão de US$ 750 milhões em Global Notes

On January 11, 2008, PifCo issued Senior Global Notes of US$ 750 million, constituting a single, fungible issue with the amount of US$ 1 billion launched on November 1, 2007, totaling US$ 1.750 million in bonds, with a due date of March 01, 2018, coupon of 5,875% p.a. and interest to be paid every 6 months from March 01, 2008 onwards. The purpose of the operation was to access the long term capitals market, refinance the early repayment of old debts and reduce the cost of its capital.

31.4 Transfer of the petrochemical assets of the Ipiranga companies

On February 27, 2008, Ultrapar transferred the petrochemical assets of the Ipiranga companies to Braskem and Petrobras, in the proportion of 60% and 40%, respectively, of the voting and total capital of Ipiranga Química, in accordance with the Investment Agreement between Braskem, Petrobras and Ultrapar (Note 12.10. f).

31.5 Share Split

On March 03, 2008, the Board of Directors approved the Petrobras share split proposal and, consequently, the amendment to article 4 of the Company Bylaws, for deliberation by the Extraordinary General Meeting (EGM) of the Shareholders, to be convened on March 24, 2008. The effective date of the share split, which will be decided by the EGM, will be informed to the market opportunely.

If the proposed share split is approved by the EGM, each present share, both common and preferred, will become two shares after the split. Consequently, Petrobras' share capital will be comprised of a total of 8.774.076.740 (eight billion, seven hundred and seventy four million, seventy six thousand and seven hundred and forty) shares with no par value, divided into 5.073.347.344 (five billion, seventy three million, three hundred and forty seven thousand and three hundred and forty four) common shares and 3.700.729.396 (three billion, seven hundred million, seven hundred and twenty nine thousand and three hundred and ninety six) preferred shares. As such, shareholders will receive 1 (one) new share for each share held of the same type.

For investors holding American Depository Receipts (ADRs) after approval of the share split, the ratio of exchange of two shares for each Petrobras ADR traded on the New York Stock Exchange (NYSE) will be maintained.

No change in the value of the share capital is being proposed by this operation.

31.6 Incorporation of Pramoa

On March 03, 2008, the Board of Directors approved the proposal to incorporate its subsidiary Pramoa Participações S.A. (Pramoa), and submitted the incorporation proposal to be deliberated by the shareholders at an Extraordinary General Meeting called for March 24, 2008.

The incorporation of Pramoa by Petrobras forms part of the acquisition process of Suzano Petroquímica S.A. that was completed on November 30, 2007, as described in note 12.10 (h).

31.7 Incorporation of UPB Participações

On March 03, 2008, the Board of Directors approved the proposal to incorporate its fully-owned subsidiary UPB Participações S.A. (UPB), and submitted the incorporation proposal to be deliberated by the shareholders at an Extraordinary General Meeting called for March 24, 2008.

The incorporation of UPB by Petrobras is related to the acquisition of the petrochemical assets of the Ipiranga Group, as described in note 12.10 (f).

BOARD OF DIRECTORS

DILMA VANA ROUSSEFF
Chairwoman

SILAS RONDEAU CAVALCANTI SILVA		FRANCISCO ROBERTO DE
Councilor		ALBUQUERQUE
Councilor

FÁBIO COLLETTI BARBOSA	GUIDO MANTEGA	ARTHUR ANTONIO SENDAS
Councilor	Councilor	Councilor

JORGE GERDAU JOHANNPETER		JOSÉ SÉRGIO GABRIELLI DE AZEVEDO
Councilor		Councilor

EXECUTIVE BOARD

JOSÉ SÉRGIO GABRIELLI DE AZEVEDO
Chief Executive Office

GUILHERME DE OLIVEIRA ESTRELLA		MARIA DAS GRAÇAS SILVA FOSTER
Exploration and Production Director		Gas & Energy Director

ALMIR GUILHERME BARBASSA		NESTOR CUÑAT CERVERÓ
Chief Finanece Office and Investor Relations		International Director

RENATO DE SOUZA DUQUE		PAULO ROBERTO COSTA
Services Director		Supply Director

MARCOS MENEZES
Accountant - CRC-RJ 35.286/O-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.